    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 15, 1997

                                                    REGISTRATION NO. 333-

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM S-4

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                         SOUTHERN NATIONAL CORPORATION

             (Exact name of registrant as specified in its charter)

          NORTH CAROLINA                        6060                    56-0939887
   (State or other jurisdiction          (Primary Standard           (I.R.S. Employer
of incorporation or organization)            Industrial           Identification Number)
                                        Classification Code
                                              Number)

                             200 WEST SECOND STREET
                      WINSTON-SALEM, NORTH CAROLINA 27101
                                 (910) 733-2000

         (Address, including Zip Code, and telephone number, including area code, of registrant's principal executive offices)

                            JERONE C. HERRING, ESQ.
                       200 WEST SECOND STREET, 3RD FLOOR
                      WINSTON-SALEM, NORTH CAROLINA 27101
                                 (910) 733-2180

      (Name, address, including Zip Code, and telephone number, including area code, of agent for service)

                 THE COMMISSION IS REQUESTED TO SEND COPIES OF
                             ALL COMMUNICATIONS TO:

          GARZA BALDWIN, III                        BARRY A. WILTON
WOMBLE CARLYLE SANDRIDGE & RICE, PLLC        PARKER, POLLARD & BROWN, P.C.
     3300 ONE FIRST UNION CENTER          SUITE 300, DUMBARTON OAKS BUILDING
       301 SOUTH COLLEGE STREET                 5511 STAPLES MILL ROAD
   CHARLOTTE, NORTH CAROLINA 28202             RICHMOND, VIRGINIA 23228

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ( )

                       CALCULATION OF REGISTRATION FEE

[CAPTION]

    TITLE OF EACH CLASS OF                                    PROPOSED MAXIMUM          PROPOSED MAXIMUM
 SECURITIES TO BE REGISTERED    AMOUNT TO BE REGISTERED   OFFERING PRICE PER UNIT   AGGREGATE OFFERING PRICE
Common Stock,
  par value $5.00 per share...         2,088,973                    (1)                 $59,630,400 (2)

    TITLE OF EACH CLASS OF             AMOUNT OF
 SECURITIES TO BE REGISTERED        REGISTRATION FEE
Common Stock,
  par value $5.00 per share...       $6,322.63 (3)

(1) Not applicable.
(2) Computed in accordance with Rule 457(f) based on the average of the high ($25) and low ($25) sales price of the common stock of Fidelity Financial Bankshares Corporation on January 13, 1997 as reported on The Nasdaq National Market.
(3) Pursuant to Rule 457(b), the registration fee has been reduced by an amount equal to the fee of $11,747.19 paid upon the filing with the Commission of the preliminary proxy materials of Fidelity Financial Bankshares Corporation on December 11, 1996.

                         SOUTHERN NATIONAL CORPORATION

                             CROSS-REFERENCE SHEET

 ITEM
NUMBER   CAPTION                                           CAPTION IN PROSPECTUS

    1    Forepart of Registration Statement and Outside
         Front Cover Page of Prospectus..................  Facing Page; Cross Reference Sheet; Outside Front Cover Page

    2    Inside Front and Outside Back Cover Pages of
         Prospectus......................................  Available Information; Incorporation of Certain Documents by
                                                           Reference; Table of Contents

    3    Risk Factors, Ratio of Earnings to Fixed Charges
         and Other Information...........................  Summary; Special Meeting of Shareholders of FFBC; The Merger

    4    Terms of the Transaction........................  Summary; The Merger; Description of SNC Capital Stock; Comparison
                                                           of Shareholders' Rights

    5    Pro Forma Financial Information.................  Pro Forma Condensed Financial Information

    6    Material Contacts with the Company Being
         Acquired........................................  The Merger -- Background of the Merger; The Merger -- Reasons for
                                                           the Merger

    7    Additional Information Required for Reoffering
         by Persons and Parties Deemed to be
         Underwriters....................................  Not Applicable

    8    Interests of Named Experts and Counsel..........  The Merger -- Opinion of FFBC's Financial Advisors; Legal Matters

    9    Disclosure of Commission Position on
         Indemnification for Securities Act
         Liabilities.....................................  Not Applicable

   10    Information with Respect to S-3 Registrants.....  Pro Forma Condensed Financial Information

   11    Incorporation of Certain Information by
         Reference.......................................  Incorporation of Certain Documents by Reference

   12    Information with Respect to S-2 or S-3
         Registrants.....................................  Not Applicable

   13    Incorporation of Certain Information by
         Reference.......................................  Not Applicable

   14    Information with Respect to Registrants Other
         Than S-3 or S-2 Registrants.....................  Not Applicable

   15    Information with Respect to S-3 Companies.......  Not Applicable

   16    Information with Respect to S-2 or S-3
         Companies.......................................  Incorporation of Certain Documents by Reference

   17    Information with Respect to Companies Other Than
         S-3 or S-2 Companies............................  Not Applicable

   18    Information if Proxies, Consents or Authori-
         zations Are to Be Solicited.....................  Outside Front Cover Page; Incorporation of Certain Documents by
                                                           Reference; Summary; Special Meeting of Shareholders of FFBC; The
                                                           Merger -- Interests of Certain Persons in the Merger; Shareholder
                                                           Proposals

   19    Information if Proxies, Consents or Authori-
         zations Are not to Be Solicited or in an
         Exchange Offer..................................  Not Applicable

                   FIDELITY FINANCIAL BANKSHARES CORPORATION
                       2809 EMERYWOOD PARKWAY, SUITE 500
                            RICHMOND, VIRGINIA 23294

                                January 24, 1997

Dear Shareholders:

     You are cordially invited to attend a special meeting of shareholders (the "Special Meeting") of Fidelity Financial Bankshares Corporation ("FFBC"), to be held at The Commonwealth Club, 401 West Franklin Street, Richmond, Virginia on February 27, 1997 at 2:00 p.m., local time. At the Special Meeting, you will be asked to consider and vote on the Agreement and Plan of Reorganization, dated as of August 22, 1996, by and between FFBC and Southern National Corporation, a North Carolina corporation ("SNC"), as amended and restated as of December 17, 1996 (the "Reorganization Agreement"), and a related Plan of Merger (the "Plan of Merger"), pursuant to which FFBC will merge with and into BB&T Financial Corporation of Virginia, a Virginia corporation which is a wholly owned subsidiary of SNC (the "Merger"), and each share of common stock of FFBC ("FFBC Common Stock") will be converted into the right to receive between .8758 and
 .7137 shares of common stock of SNC ("SNC Common Stock"), to be determined as described in the following paragraph. Assuming a "Closing Value" as defined in
the following paragraph of $       , which was the closing per share market
price of SNC Common Stock on January   , 1997, each share of FFBC Common Stock
would be converted into the right to receive        shares of SNC Common Stock.
It is a condition to the Merger, and it is expected, that the exchange of SNC Common Stock for shares of FFBC Common Stock will be tax free to the shareholders of FFBC for federal income tax purposes (except to the extent, if any, that cash is received in lieu of fractional shares of SNC Common Stock).

     If the Merger is approved by the FFBC shareholders at the Special Meeting and the other conditions of the Reorganization Agreement are met, the number of shares of SNC Common Stock to be received for each share of FFBC Common Stock (the "Exchange Ratio") will be determined based upon the average closing price per share (the "Closing Value") of SNC Common Stock on the New York Stock Exchange for the twenty business days ending on and including February 21, 1997. If the Closing Value is less than $24.00, the Exchange Ratio shall be .8758 shares of SNC Common Stock for each share of FFBC Common Stock. If the Closing Value is less than $26.50 but not less than $24.00, the Exchange Ratio shall be determined by dividing $21.02 by the Closing Value, which would result in an Exchange Ratio of between .7935 and .8758 shares of SNC Common Stock for each share of FFBC Common Stock. If the Closing Value is not less than $26.50 and not more than $31.50, the Exchange Ratio will be .7931 shares of SNC Common Stock for each share of FFBC Common Stock. If the Closing Value is greater than $31.50 but not greater than $35.00, the Exchange Ratio shall be determined by dividing $24.98 by the Closing Value, which would result in an Exchange Ratio of between
 .7928 and .7137 shares of SNC Common Stock for each share of FFBC Common Stock. If the Closing Value is greater than $35.00, the Exchange Ratio shall be .7137
shares of SNC Common Stock for each share of FFBC Common Stock. On January   ,
1997, the closing price of SNC Common Stock on the New York Stock Exchange was
$       per share.

     On November 4, 1996, SNC announced that it had entered into an agreement to acquire United Carolina Bancshares Corporation, a bank holding company based in Whiteville, North Carolina. Certain information relating to this pending transaction is set forth in the accompanying Prospectus/Proxy Statement under "SUMMARY -- Parties to the Merger -- SNC," "INFORMATION ABOUT SNC -- UCB Merger" and "PRO FORMA CONDENSED FINANCIAL INFORMATION."

     THE ENCLOSED NOTICE OF SPECIAL MEETING AND PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION CONCERNING THE SPECIAL MEETING AND THE PROPOSED MERGER, INCLUDING DETAILS AS TO THE DETERMINATION OF THE EXCHANGE RATIO. PLEASE CAREFULLY READ THESE MATERIALS AND THOUGHTFULLY CONSIDER THE INFORMATION CONTAINED IN THEM.

     Whether or not you plan to attend the Special Meeting, you are urged to complete, sign, date, and promptly return the enclosed proxy card to assure that your shares will be voted at the Special Meeting. If you attend the Special Meeting, you may vote in person, whether or not you have previously submitted a proxy.

     THE BOARD OF DIRECTORS OF FFBC UNANIMOUSLY APPROVED THE REORGANIZATION AGREEMENT AND PLAN OF MERGER AND BELIEVES THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF FFBC. ACCORDINGLY, THE BOARD OF DIRECTORS OF FFBC RECOMMENDS THAT SHAREHOLDERS OF FFBC VOTE "FOR" APPROVAL OF THE REORGANIZATION AGREEMENT AND THE PLAN OF MERGER.

                                         Sincerely,

                                         BARRY D. CRAWFORD
                                         PRESIDENT AND CHIEF EXECUTIVE OFFICER

                   FIDELITY FINANCIAL BANKSHARES CORPORATION
                       2809 EMERYWOOD PARKWAY, SUITE 500
                            RICHMOND, VIRGINIA 23294

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON FEBRUARY 27, 1997

TO THE SHAREHOLDERS OF FIDELITY FINANCIAL BANKSHARES CORPORATION:

     NOTICE IS HEREBY GIVEN that a special meeting of shareholders (the "Special Meeting") of Fidelity Financial Bankshares Corporation, a Virginia corporation ("FFBC"), will be held at The Commonwealth Club, 401 West Franklin Street, Richmond, Virginia on February 27, 1997 at 2:00 p.m., local time, for the following purposes:

     1. To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of August 22, 1996, by and between FFBC and Southern National Corporation, a North Carolina corporation ("SNC"), as amended and restated as of December 17, 1996 (the "Reorganization Agreement"), and a related Plan of Merger (the "Plan of Merger"), pursuant to which FFBC will merge with and into BB&T Financial Corporation of Virginia, a Virginia corporation which is a wholly owned subsidiary of SNC, and each share of common stock of FFBC will be converted into the right to receive between .8758 and .7137 shares of common stock of SNC, to be determined as described in the accompanying Proxy Statement/Prospectus. A copy of the Reorganization Agreement and the Plan of Merger set forth therein is attached to the accompanying Proxy Statement/Prospectus as Appendix I.

     2. To transact such other business as may be properly brought before the Special Meeting or at any and all adjournments or postponements thereof.

     Shareholders of FFBC of record at the close of business on January 23, 1997 are entitled to notice of and to vote at the Special Meeting. You are cordially invited to attend the Special Meeting in person; however, whether or not you plan to attend, we urge you to complete, date, and sign the accompanying proxy card and to return it promptly in the enclosed postage prepaid envelope.

                                         BY ORDER OF THE BOARD OF DIRECTORS

                                         H. R. POLLARD, IV
                                         SECRETARY

Richmond, Virginia
January 24, 1997

PLEASE COMPLETE, SIGN, DATE, AND RETURN THE ENCLOSED PROXY CARD PROMPTLY WHETHER OR NOT YOU PLAN TO BE PRESENT AT THE SPECIAL MEETING. PLEASE DO NOT SEND IN ANY CERTIFICATES FOR YOUR SHARES AT THIS TIME.

                                PROXY STATEMENT
                   FIDELITY FINANCIAL BANKSHARES CORPORATION

                                   PROSPECTUS
                         SOUTHERN NATIONAL CORPORATION
                                  COMMON STOCK

     This Proxy Statement/Prospectus is being furnished to the holders of the common stock of Fidelity Financial Bankshares Corporation, a Virginia corporation ("FFBC"), in connection with the solicitation of proxies by the Board of Directors of FFBC for use at the special meeting of shareholders of FFBC, or any adjournment or postponement thereof (the "Special Meeting"), to be held on February 27, 1997 at 2:00 p.m., local time, at The Commonwealth Club, 401 West Franklin Street, Richmond, Virginia. At the Special Meeting, the shareholders of FFBC will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Reorganization, dated as of August 22, 1996, between FFBC and Southern National Corporation, a North Carolina corporation ("SNC"), as amended and restated as of December 17, 1996 (the "Reorganization Agreement"), a copy of which is attached hereto as Appendix I, and the related Plan of Merger (the "Plan of Merger"), a copy of which appears as Exhibit A to the form of Articles of Merger attached as Annex A to the Reorganization Agreement. See "SPECIAL MEETING OF SHAREHOLDERS OF FFBC."

     The Reorganization Agreement and Plan of Merger provide for the merger of FFBC with and into BB&T Financial Corporation of Virginia, a Virginia corporation and wholly owned subsidiary of SNC ("BB&T Financial-VA") (the "Merger"). As a result, FFBC will cease to exist and the shareholders of FFBC will become shareholders of SNC in accordance with the terms of the Reorganization Agreement and the Plan of Merger. See "THE MERGER -- Exchange Ratio."

     This Proxy Statement/Prospectus also constitutes a prospectus of SNC with respect to up to 2,088,973 shares of common stock, par value $5.00 per share, together with associated preferred stock purchase rights (as described herein) of SNC (the "SNC Common Stock"), to be issued to holders of the outstanding shares of common stock, par value $1.00 per share, of FFBC (the "FFBC Common Stock") in accordance with the Reorganization Agreement and the Plan of Merger. The SNC Common Stock is listed for trading on the New York Stock Exchange, Inc.
(the "NYSE") under the trading symbol "SNB." On January   , 1997, the last sale
price of SNC Common Stock as reported on the NYSE Composite Transactions List
was $      . The FFBC Common Stock is listed for trading on the Nasdaq National
Market under the trading symbol "FFRV." On January   , 1997, the last sale price
of FFBC Common Stock as reported on the Nasdaq National Market was $      . On
August 20, 1996, the last trading day before FFBC announced that it was engaged in negotiations with a third party relating to an acquisition of FFBC, the last reported sale price of FFBC Common Stock on the Nasdaq National Market was $13.25.

     On November 4, 1996, SNC announced that it had entered into an agreement to acquire United Carolina Bancshares Corporation ("UCB"), a bank holding company based in Whiteville, North Carolina. For certain information relating to this pending transaction, see "SUMMARY -- Parties to the Merger -- SNC," "INFORMATION ABOUT SNC -- UCB Merger" and "PRO FORMA CONDENSED FINANCIAL INFORMATION."

     This Proxy Statement/Prospectus, the Notice of Special Meeting, and the accompanying proxy card are first being mailed to the shareholders of FFBC on or about January 24, 1997.

NEITHER THE MERGER NOR THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROXY
     STATEMENT/PROSPECTUS HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
          ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
              OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS.
                 ANY REPRESENTATION     TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

THE SHARES OF SNC COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS
     OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF SNC AND ARE
     NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY
                           OTHER GOVERNMENT AGENCY.

        The date of this Proxy Statement/Prospectus is January 24, 1997.

                             AVAILABLE INFORMATION

     SNC and FFBC are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements, and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following Regional Offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including SNC and FFBC.

     Shares of SNC Common Stock are listed on the NYSE, and proxy statements, reports and other information concerning SNC can also be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     SNC has filed a Registration Statement on Form S-4 (together with all amendments, exhibits, and schedules thereto, the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of SNC Common Stock to be issued in the Merger. This Proxy Statement/Prospectus does not include all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission. The Registration Statement, including any amendments, schedules, and exhibits filed or incorporated by reference as a part thereof, is available for inspection and copying as set forth above. Statements contained in this Proxy Statement/Prospectus or in any document incorporated herein by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, and each such statement shall be deemed qualified in its entirety by such reference.

     The information contained herein with respect to SNC has been provided by SNC, and the information contained herein with respect to FFBC before the Merger has been provided by FFBC.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SNC OR FFBC. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES COVERED BY THIS PROXY STATEMENT/PROSPECTUS OR A SOLICITATION OF A PROXY IN ANY JURISDICTION WHERE, OR TO OR FROM ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF SNC OR FFBC SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by SNC with the Commission under the Exchange Act are incorporated herein by reference:

     (a) SNC's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

     (b) SNC's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996;

     (c) SNC's Current Reports on Form 8-K, dated April 15, 1996, May 3, 1996, July 12, 1996, August 27, 1996, September 3, 1996, October 11, 1996,
         October 11, 1996, November 4, 1996, December 19, 1996 and January 14, 1997;

     (d) SNC's Registration Statement on Form 8-A, dated January 10, 1997, with respect to the adoption of its shareholder rights plan; and

     (e) The description of SNC Common Stock in SNC's registration statement filed under the Exchange Act with respect to SNC Common Stock, including all amendments and reports filed for the purpose of updating such description.

     The following documents previously filed by FFBC with the Commission under the Exchange Act are incorporated herein by reference:

     (a) FFBC's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

     (b) FFBC's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; and

     (c) FFBC's Current Report on Form 8-K dated August 30, 1996.

     In accordance with the rules and regulations of the Commission, a copy of FFBC's 1995 Annual Report to Shareholders and a copy of FFBC's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 filed by FFBC with the Commission accompany this Proxy Statement/Prospectus.

     All documents filed by SNC or FFBC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the Special Meeting shall be deemed to be incorporated by reference into this Proxy Statement/Prospectus and to be a part hereof from the date of the filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any subsequently filed document that is or is deemed to be incorporated by reference herein) modifies or supersedes such previous statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN) ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST BY ANY PERSON, INCLUDING ANY BENEFICIAL OWNER OF FFBC COMMON STOCK, TO WHOM THIS PROXY STATEMENT/PROSPECTUS HAS BEEN DELIVERED. REQUESTS FOR DOCUMENTS RELATING TO SNC SHOULD BE DIRECTED TO INVESTOR RELATIONS, SOUTHERN NATIONAL CORPORATION, 223 WEST NASH STREET, WILSON, NORTH CAROLINA 27893 OR TELEPHONE: (919) 246-4219. REQUESTS FOR DOCUMENTS RELATING TO FFBC SHOULD BE DIRECTED TO PRESIDENT, FIDELITY FINANCIAL BANKSHARES CORPORATION, 2809 EMERYWOOD PARKWAY, SUITE 500, RICHMOND, VIRGINIA 23294 OR TELEPHONE: (804) 756-0200. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY SUCH REQUEST SHOULD BE RECEIVED BY FEBRUARY 20, 1997.

     THIS PROXY STATEMENT/PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF SNC FOLLOWING THE CONSUMMATION OF THE MERGER AND THE UCB MERGER, INCLUDING STATEMENTS RELATING TO DIVIDENDS, THE COST SAVINGS AND REVENUE ENHANCEMENTS THAT ARE EXPECTED TO BE REALIZED FROM THE UCB MERGER AND THE EXPECTED IMPACT OF THE UCB MERGER ON SNC'S FINANCIAL PERFORMANCE. (SEE "THE MERGER -- REASONS FOR THE MERGER" AND "INFORMATION ABOUT SNC -- THE UCB MERGER.") THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES:
(1) EXPECTED COST SAVINGS FROM THE UCB MERGER CANNOT BE FULLY REALIZED; (2) DEPOSIT ATTRITION, CUSTOMER LOSS OR REVENUE LOSS FOLLOWING THE UCB MERGER IS GREATER THAN EXPECTED; (3) COMPETITIVE PRESSURE IN THE BANKING INDUSTRY INCREASES SIGNIFICANTLY; (4) COSTS OR DIFFICULTIES RELATED TO THE INTEGRATION OF THE BUSINESSES OF SNC AND UCB ARE GREATER THAN EXPECTED; (5) REQUIRED OPERATIONAL DIVESTITURES ARE GREATER THAN EXPECTED; (6) CHANGES IN THE INTEREST RATE ENVIRONMENT REDUCE MARGINS; (7) GENERAL ECONOMIC CONDITIONS, EITHER NATIONALLY OR REGIONALLY, ARE LESS FAVORABLE THAN EXPECTED, RESULTING IN, AMONG OTHER THINGS, A DETERIORATION IN CREDIT QUALITY; (8) CHANGES OCCUR IN THE REGULATORY ENVIRONMENT; (9) CHANGES OCCUR IN BUSINESS CONDITIONS AND INFLATION; AND (10) CHANGES OCCUR IN THE SECURITIES MARKETS. THE FORWARD-LOOKING EARNINGS ESTIMATES INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS HAVE NOT BEEN EXAMINED OR COMPILED BY THE INDEPENDENT PUBLIC ACCOUNTANTS OF SNC OR FFBC NOR HAVE SUCH ACCOUNTANTS APPLIED ANY PROCEDURES THERETO. ACCORDINGLY, SUCH ACCOUNTANTS DO NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE ON THEM. FURTHER INFORMATION ON OTHER FACTORS THAT COULD AFFECT THE FINANCIAL RESULTS OF SNC AFTER THE MERGER AND THE UCB MERGER IS INCLUDED IN THE COMMISSION FILINGS INCORPORATED BY REFERENCE HEREIN.

                               TABLE OF CONTENTS

                                                                                                                          PAGE
AVAILABLE INFORMATION..................................................................................................     i
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE........................................................................     i
SUMMARY................................................................................................................     1
  Special Meeting of Shareholders of FFBC..............................................................................     1
  Parties to the Merger................................................................................................     1
  The Merger...........................................................................................................     2
  Comparison of Shareholders' Rights...................................................................................     4
  Comparative Market Prices and Dividends..............................................................................     5
  Selected Financial Data..............................................................................................     5
  Comparative Per Share Data...........................................................................................     8
  Recent Developments..................................................................................................     8
SPECIAL MEETING OF SHAREHOLDERS OF FFBC................................................................................    10
  General..............................................................................................................    10
  Record Date, Voting Rights, and Vote Required........................................................................    10
  Voting and Revocation of Proxies.....................................................................................    10
  Solicitation of Proxies..............................................................................................    11
  Recommendation of FFBC Board.........................................................................................    11
THE MERGER.............................................................................................................    11
  General..............................................................................................................    11
  Background of the Merger.............................................................................................    11
  Reasons for the Merger...............................................................................................    13
  Opinions of FFBC's Financial Advisors................................................................................    14
  Exchange Ratio.......................................................................................................    17
  Exchange of FFBC Common Stock Certificates...........................................................................    18
  The Reorganization Agreement.........................................................................................    18
  Interests of Certain Persons in the Merger...........................................................................    20
  Regulatory Considerations............................................................................................    22
  Certain Federal Income Tax Consequences of the Merger................................................................    24
  Accounting Treatment.................................................................................................    24
  The Option Agreement.................................................................................................    25
  Effect on Employees, Employee Benefit Plans and Stock Options........................................................    26
  Restrictions on Resales by Affiliates................................................................................    27
INFORMATION ABOUT SNC..................................................................................................    28
  General..............................................................................................................    28
  Subsidiaries.........................................................................................................    28
  UCB Merger...........................................................................................................    28
  Capital..............................................................................................................    30
  Deposit Insurance Assessments........................................................................................    30
INFORMATION ABOUT FFBC.................................................................................................    31
  General..............................................................................................................    31
  FFSB's Subsidiary....................................................................................................    31
  Market Area..........................................................................................................    31
  Lending Activities...................................................................................................    31
  Competition..........................................................................................................    31
  Regulatory Capital Requirements......................................................................................    31
OWNERSHIP OF FFBC COMMON STOCK BYCERTAIN BENEFICIAL OWNERS AND MANAGEMENT..............................................    32
DESCRIPTION OF SNC CAPITAL STOCK.......................................................................................    32
  General..............................................................................................................    32
  Common Stock.........................................................................................................    33
  Preferred Stock......................................................................................................    33
  Shareholder Rights Plan..............................................................................................    33
  Certain Provisions of the NCBCA, SNC Articles and SNC Bylaws.........................................................    35

                                                                                                                          PAGE
COMPARISON OF SHAREHOLDERS' RIGHTS.....................................................................................    36
  Authorized Capital Stock.............................................................................................    36
  Directors............................................................................................................    37
  Dividends and Other Distributions....................................................................................    37
  Notice of Shareholder Nominations and Shareholder Proposals..........................................................    37
  Exculpation and Indemnification......................................................................................    38
  Mergers, Share Exchanges and Sales of Assets.........................................................................    39
  Anti-takeover Statutes...............................................................................................    39
  Amendments to Articles of Incorporation and Bylaws...................................................................    40
  Shareholders' Rights of Dissent and Appraisal........................................................................    40
  Liquidation Rights...................................................................................................    41
LEGAL MATTERS..........................................................................................................    42
EXPERTS................................................................................................................    42
SHAREHOLDER PROPOSALS..................................................................................................    42
PRO FORMA CONDENSED FINANCIAL INFORMATION..............................................................................    43
  Appendix I -- Agreement and Plan of Reorganization and the Plan of Merger
  Appendix II -- Opinion of Danielson Associates, Inc.
  Appendix III -- Opinion of Scott & Stringfellow, Inc.

                                    SUMMARY

     THE FOLLOWING SUMMARY IS INTENDED ONLY TO HIGHLIGHT CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS. THIS SUMMARY IS NOT INTENDED TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS, THE APPENDICES HERETO, AND THE DOCUMENTS INCORPORATED BY REFERENCE OR OTHERWISE REFERRED TO HEREIN. SHAREHOLDERS ARE URGED TO REVIEW CAREFULLY THIS ENTIRE PROXY STATEMENT/PROSPECTUS, INCLUDING THE APPENDICES HERETO.

SPECIAL MEETING OF SHAREHOLDERS OF FFBC

     The Special Meeting will be held on February 27, 1997 at 2:00 p.m., local time, at The Commonwealth Club, 401 West Franklin Street, Richmond, Virginia. At the Special Meeting, the shareholders of FFBC will vote upon a proposal to approve the Reorganization Agreement and the Plan of Merger attached hereto as Appendix I. On January 23, 1997, the record date for the Special Meeting (the "Record Date"), there were approximately 798 holders of record of the 2,299,467 shares of FFBC Common Stock then outstanding and entitled to vote at the Special Meeting.

     The affirmative vote of the holders of a majority of the outstanding shares of FFBC Common Stock is required to approve the Reorganization Agreement and the Plan of Merger. As of the Record Date, directors and executive officers of FFBC and their affiliates beneficially owned 298,229 shares, or 12.56% of the FFBC Common Stock entitled to vote at the Special Meeting, all of which are expected to be voted in favor of the Reorganization Agreement and the Plan of Merger. See "SPECIAL MEETING OF SHAREHOLDERS OF FFBC."

PARTIES TO THE MERGER

  SNC

     SNC is a multi-bank holding company headquartered in Winston-Salem, North Carolina. SNC conducts its operations in North Carolina, South Carolina, and Virginia primarily through its commercial banking subsidiaries and, to a lesser extent, through its other subsidiaries. SNC's bank subsidiaries are Branch Banking and Trust Company ("BB&T-NC"), a North Carolina chartered bank which currently operates 302 banking offices throughout North Carolina; Branch Banking and Trust Company of South Carolina ("BB&T-SC"), a South Carolina chartered bank which currently operates 96 banking offices throughout South Carolina; and Branch Banking and Trust Company of Virginia ("BB&T-VA"), a Virginia chartered bank which currently operates 21 banking offices in the Hampton Roads region of Virginia.

     Pursuant to an Agreement and Plan of Reorganization dated as of November 1, 1996 by and between SNC and UCB, as amended and restated (the "UCB Agreement"), UCB will merge with and into SNC (the "UCB Merger"). Upon consummation of the UCB Merger, each share of the $4.00 par value common stock of UCB ("UCB Common Stock") (excluding shares held by any dissenting shareholders) issued and outstanding at the effective time of the UCB Merger will be converted into and exchanged for 1.135 shares of SNC Common Stock, subject to possible upward adjustment (the "UCB Exchange Ratio"). In addition, at the effective time, all rights with respect to UCB Common Stock outstanding at the effective time pursuant to stock options granted by UCB under the existing stock plans of UCB, whether or not exercisable, shall be converted into and become rights with respect to SNC Common Stock on a basis that reflects the UCB Exchange Ratio. Approximately 28 million shares of SNC Common Stock have been reserved for issuance in the UCB Merger. The UCB Merger is intended to constitute a tax-free transaction under the Internal Revenue Code of 1986, as amended (the "Code"), and to be accounted for as a pooling of interests. The UCB Merger, which is expected to occur in mid-1997, is subject to approval by the shareholders of UCB and SNC, the receipt of required regulatory approvals and certain other customary conditions.

     Through its two bank subsidiaries, United Carolina Bank and United Carolina Bank of South Carolina, UCB operates 153 banking offices in 89 communities in North Carolina and South Carolina. United Carolina Bank and United Carolina Bank of South Carolina will merge into BB&T-NC and BB&T-SC, respectively (the "UCB Bank Mergers"), as soon as practicable after completion of the UCB Merger. For additional information about the UCB Merger, see "INFORMATION ABOUT SNC -- UCB Merger" and "PRO FORMA CONDENSED FINANCIAL INFORMATION."

     The mailing address and telephone number of SNC's principal executive offices are 200 West Second Street, Winston-Salem, North Carolina 27101, (910) 733-2000. For additional information regarding SNC, see "INFORMATION ABOUT SNC."

  BB&T FINANCIAL-VA

     BB&T Financial-VA is a Virginia corporation that serves as the holding company of BB&T-VA. BB&T Financial-VA is a wholly-owned subsidiary of SNC. In the Merger, FFBC will be merged with and into BB&T Financial-VA, and BB&T Financial-VA will be the surviving corporation. The mailing address and telephone number of BB&T Financial-VA's principal executive offices are 5101 Cleveland Street, Virginia Beach, Virginia 23462, (804) 456-1007.

  FFBC

     FFBC is a savings and loan holding company headquartered in Richmond, Virginia. FFBC, which was incorporated in Virginia in 1995, has one direct subsidiary, Fidelity Federal Savings Bank, which is a federal stock savings bank ("FFSB"). FFSB's primary business is the granting of residential real estate loans, commercial real estate loans and, to a lesser extent, commercial business and consumer loans and the solicitation of deposits. FFSB, which was chartered in 1986, conducts its operations through seven full-service offices in Richmond. FFSB has a wholly owned subsidiary, Fidelity Service Corporation ("FSC"). FSC, which was incorporated in Virginia in 1988, holds interests in two limited partnerships that invest in entities that own and operate low-income residential rental properties in Virginia and an interest in a limited liability company that operates a title insurance agency business.

     The mailing address and telephone number of the principal executive offices of FFBC, FFSB and FSC are 2809 Emerywood Parkway, Suite 500, Richmond, Virginia 23294, (804) 756-0200. For additional information regarding FFBC, see "INFORMATION ABOUT FFBC."

THE MERGER

  GENERAL

     FFBC will be merged with and into BB&T Financial-VA, and BB&T Financial-VA will be the surviving corporation in the Merger. Each share of FFBC Common Stock will be converted into the right to receive shares of SNC Common Stock. Following the Merger, BB&T Financial-VA will remain a wholly-owned subsidiary of SNC. It is expected that, not later than the first quarter of 1998, FFSB will be merged into BB&T-VA, with BB&T-VA as the surviving entity (the "FFSB Bank Merger").

  EXCHANGE RATIO

     In the Merger, each outstanding share of FFBC Common Stock will be converted into the right to receive a number of shares of SNC Common Stock based on the Closing Value (as defined below) of SNC Common Stock (the "Exchange
Ratio"). Assuming a Closing Value of $     , which was the closing per share
price of SNC Common Stock on the NYSE on January   , 1997, the Exchange Ratio
would be      shares of SNC Common Stock for each share of FFBC Common Stock.

     The Reorganization Agreement provides that if the Closing Value is less than $24.00, each outstanding share of FFBC Common Stock will be converted into
 .8758 shares of SNC Common Stock. If the Closing Value is less than $26.50 but not less than $24.00, the Exchange Ratio shall be determined by dividing $21.02 by the Closing Value, which would result in an Exchange Ratio of between .7935 and .8758 shares of SNC Common Stock for each share of FFBC Common Stock. If the Closing Value is not less than $26.50 and not greater than $31.50, the Exchange Ratio will be .7931 shares of SNC Common Stock for each share of FFBC Common Stock. If the Closing Value is greater than $31.50 but not greater than $35.00, the Exchange Ratio shall be determined by dividing $24.98 by the Closing Value, which would result in an Exchange Ratio of between .7928 and .7137 shares of SNC Common Stock for each share of FFBC Common Stock. If the Closing Value is greater than $35.00, the Exchange Ratio shall be .7137 shares of SNC Common Stock for each share of FFBC Common Stock.

     "Closing Value" means the average closing price per share, as reported on the NYSE, of the SNC Common Stock for the twenty NYSE trading days immediately preceding the fifth calendar day preceding the date on which the shareholders of FFBC approve the Merger. The Closing Value is expected to be determined based on the twenty trading days ending on and including February 21, 1997.

     Any changes in the market price of the SNC Common Stock after the period for which the Closing Value is determined will not affect the Exchange Ratio, and the actual market price of the SNC Common Stock at the time the Merger is consummated could be more or less than the Closing Value used to determine the Exchange Ratio.

     No fractional shares of SNC Common Stock will be issued in the Merger. Holders of FFBC Common Stock otherwise entitled to a fractional share will be paid an amount in cash determined by multiplying that fraction by the Closing Value. See "THE MERGER -- Exchange Ratio."

  EFFECTIVE DATE AND TIME OF THE MERGER

     The Merger will be effective on the date (the "Effective Date") and at the time specified in the Articles of Merger to be filed with the State Corporation Commission of the Commonwealth of Virginia. Assuming the Reorganization Agreement and the Plan of Merger are approved by FFBC shareholders at the Special Meeting on February 27, 1997, the filing of the Articles of Merger is anticipated to take place on or about March 4, 1997. See "THE MERGER -- The Reorganization Agreement -- Effective Date and Time of the Merger."

  RECOMMENDATION OF FFBC BOARD; REASONS FOR THE MERGER

     The Board of Directors of FFBC (the "FFBC Board") has unanimously approved the Reorganization Agreement and Plan of Merger and the transactions contemplated thereby. The FFBC Board believes that the Merger is in the best interests of FFBC and its shareholders and recommends that the shareholders of FFBC vote "FOR" approval of the Reorganization Agreement and the Plan of Merger. For further discussion of the factors considered by the FFBC Board in reaching its conclusions, see "THE MERGER -- Background of the Merger" and " -- Reasons for the Merger."

  OPINIONS OF FFBC'S FINANCIAL ADVISORS

     FFBC has retained Danielson Associates Inc. ("Danielson") and Scott & Stringfellow, Inc. ("Scott & Stringfellow") to act as its financial advisors in connection with the Merger, and each of Danielson and Scott & Stringfellow has rendered its opinion to the FFBC Board that, as of the date of such opinion, the Exchange Ratio is fair from a financial point of view to FFBC's shareholders. The full texts of the Danielson and Scott & Stringfellow opinions, updated to the date hereof, are set forth as Appendices II and III, respectively, to this Proxy Statement/Prospectus, and each should be read in its entirety with respect to the assumptions made and other matters considered and limitations on the review undertaken by Danielson or Scott & Stringfellow, as the case may be, in rendering such opinion. See "THE MERGER -- Opinions of FFBC's Financial Advisors."

  CONDITIONS TO THE MERGER

     The consummation of the Merger is subject to various conditions, including the approval of the Reorganization Agreement and the Plan of Merger by the shareholders of FFBC, receipt of necessary regulatory approvals, receipt of an opinion regarding tax consequences and other customary conditions to closing. See "THE MERGER -- The Reorganization Agreement -- Conditions to the Merger."

  TERMINATION OF THE REORGANIZATION AGREEMENT

     The Reorganization Agreement may be terminated by either SNC or FFBC if the Merger is not consummated on or before June 30, 1997 and the terminating party is not in breach of any of its representations, warranties, covenants or undertakings in the Reorganization Agreement. The parties also have certain rights of termination upon the occurrence of certain other events. See "THE MERGER -- The Reorganization Agreement -- Termination."

  INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Pursuant to the Reorganization Agreement, Barry D. Crawford, President and a director of FFBC, and Gerald L. Martin, Executive Vice President, Chief Financial Officer and a director of FFBC, and three members of the management of FFSB, will enter into employment agreements with SNC on the Effective Date that provide for employment terms of up to seven years and severance payments and other benefits upon the occurrence of a merger or other change in control of SNC after the Merger. The Reorganization Agreement also provides that directors of FFBC will serve as directors of FFSB (and, following the FFSB Bank Merger, as directors of BB&T-VA) for at least three years after the Merger (subject to eligibility and willingness to serve) and each nonemployee director (i.e., each director other than Mr. Crawford and Mr. Martin) will receive options to purchase 2,000 shares of SNC Common Stock. In addition, Mr. Crawford and Richard
J. November, H. R. Pollard, IV and Robert G. Watts, who also are directors of FFBC, will serve on the board of directors of BB&T-VA's parent, BB&T Financial-VA, following consummation of the Merger. The Reorganization
Agreement further obligates BB&T-VA to indemnify the directors and officers of FFBC after the Merger against certain liabilities arising prior to the Merger and obligates SNC or BB&T-VA to obtain directors' and officers' liability insurance for the benefit of FFBC's directors and officers covering periods prior to and after the Merger. Further, pursuant to FFBC's 1994 Stock Option and Incentive Plan

(the "1994 Stock Plan"), vesting of options of directors and officers participating in such plan will be accelerated as a result of consummation of the Merger. In addition, the 1994 Stock Plan provides for the automatic grant to nonemployee directors of FFBC of options to purchase FFBC Common Stock upon the occurrence of a Change in Control (as defined in such plan). Pursuant to the Change in Control provisions of the plan, each nonemployee director of FFBC will be granted an option to purchase 1,890 shares of FFBC Common Stock at a price equal to the fair market value of FFBC Common Stock on the Effective Date. Such options will be converted into and become rights with respect to SNC Common Stock on a basis that reflects the Exchange Ratio in accordance with the Reorganization Agreement. See "THE MERGER -- Interests of Certain Persons in the Merger" and " -- Effect on Employees, Employee Benefit Plans and Stock Options."

  REGULATORY CONSIDERATIONS

     The Merger must be approved by the Bureau of Financial Institutions of the State Corporation Commission of the Commonwealth of Virginia (the "BFI") under the Virginia Savings Institutions Act. SNC also must provide notice of the Merger to the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act and the Federal Reserve's Regulation Y thereunder. The FFSB Bank Merger must be approved by the Federal Deposit Insurance Corporation (the "FDIC") under the Bank Merger Act, by the Office of Thrift Supervision (the "OTS") under its regulations and by the BFI under the Virginia Savings Institutions Act. The required applications and notices relating to the Merger were submitted to the appropriate regulatory authorities in October 1996, and the required applications relating to the FFSB Bank Merger were submitted to the appropriate regulatory authorities in January 1997. The Federal Reserve approved the notification of the Merger on December 16, 1996 and the BFI approved the Merger on December 23, 1996. See "THE
MERGER -- Regulatory Considerations."

  SHAREHOLDERS' RIGHTS OF DISSENT AND APPRAISAL

     Pursuant to the Virginia Stock Corporation Act (the "VSCA"), holders of FFBC Common Stock do not have dissenters' or appraisal rights in connection with the Merger because as of the Record Date shares of FFBC Common Stock were listed on the Nasdaq National Market and because the shares of SNC Common Stock to be received in the Merger are listed on the NYSE. See "COMPARISON OF SHAREHOLDERS' RIGHTS -- Shareholders' Rights of Dissent and Appraisal -- FFBC."

  CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The Merger has been structured to qualify as a nontaxable transaction under the Code. It is a condition to the Merger that SNC and FFBC receive an opinion from Womble Carlyle Sandridge & Rice, PLLC, counsel to SNC, to the effect that no gain or loss will be recognized by reason of the Merger by the holders of FFBC Common Stock (other than with respect to cash received in lieu of fractional shares). See "THE MERGER -- Certain Federal Income Tax Consequences of the Merger."

  ACCOUNTING TREATMENT

     It is anticipated that the Merger and other transactions contemplated in the Reorganization Agreement will be accounted for as a "purchase" for accounting and financial reporting purposes. See "THE MERGER -- Accounting Treatment."

  OPTION AGREEMENT

     As a condition to SNC entering into the Reorganization Agreement and to increase the probability that the Merger will be consummated, SNC and FFBC entered into an Option Agreement, dated as of August 22, 1996 (the "Option Agreement"), pursuant to which SNC was granted an option to purchase up to 456,044 shares of FFBC Common Stock (approximately 19.9% of the number of shares of FFBC Common Stock currently outstanding), subject to adjustment, at an exercise price of $13.00 per share (the "Option"). The exercise of the Option is permitted only upon the occurrence of certain events which generally relate to an acquisition of control of FFBC, or the public offer or announcement of such an acquisition of control, by a party other than SNC, or upon the acquisition by a third party of, or an offer or an announcement of an intention by a third party to acquire, a significant interest in the equity or assets of FFBC. The Option is not presently exercisable. See "THE MERGER -- The Option Agreement."

COMPARISON OF SHAREHOLDERS' RIGHTS

     The rights of the shareholders of FFBC currently are determined by the VSCA, the Articles of Incorporation of FFBC (the "FFBC Articles") and the Bylaws of FFBC (the "FFBC Bylaws"). At the Effective Date, the shareholders of FFBC will become shareholders of SNC. Their rights as shareholders will then be determined by the North Carolina Business Corporation Act (the "NCBCA"), the Amended and Restated Articles of Incorporation of SNC (the "SNC Articles") and the Bylaws of SNC (the "SNC Bylaws"). See "DESCRIPTION OF SNC CAPITAL STOCK" and "COMPARISON OF SHAREHOLDERS' RIGHTS."

COMPARATIVE MARKET PRICES AND DIVIDENDS

     SNC Common Stock is listed on the NYSE under the symbol "SNB." FFBC Common Stock is included in the Nasdaq National Market under the symbol "FFRV." The following table sets forth, for the periods indicated, the high and low sales prices of SNC Common Stock and FFBC Common Stock on the NYSE Composite Transactions List and the Nasdaq National Market, respectively, and cash dividends paid per share. The prices have been rounded up to the nearest eighth and do not include retail markups, markdowns or commissions. Prices of FFBC Common Stock have been adjusted where appropriate to give effect to a five percent share dividend in 1995. Prices of FFBC Common Stock prior to May 29, 1995, the date FFBC became the holding company of FFSB, are those of the common stock of FFSB.

                                                                                SNC                             FFBC
                                                                                          CASH                            CASH
                                                                     HIGH      LOW      DIVIDEND     HIGH      LOW      DIVIDEND

Quarter Ended
  March 31, 1996.................................................   $29.75    $25.88     $  .23     $14.25    $13.25      $.04
  June 30, 1996..................................................    31.75     28.88        .23      14.00     12.00       .05
  September 30, 1996.............................................    33.88     28.63        .27      24.50     12.75       .05
  December 31, 1996..............................................    36.75     33.38        .27      25.50     23.00       .05
     For year 1996...............................................    36.75     25.88       1.00      25.50     12.00      0.19

Quarter Ended
  March 31, 1995.................................................    22.38     18.88        .20      11.00      9.38       .04
  June 30, 1995..................................................    24.13     19.88        .20      14.00     10.00       .04
  September 30, 1995.............................................    27.13     23.63        .23      14.75     12.75       .04
  December 31, 1995..............................................    27.00     25.63        .23      14.75     12.50       .04
     For year 1995...............................................    27.13     18.88        .86      14.75      9.38       .16
Quarter Ended
  March 31, 1994.................................................    20.50     18.38        .17       9.63      8.25       .03
  June 30, 1994..................................................    21.88     18.88        .17      10.00      7.88       .03
  September 30, 1994.............................................    21.88     20.00        .20      12.00      9.38       .03
  December 31, 1994..............................................    21.13     17.13        .20      11.50      9.88       .04
     For year 1994...............................................    21.88     17.13        .74      12.00      7.88       .13

     The following table sets forth the last reported sales prices for shares of SNC Common Stock and FFBC Common Stock on August 20, 1996, the last trading day before FFBC announced that it was engaged in negotiations with a third party
relating to an acquisition of FFBC, and January   , 1997, on the NYSE Composite
Transactions List and the Nasdaq National Market, respectively. The FFBC Equivalent Range represents the last sales prices of a share of SNC Common Stock on those dates multiplied by the maximum and minimum Exchange Ratios of .8758 and .7137. The Exchange Ratio shall be determined based on the Closing Value. See "THE MERGER -- Exchange Ratio."

DATE                                  SNC       FFBC     FFBC EQUIVALENT RANGE
August 20, 1996..................   $31.125    $13.25       $27.26 to $22.21
January   , 1997.................

SELECTED FINANCIAL DATA

     The following selected historical financial information has been derived from historical consolidated financial statements of SNC and FFBC, respectively, and should be read in conjunction with such historical consolidated financial statements, and the notes thereto, which are incorporated herein by reference. For certain information relating to the effects of the Merger and the pending UCB Merger on SNC's historical financial position and results of operations, see "PRO FORMA CONDENSED FINANCIAL INFORMATION."

                  SELECTED HISTORICAL FINANCIAL DATA -- SNC(1)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                       AS OF/FOR THE NINE MONTHS
                                          ENDED SEPTEMBER 30               AS OF/FOR THE YEARS ENDED DECEMBER 31
                                          1996          1995          1995          1994          1993          1992
SUMMARY OF OPERATIONS
  Interest income....................  $ 1,194,662   $ 1,173,791   $ 1,576,612   $ 1,339,542   $ 1,212,986   $ 1,218,194
  Interest expense...................      580,127       606,609       813,942       586,296       509,110       592,675
  Net interest income................      614,535       567,182       762,670       753,246       703,876       625,519
  Provision for loan and lease
    losses...........................       38,161        23,315        34,632        20,584        54,558        63,584
  Net interest income after provision
    for loan and lease losses........      576,374       543,867       728,038       732,662       649,318       561,939
  Noninterest income.................      216,995       168,916       230,994       230,264       223,229       187,754
  Noninterest expense................      490,849       539,910       681,228       589,795       667,441       513,649
  Income before income taxes.........      302,520       172,873       277,804       373,131       205,106       236,040
  Provision for income taxes.........       98,536        58,813        91,463       129,289       112,717        84,332
  Net income.........................  $   203,984   $   114,060   $   186,341   $   243,842   $    92,389   $   151,718
PER SHARE DATA
  Primary earnings...................  $      1.85   $      1.01   $      1.65   $      2.21   $      0.83   $      1.51
  Fully diluted earnings.............         1.83          1.00          1.62          2.16          0.83          1.44
  Cash dividends.....................         0.73          0.63          0.86          0.74          0.64          0.50
  Book value.........................        15.18         14.40         15.04         13.44         12.63         12.71
AVERAGE BALANCE SHEET DATA
  Securities at carrying value.......  $ 5,095,854   $ 5,413,783   $ 5,394,372   $ 5,340,070   $ 4,670,213   $ 3,998,587
  Loans and leases(2)................   14,145,508    13,673,281    13,591,113    12,290,880    11,087,053    10,069,318
  Other assets.......................    1,178,990     1,257,508     1,418,385     1,441,666     1,369,128     1,339,256
    Total assets.....................  $20,420,352   $20,344,572   $20,403,870   $19,072,616   $17,126,394   $15,407,161
  Deposits...........................  $14,696,774   $14,261,110   $14,251,176   $14,298,728   $13,546,050   $12,601,590
  Other liabilities..................    2,323,968     3,462,977     3,422,090     2,624,611     1,590,357     1,453,887
  Long-term debt.....................    1,756,915     1,043,602     1,127,575       677,227       597,519       153,064
  Common shareholders' equity........    1,622,447     1,503,807     1,530,684     1,397,907     1,318,325     1,132,815
  Preferred shareholders' equity.....       20,248        73,076        72,345        74,143        74,143        65,805
  Total liabilities and shareholders'
    equity...........................  $20,420,352   $20,344,572   $20,403,870   $19,072,616   $17,126,394   $15,407,161
PERIOD END BALANCES
  Total assets.......................  $21,096,557   $20,814,751   $20,636,430   $19,971,602   $18,927,837   $16,016,224
  Deposits...........................   15,018,412    14,435,840    14,684,056    14,314,154    14,594,952    13,044,173
  Long-term debt.....................    2,050,211     1,305,282     1,383,935       910,755       837,241       423,211
  Shareholders' equity...............    1,656,806     1,642,236     1,711,342     1,525,548     1,420,790     1,275,877
SELECTED PERFORMANCE RATIOS
  Rate of return on:
    Average total assets.............        1.33%         0.75%         0.91%         1.28%         0.54%         0.98%
    Average common shareholders'
      equity.........................        16.76          9.80         11.84         17.07          6.61         12.99
  Dividend payout....................        39.46         62.38         52.12         33.48         77.11         33.11
  Average equity to average assets...         8.04          7.75          7.86          7.72          8.13          7.78


                       AS OF/FOR THE YEARS ENDED DECEMBER 31
                                          1991
SUMMARY OF OPERATIONS
  Interest income....................  $ 1,251,991
  Interest expense...................      746,400
  Net interest income................      505,591
  Provision for loan and lease
    losses...........................       76,922
  Net interest income after provision
    for loan and lease losses........      428,669
  Noninterest income.................      179,600
  Noninterest expense................      438,617
  Income before income taxes.........      169,652
  Provision for income taxes.........       51,640
  Net income.........................  $   118,012
PER SHARE DATA
  Primary earnings...................  $      1.32
  Fully diluted earnings.............         1.28
  Cash dividends.....................         0.46
  Book value.........................        11.64
AVERAGE BALANCE SHEET DATA
  Securities at carrying value.......  $ 3,336,542
  Loans and leases(2)................    9,123,809
  Other assets.......................    1,251,716
    Total assets.....................  $13,712,067
  Deposits...........................  $11,398,365
  Other liabilities..................    1,238,147
  Long-term debt.....................      142,359
  Common shareholders' equity........      933,196
  Preferred shareholders' equity.....           --
  Total liabilities and shareholders'
    equity...........................  $13,712,067
PERIOD END BALANCES
  Total assets.......................  $14,475,718
  Deposits...........................   12,166,090
  Long-term debt.....................      417,050
  Shareholders' equity...............    1,030,257
SELECTED PERFORMANCE RATIOS
  Rate of return on:
    Average total assets.............        0.86%
    Average common shareholders'
      equity.........................        12.65
  Dividend payout....................        34.85
  Average equity to average assets...         6.81

(1) The selected historical financial data of SNC gives effect to the acquisition by SNC of Regional Acceptance Corporation on September 1, 1996. Such transaction was accounted for as a pooling of interests.

(2) Loans and leases are net of unearned income and the allowance for losses. Amounts include loans held for sale.

                   SELECTED HISTORICAL FINANCIAL DATA -- FFBC

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           AS OF/FOR THE NINE
                                                                 MONTHS
                                                           ENDED SEPTEMBER 30      AS OF/FOR THE YEARS ENDED DECEMBER 31
                                                             1996       1995       1995       1994       1993       1992
SUMMARY OF OPERATIONS
  Interest income........................................  $ 19,746   $ 18,961   $ 25,427   $ 20,880   $ 18,484   $ 18,327
  Interest expense.......................................    10,740     10,300     13,973     10,228      9,638     10,776
  Net interest income....................................     9,006      8,661     11,454     10,652      8,846      7,551
  Provisions for loan and lease losses...................       385        283        431        525        504        823
  Net interest income after provision for loan and lease
    losses...............................................     8,621      8,378     11,023     10,127      8,342      6,728
  Noninterest income.....................................       638        465        741        582        976        631
  Noninterest expense....................................     7,046      5,186      7,020      6,402      5,520      4,981
  Income before income taxes.............................     2,213      3,657      4,744      4,307      3,798      2,378
  Provision for income taxes.............................       809      1,338      1,713      1,568      1,380        473
  Net income.............................................  $  1,404   $  2,319   $  3,031   $  2,739   $  2,418   $  1,905
PER SHARE DATA (1)
  Primary earnings.......................................  $    .61   $   1.03   $   1.34   $   1.22   $   1.28   $   1.12
  Fully diluted earnings.................................       .61       1.03       1.34       1.22       1.28       1.12
  Cash dividends.........................................       .14        .12        .16        .12        .11        .06
  Book value.............................................     12.07      11.46      11.79      10.53       9.70       8.75
AVERAGE BALANCE SHEET DATA
  Securities at carrying value...........................  $ 47,420   $ 40,325   $ 42,426   $ 36,265   $ 36,420   $ 35,977
  Loans and leases(2)....................................   261,512    251,743    252,003    228,766    199,010    176,031
  Other assets...........................................    11,698      9,700      9,407      8,446      9,833     10,805
    Total assets.........................................  $320,630   $301,768   $303,836   $273,477   $245,263   $222,813
  Deposits...............................................  $243,197   $226,545   $229,214   $199,221   $180,794   $168,194
  Other liabilities......................................    23,063     25,407     24,073     26,962     16,321     16,880
  Long-term debt.........................................    26,711     24,925     25,263     24,690     30,505     23,888
  Common shareholders' equity............................    27,659     24,891     25,286     22,604     17,643     13,851
  Preferred shareholders' equity.........................        --         --         --         --         --         --
  Total liabilities and shareholders' equity.............  $320,630   $301,768   $303,836   $273,477   $245,263   $222,813
PERIOD END BALANCES
  Total assets...........................................  $329,233   $308,628   $314,413   $288,379   $257,172   $235,529
  Deposits...............................................   249,184    233,562    239,121    214,179    185,692    175,793
  Long-term debt.........................................    29,510     26,595     28,595     26,645     24,135     22,650
  Shareholders' equity...................................    27,747     26,089     26,837     23,565     21,683     14,808
SELECTED PERFORMANCE RATIOS
  Rate of return on:
    Average total assets.................................      .58%      1.03%      1.00%      1.00%       .99%       .85%
    Average common shareholders' equity..................      6.78      12.46      12.00      12.12      13.70      13.75
  Dividend payout........................................     22.95      11.65      11.94      10.08       8.96       5.63
  Average equity to average assets.......................      8.63       8.25       8.32       8.27       7.19       6.22


                                         AS OF/FOR THE YEARS ENDED DECEMBER 31
                                                             1991
SUMMARY OF OPERATIONS
  Interest income........................................  $ 20,214
  Interest expense.......................................    13,753
  Net interest income....................................     6,461
  Provisions for loan and lease losses...................       884
  Net interest income after provision for loan and lease
    losses...............................................     5,577
  Noninterest income.....................................     1,034
  Noninterest expense....................................     4,727
  Income before income taxes.............................     1,884
  Provision for income taxes.............................       942
  Net income.............................................  $    942
PER SHARE DATA (1)
  Primary earnings.......................................  $    .56
  Fully diluted earnings.................................       .56
  Cash dividends.........................................        --
  Book value.............................................      7.67
AVERAGE BALANCE SHEET DATA
  Securities at carrying value...........................  $ 30,854
  Loans and leases(2)....................................   172,122
  Other assets...........................................     8,295
    Total assets.........................................  $211,271
  Deposits...............................................  $154,292
  Other liabilities......................................    25,033
  Long-term debt.........................................    19,308
  Common shareholders' equity............................    12,638
  Preferred shareholders' equity.........................        --
  Total liabilities and shareholders' equity.............  $211,271
PERIOD END BALANCES
  Total assets...........................................  $208,569
  Deposits...............................................   157,627
  Long-term debt.........................................    21,000
  Shareholders' equity...................................    12,995
SELECTED PERFORMANCE RATIOS
  Rate of return on:
    Average total assets.................................      .45%
    Average common shareholders' equity..................      7.45
  Dividend payout........................................        --
  Average equity to average assets.......................      5.98

(1) Adjusted for a 5% stock dividend paid June 28, 1995 and a three-for-two stock split effected in the form of a 50% stock dividend paid May 28, 1993.

(2) Loans and leases are net of unearned income and the allowance for losses. Amounts include loans held for sale.

COMPARATIVE PER SHARE DATA

     The following table sets forth: (a) selected comparative per share data for each of SNC and FFBC on an historical basis (adjusted where appropriate, in the case of FFBC, for a 5% stock dividend paid June 28, 1995 and a three-for-two stock split effected in the form of a 50% stock dividend paid May 28, 1993); (b) selected unaudited pro forma comparative per share data assuming the Merger had been effective during the periods presented for SNC and FFBC combined; and (c) FFBC pro forma equivalent amounts. FFBC pro forma equivalent amounts are calculated by multiplying the pro forma combined amounts by the maximum and minimum Exchange Ratios of .8758 shares and .7137 shares, respectively, of SNC Common Stock for each share of FFBC Common Stock.

     SNC presently intends to repurchase shares of SNC Common Stock for reissue in connection with the Merger. The impact of this proposed repurchase has not been reflected in the pro forma earnings per common share amounts in the following table.

     The comparative per share data presented are based on and derived from, and should be read in conjunction with, the historical consolidated financial statements and the related notes thereto of each of SNC and FFBC incorporated by reference herein. Results of each of SNC and FFBC for the nine months ended September 30, 1996 are not necessarily indicative of results expected for the entire year, nor are pro forma amounts necessarily indicative of results of operations or combined financial position that would have resulted had the Merger been consummated at the beginning of the period indicated. All adjustments, consisting of only normal adjustments, necessary for a fair statement of results of interim periods have been included.

     For certain comparative per share data relating to the pending UCB Merger, see "PRO FORMA CONDENSED FINANCIAL INFORMATION."

                                                                                   AS OF/FOR THE NINE    AS OF/FOR THE YEAR
                                                                                      MONTHS ENDED             ENDED
                                                                                   SEPTEMBER 30, 1996    DECEMBER 31, 1995
                                                                                   MAXIMUM    MINIMUM    MAXIMUM    MINIMUM
EARNINGS PER COMMON SHARE
  SNC
     Historical primary.........................................................   $ 1.85     $ 1.85     $ 1.65     $ 1.65
     Historical fully diluted...................................................     1.83       1.83       1.62       1.62
     Pro forma combined primary.................................................     1.81       1.82       1.63       1.64
     Pro forma combined fully diluted...........................................     1.79       1.80       1.61       1.61
  FFBC
     Historical.................................................................     0.61       0.61       1.34       1.34
     Pro forma equivalent primary...............................................     1.59       1.30       1.43       1.17
     Pro forma equivalent fully diluted.........................................     1.57       1.28       1.41       1.15
CASH DIVIDENDS DECLARED
  SNC historical................................................................     0.73       0.73       0.86       0.86
  SNC pro forma combined........................................................     0.73       0.73       0.86       0.86
  FFBC historical...............................................................     0.14       0.14       0.16       0.16
  FFBC pro forma equivalent.....................................................     0.64       0.52       0.75       0.61
SHAREHOLDERS' EQUITY PER COMMON SHARE
  SNC historical................................................................    15.18      15.18      15.04      15.04
  SNC pro forma combined........................................................    15.19      15.19      15.05      15.05
  FFBC historical...............................................................    12.07      12.07      11.79      11.79
  FFBC pro forma combined.......................................................    13.30      10.84      13.18      10.74

RECENT DEVELOPMENTS

  SNC


     Net income for the fourth quarter of 1996 was $79.7 million, compared to earnings of $72.3 million for the fourth quarter of the prior year. On a per share basis, fully diluted net income was $.72 for the quarter compared to $.63 for such quarter a year ago. Annualized returns on average assets and average equity were 1.51% and 18.54%, respectively, for the fourth quarter.

     SNC showed improved net interest income of $214.0 million for the fourth quarter of 1996 compared to $195.9 million for the same period during 1995. The increased earnings also resulted from higher noninterest income, which totaled $80.4 million for the fourth quarter, up from $62.1 million from the fourth quarter of 1995. SNC's noninterest expense was $163.2 million, up from $141.3 million recorded in the fourth quarter of the prior year.


     Net income for the year ended December 31, 1996 was $283.7 million, compared to $186.3 million recorded during 1995. On a fully diluted per share basis, net income for the year was $2.54, compared to earnings for the prior year of $1.62. Earnings for both 1996 and 1995 were significantly affected by nonrecurring items. During 1996, SNC recorded $21.3 million, on an after-tax basis, resulting from a special assessment made to recapitalize the Savings Association Insurance Fund. During 1995, SNC incurred $76.3 million on an after-tax basis to complete the February 1995 merger between SNC and BB&T Financial Corporation ("BB&T").

  FFBC


     FFBC anticipates a net loss for the fourth quarter of 1996 of approximately $950,000, compared to net earnings of $712,000 for the same period in 1995. Such loss is due primarily to the fourth quarter provision for loan losses of $2,665,000, compared to $148,000 for the same period in 1995. Such increase in the fourth quarter provision for loan losses resulted from (a) the increase in nonperforming assets from $2,866,000 or .91% of assets at December 31, 1995 to $3,986,000 or 1.22% of assets at December 31, 1996 and (b) the increase in net chargeoffs from $15,000 in the fourth quarter of 1995 to $1,878,000 in the fourth quarter of 1996. Such net chargeoffs of $1,878,000 are related primarily to adverse developments during the fourth quarter in the commercial business loan portfolio. The total allowance for loan losses at December 31, 1996 is $3,980,000 or 1.45% of loans receivable, as compared to $3,062,000 or 1.20% of loans receivable at December 31, 1995.

                    SPECIAL MEETING OF SHAREHOLDERS OF FFBC

GENERAL

     This Proxy Statement/Prospectus is being furnished to the shareholders of FFBC as of the Record Date and is accompanied by a form of proxy which is solicited by the FFBC Board for use at the Special Meeting to be held on February 27, 1997 at 2:00 p.m., local time, at The Commonwealth Club, 401 West Franklin Street, Richmond, Virginia and any adjournment or postponement thereof. At the Special Meeting, the shareholders of FFBC will vote on a proposal to approve the Reorganization Agreement and the Plan of Merger attached hereto as Appendix I. Proxies may be voted on such other matters as may properly come before the Special Meeting, or any adjournment or postponement thereof, at the discretion of the proxy holders named therein. The FFBC Board knows of no such other matters except matters incidental to the conduct of the Special Meeting.

     Holders of FFBC Common Stock are requested to complete, date, and sign the accompanying proxy and return it promptly to FFBC in the enclosed postage prepaid envelope.

RECORD DATE, VOTING RIGHTS, AND VOTE REQUIRED

     Only the holders of FFBC Common Stock on the Record Date (January 23, 1997) are entitled to receive notice of and to vote at the Special Meeting and at any adjournments or postponements thereof. On the Record Date, there were 2,299,467 shares of FFBC Common Stock outstanding which were held by approximately 798 holders of record. Each share of FFBC Common Stock outstanding on the Record Date is entitled to one vote as to each of the matters submitted at the Special Meeting.

     APPROVAL OF THE REORGANIZATION AGREEMENT AND THE PLAN OF MERGER WILL REQUIRE THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES OF FFBC COMMON STOCK. FAILURE OF A HOLDER OF FFBC COMMON STOCK TO VOTE SUCH SHARES WILL HAVE THE SAME EFFECT AS A VOTE "AGAINST" THE REORGANIZATION AGREEMENT AND THE PLAN OF MERGER.

     As of the Record Date, the directors and executive officers of FFBC and their affiliates beneficially owned a total of 298,229 shares, or 12.56% of the issued and outstanding shares of FFBC Common Stock, all of which are expected to be voted in favor of the Reorganization Agreement and the Plan of Merger.

VOTING AND REVOCATION OF PROXIES

     The shares of FFBC Common Stock represented by properly completed proxies received at or prior to the time for the Special Meeting will be voted as directed by the shareholders unless revoked as described below. If no instructions are given, executed proxies will be voted "FOR" approval of the Reorganization Agreement and the Plan of Merger. Shares with respect to which proxies have been marked as abstentions will not be counted as votes cast. In addition, shares held in street name which have been designated by brokers on proxy cards as not voted ("Broker Shares") will not be counted as votes cast. Shares with respect to which proxies have been marked as abstentions and Broker Shares, however, will be treated as shares present for purposes of determining whether a quorum is present. If any other matters are properly presented at the Special Meeting and may be properly voted on, the proxies solicited hereby will be voted on such matters at the discretion of the proxy holders named therein. However, in such event, voting authority will be exercised only to the extent permissible under the applicable federal securities laws. The FFBC Board is not aware of any other business to be presented at the Special Meeting, other than matters incidental to the conduct of the Special Meeting. This proxy is being solicited for the Special Meeting called to consider the Reorganization Agreement and the Plan of Merger and any adjournments or postponements of the Special Meeting and will not be used for any other meeting of the shareholders of FFBC.

     The presence of a shareholder at the Special Meeting will not automatically revoke such shareholder's proxy. A shareholder may, however, revoke a proxy at any time prior to its exercise by filing a written notice of revocation with, or by delivering a duly executed proxy bearing a later date to, the Secretary of FFBC at FFBC's principal executive offices prior to the Special Meeting, or by attending the Special Meeting and voting in person. The proxy will not be revoked by the death or incapacity of the shareholder executing it unless, before the shares are voted, notice of such death or incapacity is filed with the Secretary of FFBC or other person authorized to tabulate the votes.

     BECAUSE APPROVAL OF THE REORGANIZATION AGREEMENT AND PLAN OF MERGER REQUIRES THE AFFIRMATIVE VOTE OF A MAJORITY OF THE OUTSTANDING SHARES OF FFBC COMMON STOCK,

ABSTENTIONS AND BROKER SHARES WILL HAVE THE SAME EFFECT AS NEGATIVE VOTES. ACCORDINGLY, THE FFBC BOARD URGES ITS SHAREHOLDERS TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE PREPAID ENVELOPE.

SOLICITATION OF PROXIES

     SNC and FFBC will share the cost of printing and mailing this Proxy Statement/Prospectus equally, and FFBC will bear all other costs of soliciting proxies. In addition to the use of the mails, proxies may be solicited personally or by telephone or facsimile by directors, officers, and other employees of FFBC, who will not be specially compensated for such solicitation activities. Arrangements also may be made with brokerage houses and other custodians, nominees, and fiduciaries for the forwarding of solicitation materials to the beneficial owners of shares held of record by such persons, and such persons will be reimbursed for their reasonable expenses incurred in connection therewith by FFBC. FFBC does not presently intend to utilize the services of a proxy soliciting firm in connection with the solicitation of proxies in connection with the Special Meeting.

     No person is authorized to give any information or to make any representation not contained or incorporated by reference in this Proxy Statement/Prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by FFBC, SNC or any other person. The delivery of this Proxy Statement/Prospectus will not, under any circumstances, create any implication that there has been no change in the affairs of FFBC or SNC since the date of this Proxy Statement/Prospectus.

RECOMMENDATION OF FFBC BOARD

     The FFBC Board has unanimously adopted the Reorganization Agreement and the Plan of Merger and believes that the proposed transaction is fair to and in the best interests of FFBC and its shareholders. The FFBC Board unanimously recommends that FFBC's shareholders vote "FOR" approval of the Reorganization Agreement and the Plan of Merger. See "THE MERGER -- Background of the Merger" and " -- Reasons for the Merger."

     SHAREHOLDERS SHOULD NOT SEND IN STOCK CERTIFICATES WITH THEIR PROXY CARDS.

     See "THE MERGER -- Exchange of FFBC Common Stock Certificates."

                                   THE MERGER

     THE FOLLOWING DESCRIPTION OF THE MERGER IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE COMPLETE TEXT OF THE REORGANIZATION AGREEMENT AND THE PLAN OF MERGER INCLUDED THEREIN, A COPY OF WHICH IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS APPENDIX I AND INCORPORATED HEREIN BY REFERENCE.

GENERAL

     In the Merger, FFBC will be merged with and into BB&T Financial-VA, a wholly owned subsidiary of SNC, and BB&T Financial-VA will be the surviving corporation in the Merger (the "Surviving Corporation") and will remain a wholly-owned subsidiary of SNC. Shareholders of FFBC will receive shares of SNC Common Stock and cash in lieu of fractional shares as described below. It is expected that, not later than the first quarter of 1998, the FFSB Bank Merger will be effected, with BB&T-VA as the surviving entity. Thereafter, BB&T-VA will operate as a Virginia chartered commercial bank, with branches in both the Richmond and Hampton Roads regions of Virginia. See "THE MERGER -- Reasons for the Merger" for a description of factors that the FFBC Board considered in approving the Reorganization Agreement and the Plan of Merger.

BACKGROUND OF THE MERGER


     BB&T-VA, formerly known as Commerce Bank, was acquired on January 10, 1995 by BB&T prior to the February 1995 merger of BB&T with and into SNC. BB&T-VA operates 21 banking offices in the Hampton Roads region of Virginia offering a full range of commercial and retail banking services. SNC management has been interested since early 1995 in expanding into other areas of Virginia, in particular the Richmond market.

     In late May, 1996, Burney S. Warren, III, a Senior Vice President of BB&T-NC, contacted FFBC to set up a meeting to discuss the concept of a business combination. On June 17, 1996, Mr. Warren and John A. Allison, IV, Chairman of the Board and Chief Executive Officer of SNC, met in Richmond with Barry D. Crawford, President and Chief Executive Officer of FFBC, and Richard J. November, Chairman of the FFBC Board, to discuss their respective companies. There was no discussion of pricing or other specific terms of a possible acquisition at this meeting. Mr. Warren had met Mr. Crawford informally on several occasions prior to this meeting and had casually indicated interest in discussing a business combination with FFBC if FFBC determined to consider such an alternative.

     On July 3, 1996, Mr. Warren met informally with Mr. Crawford and Gerald L. Martin, Executive Vice President and Chief Financial Officer of FFBC, while attending an industry conference. Discussions at this meeting centered on the respective corporate cultures of SNC and FFBC and their compatibility, and on the general effects upon the companies in the event of a merger or other combination of SNC and FFBC. Again, pricing and other specific terms were not discussed.

     On July 15, 1996, Mr. Crawford and Mr. November attended a meeting at SNC's principal offices in Winston-Salem, North Carolina with Mr. Allison and Mr. Warren. At that meeting, SNC representatives presented to Mr. Crawford and Mr. November a valuation of FFBC and made a proposal for an acquisition of FFBC by SNC that included tentative pricing terms. On July 18, 1996, the FFBC Board held a meeting to discuss this proposal, at which time it determined to engage Danielson, a firm located in Rockville, Maryland that is regularly engaged in the valuation of banks, bank holding companies and thrifts, to render financial advisory services in connection with the proposed acquisition.

     On July 23, 1996, Arnold G. Danielson, Chairman of the Board of Danielson, met in Winston-Salem with Mr. Allison and Mr. Warren to present additional information about FFBC and to discuss pricing components, including the earnings and book value multiples paid in comparable transactions. Discussions regarding the price, structure and other terms of a possible transaction continued over the next week. On July 29, 1996, the FFBC Board held a meeting with Mr. Danielson to discuss the status of the proposal. The FFBC Board appointed a negotiating committee consisting of Mr. Crawford; Mr. November; Mr. Martin; Robert G. Watts, Vice Chairman of the FFBC Board; and H. R. Pollard, IV, Secretary of FFBC and a member of the FFBC Board (the "Negotiating Committee"). On July 31, 1996 Mr. Warren, by letter to Mr. Crawford, transmitted a formal proposal for the Merger, subject to approval of the SNC Board and negotiation of a definitive agreement, which contemplated an exchange ratio based on a value of $23.00 per share of FFBC Common Stock. Shortly thereafter, FFBC advised SNC that SNC's suggested exchange ratio would be an acceptable basis for a proposal by SNC, subject to further negotiation of the pricing structure and other terms. SNC undertook to have its counsel prepare drafts of definitive agreements reflecting the parties' discussions and other proposed terms, and to submit the draft agreements to FFBC and its counsel for further discussion.

     On August 6, 1996, the members of the Negotiating Committee and Mr. Danielson met in Winston-Salem with Mr. Allison, Mr. Warren and Henry Williamson, Jr., a Senior Executive Vice President and the Chief Operating Officer of SNC, to discuss certain additional details of the proposed transaction, including the employment contracts to be entered into by certain FFBC officers and the service of members of the FFBC Board on the board of directors of BB&T-VA following the Merger.

     Discussion of additional details continued for the following two weeks. On August 20, 1996, management of FFBC, as well as its legal counsel and financial advisor, reviewed for the FFBC Board, among other things, a summary of the terms and conditions of the Reorganization Agreement and the Option Agreement. Danielson presented its analysis of the SNC offer and its opinion as to the fairness, from a financial point of view, to FFBC and its shareholders of the proposed consideration. Danielson confirmed its opinion in writing on August 21, 1996. A copy of such opinion, updated to the date of this Proxy Statement/Prospectus, is attached hereto as Appendix II. On August 21, 1996, representatives of SNC and FFBC and their respective legal counsel and FFBC's financial advisor met in Winston-Salem to negotiate the final form of the Reorganization Agreement and related agreements. The SNC Board and the FFBC Board each met the following morning and unanimously approved the execution and delivery of the Reorganization Agreement and the Option Agreement, and later that day Mr. Allison and Mr. Crawford executed these documents on behalf of SNC and FFBC, respectively.

     Following its approval of the Reorganization Agreement and the Plan of Merger, the FFBC Board engaged Scott & Stringfellow, a full service investment banking and brokerage firm headquartered in Richmond, Virginia, to render a fairness opinion with respect to the Merger. The factors that led the FFBC Board to engage Scott & Stringfellow for this purpose include such firm's reputation in Virginia (the state of residence of a significant number of FFBC's shareholders) as a full service investment banking firm and the desire of the FFBC Board to include in this Proxy Statement/Prospectus the fairness opinion of a firm that is widely recognized among FFBC's shareholders. On August 26, 1996, Scott & Stringfellow delivered its written opinion to the FFBC Board that the terms of the Reorganization Agreement are fair from a financial point of view to the holders of FFBC Common Stock. A copy of such opinion, updated to the date of this Proxy Statement/Prospectus, is attached hereto as Appendix III.

     As of December 17, 1996, SNC and FFBC entered into an Amended and Restated Agreement and Plan of Reorganization, which provided for certain amendments to the Agreement and Plan of Reorganization entered into on August 22, 1996. These amendments include (a) a change in the accounting treatment for the Merger from pooling of interests to purchase accounting, (b) the designation of certain directors of FFBC to serve as directors of BB&T Financial-VA, (c) the indemnification of directors and officers of FFSB, and (d) certain other minor changes necessary in order to give effect to the intent of the parties.

REASONS FOR THE MERGER

  SNC

     Since 1995, SNC had been considering methods by which it might expand its presence in Virginia, which BB&T established with the January 1995 acquisition of Commerce Bank, beyond the Hampton Roads area. SNC management viewed the Richmond region, in particular, as highly significant and desirable, and had considered attempting to enter the market there on a DE NOVO basis by setting up new branches. SNC determined, however, that FFBC offered SNC an opportunity to establish a strong presence in this area from the outset with its seven existing branches, all of which management of SNC considered to be strategically located. Management of SNC was also attracted by the community-based nature of FFBC's operations, in particular the local strength of the FFBC Board and FFBC's system of development and advisory boards, and by FFBC's strong performance in real estate construction lending.

  FFBC

     In reaching its conclusion to approve the Merger at its August 20 and August 22, 1996 meetings, the FFBC Board consulted with FFBC senior management, as well as with its financial and legal advisors, and considered various factors, including the material factors described below. The FFBC Board did not assign any relative or specific weights to the factors, and the factors are not necessarily listed in order of importance.

     FINANCIAL TERMS OF THE MERGER. The FFBC Board was of the view that, based on historical and anticipated trading ranges for SNC Common Stock, the value of the consideration to be received by FFBC shareholders resulting from the Exchange Ratio represented a fair multiple of FFBC's per share book value, market value and earnings. The FFBC Board also considered that, under the proposed Exchange Ratio and based on the FFBC Board's belief that SNC would continue to pay dividends at least at its current rate, the Merger would result in a substantial increase in dividend income to FFBC shareholders, although there can be no assurance that current dividends are indicative of future dividends. The FFBC Board also considered that the Merger would qualify as a tax-free reorganization under the Code. See "SUMMARY -- Comparative Per Share Data."

     NON-FINANCIAL TERMS AND STRUCTURE OF THE MERGER. The FFBC Board considered
(a) the fact that SNC was an out-of-market acquiror, (b) that the Merger consequently should not result in branch closings and (c) that the Reorganization Agreement provided that BB&T-VA will attempt, consistent with achieving corporate goals, to avoid employee lay-offs. The FFBC Board also considered SNC's intention to provide for the growth of BB&T-VA in Richmond through the opening of new branch banking offices. The FFBC Board considered SNC's record as a community-oriented institution that supports local charities and businesses and delegates as much decision-making and lending authority as practical to the local management. The FFBC Board also considered it beneficial that, following the Merger, BB&T-VA would designate the Richmond area as a separate banking region with its own regional president to market and promote BB&T-VA.

     CERTAIN FINANCIAL AND OTHER INFORMATION CONCERNING SNC. The FFBC Board considered, among other things, the consistently high position of SNC among its peer group of national and regional financial institutions in terms of profitability, capital adequacy and asset quality. The FFBC Board also considered that the historical dividends per share, net income per share and book value per share of SNC Common Stock to be received by FFBC shareholders, after giving effect to the Exchange Ratio, would represent a substantial increase in the historical dividends per share, net income per share and book value per share of FFBC Common Stock, although there can be no assurance that pro forma amounts are indicative of future dividends, income per share or book value per share of SNC Common Stock. The FFBC Board further considered the diversification of risk associated with ownership in an institution which serves a broad geographic area encompassing most of North Carolina and parts of South Carolina and Virginia. In addition, the FFBC Board considered the greater marketability and liquidity of SNC Common Stock compared to FFBC Common Stock.

     OPINIONS OF FINANCIAL ADVISORS. In recommending that the shareholders of FFBC approve the Merger, the FFBC Board also considered the opinions of Danielson and Scott & Stringfellow as to the fairness, from a financial point of view, of the terms of the Reorganization Agreement to the FFBC shareholders. See "THE MERGER -- Opinions of FFBC's Financial Advisors."

     CERTAIN OTHER CONSIDERATIONS. The FFBC Board further determined that BB&T's deposit and loan products were more extensive than FFBC's products, which will help retain existing customers and will help attract new customers. In addition, the FFBC Board considered the prospects of nationwide interstate banking, the continued disintegration of traditional geographic and industry lines and the likelihood of further consolidation in the banking industry.

     FOR THE REASONS DESCRIBED ABOVE, THE FFBC BOARD BELIEVES THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF FFBC AND, ACCORDINGLY, UNANIMOUSLY RECOMMENDS THAT THE FFBC SHAREHOLDERS VOTE "FOR" APPROVAL OF THE REORGANIZATION AGREEMENT AND THE PLAN OF MERGER.

OPINIONS OF FFBC'S FINANCIAL ADVISORS

  DANIELSON

     FFBC retained Danielson in July 1996 to act as its financial advisor and as such, among other things, to advise the FFBC Board as to FFBC's "fair" sale value and the fairness to its shareholders of the financial terms of any offer by SNC to acquire FFBC. Danielson is regularly engaged in the valuation of banks, bank holding companies and thrifts in connection with mergers, acquisitions and other securities transactions and has knowledge of, and experience with, Virginia banking markets and banking organizations operating in those markets. Danielson was selected by FFBC because of its knowledge of, experience with and reputation in the financial services industry.

     As a financial advisor to FFBC, Danielson participated in the negotiations with SNC's representatives with respect to the pricing and other terms and conditions of the Merger. In connection with the FFBC Board's consideration of SNC's offer, Danielson advised the FFBC Board that, in its opinion, as of August 21, 1996, the financial terms of SNC's offer are fair to FFBC and its shareholders. No limitations were imposed by the FFBC Board upon Danielson with respect to the investigations made or procedures followed by it in arriving at its opinion. A copy of Danielson's opinion, updated to the date of this Proxy Statement/Prospectus, is attached as Appendix II hereto. Danielson used substantially the same types of financial analyses in preparing its updated opinion as it used in providing its opinion dated as of August 21, 1996.

     In arriving at its opinion, Danielson reviewed certain publicly available business and financial information relating to FFBC and SNC, including (a) annual reports for each of the fiscal years ended December 31, 1994 and 1995;
(b) call report data from 1989 through 1996, including quarterly reports for 1996; (c) recently reported prices and trading activities of, and dividends paid on, SNC Common Stock; and (d) certain other publicly available information, including data relating to the current economic environment generally and the banking market in particular. Danielson also met with the management of FFBC to discuss FFBC's past and current business operations and financial condition. In preparing the updated opinion, Danielson also reviewed the impact of the UCB Merger and, in particular, its effect on pro forma earnings and book value per share.

     As more fully described below, Danielson also considered certain financial and stock market data of FFBC and SNC in comparison with similar data of other publicly-held banks and thrifts and their holding companies and considered financial terms of comparable transactions which have recently been effected.

     Danielson did not obtain any independent appraisal of assets or liabilities of FFBC or SNC or their respective subsidiaries. Further, Danielson did not independently verify the information provided by FFBC or SNC and assumed the accuracy and completeness of all such information.

     In arriving at its opinion, Danielson performed a variety of financial analyses. Danielson believes that its analyses must be considered as a whole and that consideration of portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the process underlying Danielson's opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis and summary description.

     In its analyses, Danielson made certain assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond SNC's or FFBC's control. Any estimates contained in Danielson's analyses are not necessarily indicative of future results of value, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold.

     Danielson analyzed and compared the earnings per share, book value per share and dividends per share of SNC and FFBC on a historical basis and such per share data of SNC on a pro forma basis after giving effect to the issuance of approximately 1.8 million shares of SNC Common Stock in the Merger in exchange for the outstanding shares of FFBC

Common Stock. The analysis evaluated, among other things, dilution in earnings and capital per share for SNC Common Stock and dividends to be received by FFBC's shareholders on a pro forma basis and determined the amount of dilution to be insignificant.

     Danielson compared FFBC's (a) ratio of tangible capital to total assets of 8.03% as of March 31, 1996, (b) ratio of nonperforming assets to the total assets of 1.15% as of March 31, 1996 and (c) ratio of net operating income to average assets of 1.67% for the three-month period ended March 31, 1996, with the medians for selected thrifts that Danielson deemed comparable. These medians were (a) a ratio of tangible capital to assets of 7.77%, (b) a ratio of nonperforming assets to assets of .86% and (c) a ratio of net operating income to average assets of 1.41%. The comparable companies included selected Virginia thrifts with assets between $100 and $800 million.

     Danielson also compared certain stock-based and financial ratios of SNC with the median ratios of selected Southern banks and bank holding companies having stock traded on the NYSE, the American Stock Exchange or the Nasdaq Stock Market and that Danielson deemed to be comparable to SNC. Such ratios included
(a) the price-earnings and price-book value ratios of SNC Common Stock as of August 21, 1996, which were 12.2 times earnings and 204% of book value, respectively, (b) SNC's dividend yield of 3.47% based on the trailing four quarters as of June 30, 1996 and SNC Common Stock price as of August 21, 1996,
(c) the ratio of SNC's tangible capital as of June 30, 1996 to assets of 7.67%,
(d) the ratio of SNC's nonperforming assets as of June 30, 1996 to total assets of .43% and (e) SNC's return on average assets during the trailing four quarters ended June 30, 1996 of 1.36%. The comparable medians were (a) price-earnings and price-book value ratios of 12.7 times earnings and 176% of book value, respectively, (b) dividend yield of 3.20%, (c) ratio of tangible capital to assets of 7.74%, (d) ratio of nonperforming assets to total assets of .43% and
(e) return on average assets of 1.24%.

     Danielson also compared the consideration to be paid in the Merger to the latest twelve months earnings and equity capital of FFBC and compared such multiples with the earnings and capital multiples to be paid in acquisitions of thrifts in the Mid-Atlantic region and east coast announced during the period January 1, 1995 to August 18, 1996. Danielson determined that the consideration to be paid in the Merger (based on the price of SNC Common Stock on August 21, 1996 and the proposed Exchange Ratio) equaled 201% of FFBC's June 30, 1996 book value and 18 times FFBC's earnings for the trailing four quarters as of June 30, 1996. This compares to median multiples of 165% of book value and 15.1 times earnings for the comparable Mid-Atlantic acquisitions, and 165% of book value and 15.4 times earnings for the comparable small east coast thrift acquisitions. Danielson also compared the fair value to the lowest possible Exchange Ratio provided in the Reorganization Agreement.

     No company or transaction used in this composite analysis is identical to FFBC and SNC. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the company or companies to which they are being compared.

     The summary set forth above does not purport to be a complete description of the analyses and procedures performed by Danielson in the course of arriving at its opinions.

     The full text of the opinion of Danielson dated as of the date of this Proxy Statement/Prospectus, which sets forth assumptions made and matters considered, is attached hereto as Appendix II to this Proxy
Statement/Prospectus. FFBC shareholders are urged to read this opinion in its entirety. Danielson's opinion is directed only to the consideration to be received by FFBC shareholders in the Merger and does not constitute a recommendation to any FFBC shareholder as to how such shareholder should vote at the Special Meeting.

     Pursuant to the terms of an agreement dated July 22, 1996, FFBC has agreed to pay Danielson a fee of $100,000 for acting as financial advisor to FFBC in connection with the Merger, including rendering its opinion. FFBC paid $25,000 of this fee to Danielson upon execution of the agreement and the balance of this fee is payable to Danielson if and when the Merger is consummated. FFBC has also agreed to indemnify Danielson and certain related persons against certain liabilities relating to or arising out of its engagement.

  SCOTT & STRINGFELLOW

     The FFBC Board retained Scott & Stringfellow to evaluate the terms of the Reorganization Agreement, and Scott & Stringfellow has rendered its opinion to the FFBC Board, dated August 26, 1996, that the terms of the Reorganization Agreement are fair from a financial point of view to the holders of FFBC Common Stock. In developing its opinion, Scott & Stringfellow reviewed and analyzed:
(a) the Reorganization Agreement; (b) this Proxy Statement/Prospectus and the Registration Statement of which it is a part; (c) FFBC's audited financial statements for the three years ended December 31, 1995;

(d) FFBC's unaudited financial statements for the quarter and six months ended June 30, 1996 and 1995, and other internal information relating to FFBC prepared by FFBC's management; (e) information regarding the trading markets for FFBC Common Stock and SNC Common Stock and the price ranges within which the respective stocks have traded; (f) the relationship of prices paid to relevant financial data such as net worth, earnings, deposits and assets in certain thrift and thrift holding company mergers and acquisitions in Virginia in recent years; (g) SNC's annual reports to shareholders and its financial statements for the three years ended December 31, 1995; (h) SNC's unaudited financial statements for the quarter and six months ended June 30, 1996 and 1995 and other internal information relating to SNC prepared by SNC's management; and (i) certain financial information relating to the UCB Merger. Scott & Stringfellow has discussed with members of FFBC's and SNC's management the background of the Merger, the reasons and basis for the Merger, and the business and future prospects of FFBC and SNC individually and as a combined entity. Finally, Scott & Stringfellow has conducted such other studies, analyses and investigations, particularly of the banking industry, and considered such other information, as it deemed appropriate, the material portion of which is described below. No instruction or limitations were given or imposed in connection with the scope of or the examination or investigations made by Scott & Stringfellow in arriving at its findings. A copy of Scott & Stringfellow's opinion, updated to the date of this Proxy Statement/Prospectus and setting forth the assumptions made, matters considered and qualifications made on the review undertaken, is attached as Appendix III hereto and should be read in its entirety. Scott & Stringfellow used substantially the same types of financial analyses in preparing its updated opinion as it used in providing its opinion dated August 26, 1996.

     Scott & Stringfellow evaluated the financial terms of the Merger using standard valuation methods, including comparable acquisition analysis, market comparable analysis and dilution analysis.

     COMPARABLE ACQUISITION ANALYSIS. Scott & Stringfellow compared the relationship of prices paid to relevant financial data such as tangible net worth, assets, deposits and earnings in 16 thrift and thrift holding company mergers and acquisitions in Virginia since January 1, 1993, representing all such transactions known to Scott & Stringfellow to have occurred during this period involving thrift and thrift holding companies, with the proposed Merger and found the consideration to be received from SNC to be within the relevant pricing ranges acceptable for such recent transactions. Specifically, based upon the most recent transactions either closed or announced in Virginia since January 1, 1993, other than the Merger, the average price to tangible book value in these transactions was 1.45 times, compared with 2.02 times for the Merger, the average price to earnings ratio was 18.56 times, compared to 18.02 times for the Merger, the average premium to deposits was 16.11% compared with 23.03% for the Merger, and the average premium to assets was 12.14% compared with 17.34% for the Merger. For purposes of computing the information with respect to the Merger, $24.69 per share of consideration for each share of FFBC Common Stock was used.

     MARKET COMPARABLE ANALYSIS. Scott & Stringfellow analyzed the performance and financial condition of SNC relative to a "Bank Group" that includes the following financial institutions: UCB, Wachovia Corporation, NationsBank Corporation, Centura Banks, Inc., CCB Financial Corporation, First Union Corporation, First Citizens BancShares, Inc., Crestar Financial Corporation, Central Fidelity Banks, Inc., F&M National Corporation, First Virginia Banks, Inc., Jefferson Bankshares, Inc., Signet Banking Corporation, One Valley Bancorp, Inc., United Bankshares, Inc., Mercantile Bankshares Corp. and Citizens Bancorp. Financial information analyzed by Scott & Stringfellow included information relating to tangible equity to assets, loans to deposits, net interest margin, non-performing assets, total assets, non-accrual loans and efficiency ratio. Scott & Stringfellow also compared, for the trailing twelve-month period ended June 30, 1996, (a) price to tangible book value ratio which was 2.09x for SNC, compared to an average of 1.89x for the Bank Group, (b) price to earnings ratio which was 12.11x for SNC, compared to an average of 12.78x for the Bank Group, (c) return on average assets which was 1.36% for SNC, compared to an average of 1.22% for the Bank Group, (d) return on equity which was 17.15% for SNC, compared to an average of 13.91% for the Bank Group, and (e) a dividend yield of 3.50% for SNC, compared to an average of 3.26% for the Bank Group. Overall, in the opinion of Scott & Stringfellow, SNC's operating performance and financial condition were slightly better than the Bank Group average and SNC's market value was reasonable when compared to the Bank Group. Accordingly, FFBC shareholders shall receive SNC Common Stock that is reasonably valued when compared to the Bank Group.

     DILUTION ANALYSIS. Based upon publicly available financial information on Fidelity and SNC, Scott & Stringfellow considered the effect of the transaction on the book value, earnings and market value of FFBC and SNC. The immediate effect on SNC was to decrease earnings by $0.03 per share or 1.65% and to increase book value by $0.31 or 2.07%. The effect on FFBC under the same assumptions is to increase earnings $0.69 per share or 111.99%, to decrease book value by $0.78 per share or 6.56%, to increase dividends by $0.57 or 286.79% and to increase the market value of FFBC to $24.98. This dilution analysis does not take into account the longer term benefits for the combined companies resulting from the combination. Scott & Stringfellow concluded from this analysis that the transaction would have a significant positive effect on FFBC and

FFBC shareholders in that dividends per share, net income per share and the market value of SNC Common Stock to be received by FFBC shareholders, after giving effect to the Exchange Ratio, would represent a substantial increase in the historical dividends per share, net income per share and market value of FFBC Common Stock, although there can be no assurance that pro forma amounts are indicative of future results.

     The summary set forth above includes the material factors considered, but does not purport to be a complete description of the presentation by Scott & Stringfellow to FFBC or of the analyses performed by Scott & Stringfellow. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Accordingly, notwithstanding the separate factors summarized above, Scott & Stringfellow believes that its analysis must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, would create an incomplete view of the process underlying the preparation of its opinion. As a whole, these various analyses contributed to Scott & Stringfellow's opinion that the terms of the Reorganization Agreement are fair from a financial point of view to FFBC shareholders.

     FFBC has agreed to pay Scott & Stringfellow a fee of $25,000 for evaluating the terms of the Merger and rendering its opinion. The fee is payable only in the event the Merger is consummated.

     Scott & Stringfellow is a full service investment banking and brokerage firm headquartered in Richmond, Virginia, that provides a broad array of services to corporations, financial institutions and state and local governments. The Financial Institutions Group of Scott & Stringfellow actively works with financial institutions in Virginia, Maryland, North Carolina, the District of Columbia and West Virginia on these and other matters. As part of its investment banking practice, it is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions, negotiated underwritings, and secondary distribution of listed and unlisted securities. Scott & Stringfellow was selected by the FFBC Board based upon its expertise and (particularly in Virginia, the state of residence of a significant number of FFBC's shareholders) its reputation in providing valuation and merger and acquisitions and advisory services to financial institutions.

EXCHANGE RATIO

     In the Merger, each outstanding share of FFBC Common Stock will be converted into the right to receive a number of shares of SNC Common Stock based on the Closing Value (as defined below) of SNC Common Stock as such term is defined below (the "Exchange Ratio"). If the Closing Value of SNC Common Stock
were $     , which was the closing per share price of SNC Common Stock on the
NYSE on January      , 1997, the Exchange Ratio would be      shares of SNC
Common Stock for each share of FFBC Common Stock.

     The Reorganization Agreement provides that if the Closing Value is less than $24.00, each outstanding share of FFBC Common Stock will be converted into
 .8758 shares of SNC Common Stock. If the Closing Value is less than $26.50 but not less than $24.00, the Exchange Ratio shall be determined by dividing $21.02 by the Closing Value, which would result in an Exchange Ratio of between .7935 and .8758 shares of SNC Common Stock for each share of FFBC Common Stock. If the Closing Value is not less than $26.50 and not greater than $31.50, each outstanding share of FFBC Common Stock will be converted into .7931 shares of SNC Common Stock. If the Closing Value is greater than $31.50 but not greater than $35.00, the Exchange Ratio shall be determined by dividing $24.98 by the Closing Value, which would result in an Exchange Ratio of between .7928 and
 .7137 shares of SNC Common Stock for each share of FFBC Common Stock. If the Closing Value is greater than $35.00, the Exchange Ratio shall be .7137 shares of SNC Common Stock for each share of FFBC Common Stock.

     "Closing Value" means the average closing price per share, as reported on the NYSE, of SNC Common Stock for the twenty NYSE trading days immediately preceding the fifth calendar day preceding the date on which the shareholders of FFBC approve the Merger. If the Merger is approved at the Special Meeting on February 27, 1997, the period during which the Closing Value will be determined will be the twenty NYSE trading days ending on February 21, 1997.

     Any changes in the market price of the SNC Common Stock after the period for which the Closing Value is determined will not affect the Exchange Ratio, and the actual market price of the SNC Common Stock at the time the Merger is consummated could be more or less than the Closing Value used to determine the Exchange Ratio.

     No fractional shares of SNC Common Stock will be issued in the Merger. Holders of FFBC Common Stock otherwise entitled to a fractional share will be paid an amount in cash determined by multiplying that fraction by the Closing Value.

EXCHANGE OF FFBC COMMON STOCK CERTIFICATES

     Promptly after the Effective Date, transmittal forms will be mailed to each record holder of FFBC Common Stock at the Effective Date. The transmittal form will include instructions to be followed in exchanging the certificates formerly evidencing shares of FFBC Common Stock for certificates evidencing shares of SNC Common Stock and, if applicable, cash in lieu of fractional shares. Upon surrender of certificates formerly evidencing shares of FFBC Common Stock in accordance with the transmittal forms and instructions, each holder thereof will receive a certificate evidencing the number of whole shares of SNC Common Stock to which that holder is entitled and any cash payable in lieu of a fractional share.

     HOLDERS OF FFBC COMMON STOCK SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE TRANSMITTAL FORMS AND INSTRUCTIONS.

     After the Effective Date, until so surrendered and exchanged, each certificate that evidenced shares of FFBC Common Stock immediately prior to the Effective Date will represent only the right to receive the whole shares of SNC Common Stock and any cash payment in lieu of a fractional share in the Merger.

THE REORGANIZATION AGREEMENT

  EFFECTIVE DATE AND TIME OF THE MERGER

     The Merger will be effective at the time and on the date specified in the Articles of Merger to be filed with the State Corporation Commission of the Commonwealth of Virginia. The filing of the Articles of Merger will take place following approval of the Plan of Merger by the FFBC shareholders and satisfaction of all other conditions to the respective obligations of SNC and FFBC to consummate the Merger. If the Merger is approved at the Special Meeting on February 27, 1997, it is currently anticipated that the filing of the Articles of Merger and the consummation of the Merger will occur on or about March 4, 1997.

     THE FOLLOWING SUMMARY OF CERTAIN PROVISIONS OF THE REORGANIZATION AGREEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE REORGANIZATION AGREEMENT, A COPY OF WHICH IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS APPENDIX I AND INCORPORATED HEREIN BY REFERENCE.

  CONDITIONS TO THE MERGER

     The respective obligations of SNC and FFBC to consummate the Merger are subject to the satisfaction or, where permissible, the waiver of certain conditions including, without limitation, the following: (a) the authorization of the execution, delivery, and performance of the Reorganization Agreement and the Option Agreement and the transactions contemplated thereby by all necessary SNC and FFBC corporate action, including approval of the Merger by the requisite vote of the shareholders of FFBC; (b) the registration under the Securities Act of the shares of SNC Common Stock to be issued in connection with the Merger and the receipt of all permits, authorizations, or confirmations under state securities laws necessary to carry out the transactions contemplated by the Reorganization Agreement; (c) the receipt of all required regulatory approvals of the Merger; (d) the absence of any order, decree or injunction issued by a court or agency of competent jurisdiction enjoining or preventing the consummation of the Merger; and (e) the receipt of the opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to SNC, substantially to the effect that the Merger will constitute a reorganization under Section 368 of the Code and that the shareholders of FFBC will not recognize any gain or loss to the extent that such shareholders exchange shares of FFBC Common Stock for shares of SNC Common Stock (other than with respect to cash received in lieu of fractional shares).

     The obligations of FFBC to consummate the Merger are also subject to the satisfaction or waiver of the following conditions: (a) the material accuracy of the representations and warranties and the performance of all covenants made by SNC in the Reorganization Agreement; (b) the receipt of certain legal opinions and closing certificates from SNC; and (c) the absence of any material adverse change in the conditions, operations or prospects of SNC since December 31, 1995.

     The obligations of SNC to consummate the Merger are also subject to the satisfaction or waiver of the following conditions: (a) the material accuracy of the representations and warranties and the performance of all covenants made by FFBC in the Reorganization Agreement; (b) the receipt of certain legal opinions and closing certificates from FFBC; (c) the absence of any regulatory approval imposing any condition or requirement which, in the reasonable opinion of the Board of Directors of SNC, would so materially adversely affect the business or economic benefits to SNC of the Merger and other transactions contemplated in the Reorganization Agreement as to render the consummation of such transactions inadvisable or unduly burdensome; (d) the receipt of written agreements from "affiliates," as defined in Rule 145 under the Securities Act, of FFBC regarding certain restrictions on resale of SNC Common Stock received in the Merger; and (e) the determination by SNC that there has been no material adverse change in the condition, operations or prospects of FFBC.

  CONDUCT OF FFBC'S AND SNC'S BUSINESS PRIOR TO THE EFFECTIVE DATE

     Except as permitted, required, or specifically contemplated by the Reorganization Agreement or with the prior written consent of SNC, FFBC will not, and will cause each of its subsidiaries not to: (a) carry on its business other than in the usual and ordinary course in substantially the same manner as theretofore conducted; (b) declare, set aside, make or pay any dividend or other distribution in respect of its capital stock other than regularly scheduled dividends payable on record dates and in the amounts consistent with past practice; (c) issue any shares of its capital stock other than pursuant to the exercise of stock options or the exercise by SNC of its rights under the Option Agreement; (d) issue, grant or authorize any rights in respect of its capital stock (other than certain specified stock options) or effect any recapitalization, reclassification, stock dividend, stock split or other capital change; (e) amend its articles of incorporation or bylaws; (f) merge or consolidate with or acquire control over any other corporation or dispose of any assets or acquire any assets, other than in the ordinary course of its business;
(g) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and the conduct of its business; (h) increase the rate of compensation of any of its directors, officers or employees, or agree to pay any bonus to, or provide any other employee benefit or incentive to, any of its directors, officers or employees, except in the ordinary course of business consistent with past practices; (i) enter into or substantially modify (except as required by applicable law or renewals consistent with past practices) any pension or other employee benefit plan or arrangement; (j) solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, FFBC or its subsidiaries or any business combination with FFBC or its subsidiaries (except where the failure to furnish such information or participate in such negotiations or discussions would, in the written opinion of FFBC's legal counsel, constitute a breach of the fiduciary or legal obligations of the FFBC Board to its shareholders), or authorize any agent of FFBC or its subsidiaries to take such actions, or fail to notify SNC immediately if any such inquiries or proposals are received or any such negotiations or discussions are sought to be initiated; (k) enter into any material agreement, arrangement or commitment other than in the ordinary course of business; (l) change its lending, investment or asset/liability management policies in any material respect, except as may be required by applicable law, regulation or directive; (m) change its methods of accounting in effect at December 31, 1995 or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended December 31, 1995, except as required by changes in law; (n) incur any capital expenditures or obligations to make capital expenditures in excess of $75,000 individually or $750,000 in the aggregate; (o) incur any indebtedness other than in the ordinary course of business; (p) take any action which would or might be expected to (i) cause the Merger not to constitute a reorganization under Section 368 of the Code, as determined by SNC, (ii) result in any representation or warranty made by FFBC in the Reorganization Agreement being untrue in any material respect, or (iii) cause any of the conditions precedent to the Merger to fail to be satisfied; (q) dispose of any material assets other than in the ordinary course of business; or (r) agree to do any of the foregoing.

     Except with the prior written consent of FFBC, which consent may not be arbitrarily or unreasonably withheld, prior to the Merger neither SNC nor any of its subsidiaries may: (a) exercise the Option Agreement other than in accordance with its terms, or dispose of the shares of FFBC Common Stock issuable upon exercise of the option rights conferred thereby other than as permitted or contemplated by the terms thereof; (b) enter into a merger or other business combination transaction with any other corporation or person in which SNC would not be the surviving or continuing entity after the consummation thereof; or (c) sell or lease all or substantially all of the assets and business of BB&T Financial-VA or BB&T-VA.

  TERMINATION

     The Reorganization Agreement may be terminated and the Merger abandoned at any time prior to the Effective Date by the mutual written consent of SNC and FFBC. Either SNC or FFBC also may terminate the Reorganization Agreement at any time prior to the Effective Date if: (a) there has been a materially adverse breach by the other party of any of its representations, warranties or covenants that is not cured at the earlier of thirty days following written notice of the breach or the Effective Date; (b) any approval required for the consummation of the Merger is denied and the time period for appeals and requests for reconsideration thereof has expired; or (c) the shareholders of FFBC do not approve the Merger at the Special Meeting. Either party may terminate the Reorganization Agreement on the Closing Date if any of the conditions precedent to the obligations of the terminating party to consummate the Merger have not been satisfied or fulfilled and the terminating party is not in breach of any of its representations, warranties or covenants, and either party may terminate the Reorganization

Agreement at any time after the close of business on June 30, 1997, if the Effective Date has not occurred and the terminating party is not in breach of any of its representations, warranties or covenants.

     If the Reorganization Agreement is terminated by either SNC or FFBC, the Reorganization Agreement will become void. Thereafter, there will be no liability on the part of SNC or FFBC other than, in either case, with respect to
(a) its obligations to protect the other party's confidential information, (b) payment of its costs and expenses incurred in connection with the transactions described herein, and (c) any claims arising out of any uncured breach of a covenant or agreement, if such breach gave rise to the termination.

  AMENDMENT AND WAIVER

     SNC and FFBC may amend the Reorganization Agreement by mutual written agreement. Except with respect to any required regulatory approval, at any time prior to the Effective Date and whether before or after the Merger has been approved by the shareholders of FFBC, either SNC or FFBC may extend the time of performance of any obligations of the other party and may waive (a) any inaccuracies in the representations and warranties of the other party contained in the Reorganization Agreement or in any document delivered pursuant thereto;
(b) compliance or performance by the other party of any of its agreements, covenants or obligations contained in the Reorganization Agreement; or (c) any condition to such waiving party's obligations to consummate the transactions contemplated by the Reorganization Agreement. After the approval of the Merger by the shareholders of FFBC at the Special Meeting, the Reorganization Agreement may not be amended to reduce the number of shares of SNC Common Stock into which each share of FFBC Common Stock is converted or amend the payment terms for fractional shares.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of FFBC's management, including all of its directors, have certain interests in the Merger that are in addition to their interests as shareholders of FFBC generally.

  BOARD OF DIRECTORS OF BB&T-VA AND BB&T FINANCIAL-VA

     The Reorganization Agreement provides that, following consummation of the Merger, SNC shall cause the persons who were members of the FFBC Board immediately preceding the Merger to serve as members of the FFSB Board of Directors (the "Continuing Directors") and as members of a Marketing and Development Board for the Richmond region. SNC will cause each Continuing Director to be reappointed to the FFSB Board (and, following the FFSB Bank Merger, to the BB&T-VA Board) for periods extending at least through the third anniversary of the Merger, subject in each case to his eligibility and willingness to serve, and subject further to the conditions with respect to each that he shall have complied with all fiduciary duties to FFSB and BB&T-VA, shall not have been involved in any action that disqualifies him from serving or which would bring discredit to FFSB or BB&T-VA or any other entity affiliated with SNC and shall have carried out his duties to FFSB and BB&T-VA in a reasonably competent, businesslike and attentive manner. For a period of three years following the Merger, the Continuing Directors will receive fees and compensation, as directors of FFSB or BB&T-VA, as the case may be, at the same levels and under the same conditions as were applicable to the FFBC Board as of the Effective Date. Following such three-year period, fees and compensation payable to the Continuing Directors who continue as members of the BB&T-VA Board will be at the same level as those paid by comparable SNC bank subsidiaries to members of their respective boards of directors. Further, in recognition of their proactive roles in assuring a smooth transaction during and following the Merger, supporting the ongoing success of BB&T-VA in the Richmond region as well as throughout the Commonwealth of Virginia and providing general business consulting, each Continuing Director who does not become an employee of SNC or any of its subsidiaries and who becomes a member of the BB&T-VA Board as described above will receive options to purchase 2,000 shares of SNC Common Stock pursuant to the terms of SNC's 1995 Omnibus Stock Option Plan (the "SNC Omnibus Plan"). Such options will be granted immediately following the Merger, will be exercisable at fair market value per share on the date of grant and will vest as follows: 667 shares on each of the first and second anniversaries of the Merger and 666 shares on the third anniversary. If any such nonemployee Director ceases to be a member of the FFSB Board or BB&T-VA Board prior to the third anniversary, any options not vested will be forfeited except to the extent otherwise provided in the SNC Omnibus Plan. Those options which have vested will be exercisable at any time during the ten-year period following the Merger, subject to the terms of the SNC Omnibus Plan relating to exercise following a termination of service, and will in all respects be governed by the provisions of the SNC Omnibus Plan as in effect from time to time.

     The Reorganization Agreement further provides that, following consummation of the Merger, Barry D. Crawford, Richard J. November, H. R. Pollard, IV and Robert G. Watts, who are directors of FFBC, will be appointed to serve as directors of BB&T-Financial-VA.

  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Reorganization Agreement provides that after the Merger, each director and officer of FFBC who, prior to the Merger, was entitled to indemnification pursuant to Virginia law will be indemnified for acts or omissions prior to and following the Merger, in accordance with BB&T-VA's bylaw provisions, to the maximum extent permitted under Virginia law and federal law, if applicable. The Reorganization Agreement further provides that SNC or BB&T-VA shall purchase and keep in force directors' and officers' liability insurance to provide coverage for actions or omissions by directors and officers of FFBC for claims made for the periods prior to and following the Merger. SNC intends to extend such protections also to FFSB and FSC officers and directors who are not also officers or directors of FFBC. Such FFSB and FSC officers and directors are currently entitled to indemnification pursuant to the FFBC Articles. See "COMPARISON OF SHAREHOLDERS' RIGHTS -- Exculpation and Indemnification -- FFBC."

  EMPLOYMENT AGREEMENTS

     In connection with the Merger, SNC will enter into a seven-year employment agreement with Mr. Crawford, a five-year employment agreement with Mr. Martin and a three-year employment agreement with each of Bonnie H. Agee, Cary A. Morris and Helen T. Reese (referred to herein individually as an "Executive" and collectively as the "Executives"). The employment agreements will provide for the employment of the Executives in their current capacities. After the FFSB Bank Merger, Mr. Crawford will serve as Regional President, Mr. Martin will serve as Executive Vice President and Ms. Agee, Mr. Morris and Ms. Reese will each serve as Senior Vice President of BB&T-VA.

     The employment agreement for each of the Executives provides that the Executive will receive a base salary at least equal to the base salary received by that Executive from FFSB as of January 1, 1997. Each Executive will be entitled to participate in any bonus or incentive plan, whether such plan provides for awards in cash or securities, made available to officers of SNC similarly situated to the Executive, as such plan or plans may be modified from time to time, or such other similar plans for which the Executive may become eligible and designated a participant. Each Executive also will be entitled to receive, on the same basis as other officers of SNC, employee pension and welfare benefits and group employee benefits such as sick leave, vacation, group disability and health, life and accident insurance and similar indirect compensation which SNC may from time to time extend to its officers. If during his or her term of employment an Executive becomes eligible for benefits under SNC's pension plan and retires, the Executive will be eligible to participate in the same retiree health insurance program provided to other retiring employees at the time.

     Each Executive's employment agreement provides that, in the event SNC terminates his or her employment other than by reason of death or disability or for cause, the Executive will, if he or she complies with certain noncompetition provisions, be entitled to receive an annual salary for the remainder of what would otherwise have been the term of such employment agreement equal to the highest amount of cash compensation (including bonuses) received during any of the preceding five calendar years ("Termination Compensation") together with health insurance and other benefits then provided by SNC. In the case of the employment agreement with Mr. Crawford, the agreement further provides that if Mr. Crawford voluntarily terminates employment with SNC at any time after the second anniversary of the date of the agreement other than for "Good Reason," as described in the following paragraph, Mr. Crawford will be entitled to receive annually 60% of Termination Compensation for the remainder of what would otherwise have been the term of the employment agreement, so long as Mr. Crawford complies with certain noncompetition provisions. In the case of the employment agreement with Mr. Martin, the agreement provides that if Mr. Martin voluntarily terminates employment with SNC at any time after the first anniversary of the date of the Agreement other than for "Good Reason," as described in the following paragraph, Mr. Martin will be entitled to receive annually 60% of Termination Compensation for the remainder of what would otherwise have been the term of the employment agreement (or, at Mr. Martin's election, to receive such amount immediately in a lump sum using a discount rate of 8%), so long as Mr. Martin complies with certain noncompetition provisions. In addition, each Executive would continue to receive health insurance coverage from SNC on the same terms as were in effect prior to the termination, either under SNC's plans or comparable coverage, during the time payments of Termination Compensation are made.

     In the event of a Change of Control (as hereinafter defined) of SNC during the term of an Executive's employment agreement and the voluntary termination of his or her employment with SNC for Good Reason (as hereinafter defined) at any time during the twenty-four months following such Change of Control, the Executive shall be entitled to receive a lump sum payment, in lieu of any other amounts payable under his or her employment agreement, equal to the amount of his or her Termination Compensation multiplied by 2.99. A "Change of Control" shall be deemed to have occurred if: (a) any person or group (as defined in Section 13(d) and 14(d) of the Exchange Act) of persons, other than SNC or its affiliates (excluding certain employee benefit plans), is or becomes the beneficial owner of securities of SNC representing 20% or more of the combined voting power of SNC's then outstanding securities; (b) as a result of any tender offer, exchange offer, proxy contest, merger, consolidation or sale of assets, individuals who at the beginning of any two-year period constitute the SNC Board, plus new directors whose election is approved by at least two-thirds of the directors still in office who were directors at the beginning of such two-year period, cease for any reason to constitute at least two-thirds of the members of the SNC Board;
(c) the shareholders of SNC approve certain mergers or consolidations involving SNC which result in shareholders of SNC having less than 60% of the voting power of the combined entity; (d) the shareholders of SNC approve a plan of complete liquidation of SNC or an agreement for the sale or disposition of all or substantially all of SNC's assets; or (e) any other event occurs which the SNC Board determines to be a change of control. "Good Reason" is defined as: (a) the assignment to the Executive of duties inconsistent with his or her position immediately before the Change of Control; (b) a reduction in his or her base salary, the exclusion of the Executive from participation in SNC's benefit plans in which he or she previously participated as in effect on the effective date of the employment agreement or as the same may be increased or a failure to increase his or her base salary by a percentage equal to the average of that received by executives entitled to participate in those SNC executive incentive plans for which the Executive was eligible during the preceding twelve months;
(c) an involuntary relocation more than 100 miles from where the Executive worked prior to the Change of Control; or (d) a material breach by SNC of the employment agreement.

     The Executives' employment agreements with SNC will supersede any of their existing employment agreements and change of control arrangements with FFSB.

  STOCK OPTIONS

     The 1994 Stock Plan provides for the acceleration of vesting of rights under all outstanding options to purchase FFBC Common Stock upon the occurrence of the Merger. As of September 30, 1996, directors and officers of FFBC held unvested options to purchase 31,100 shares of FFBC Common Stock at an average exercise price of $9.68 per share. In connection with the Merger, such options will be converted into options to purchase shares of SNC Common Stock adjusted for the Exchange Ratio, and such options will become immediately exercisable. Further, pursuant to the 1994 Stock Plan, vesting of options of directors and officers participating in such plan will be accelerated as a result of consummation of the Merger.

     In addition, the 1994 Stock Plan provides for the automatic grant to nonemployee directors of FFBC of options to purchase 315 shares of FFBC Common Stock on an annual basis through May of 2002. The 1994 Stock Plan provides that upon the occurrence of a Change in Control (as defined in such plan), each nonemployee director shall immediately be granted an option to purchase shares of FFBC Common Stock in an amount equal to 315 shares times the number of automatic annual grants which would have been made had the Change in Control not occurred and the optionee remained a nonemployee director. Accordingly, in connection with the Merger, each nonemployee director of FFBC will be granted an option to purchase 1,890 shares of FFBC Common Stock at a price equal to the fair market value of FFBC Common Stock on the Effective Date. Such options will be converted into and become rights with respect to SNC Common Stock on a basis that reflects the Exchange Ratio in accordance with the Reorganization Agreement. See "THE MERGER -- Effect on Employees, Employee Benefit Plans and Stock Options."

REGULATORY CONSIDERATIONS

     Bank holding companies (such as SNC and BB&T Financial-VA), savings and loan holding companies (such as FFBC) and their respective depository institution subsidiaries (including BB&T-VA and FFSB, respectively) are highly regulated institutions, with numerous federal and state laws and regulations governing their activities. Among these laws and regulations are requirements of prior approval by applicable government regulatory authorities in connection with acquisition and merger transactions such as the Merger, as summarized below. In addition, these institutions are subject to ongoing supervision, regulation, and periodic examination by various federal and state financial institution regulatory agencies. Detailed discussions of such ongoing regulatory oversight and the laws and regulations under which it is carried out can be found in the Annual Reports on Forms 10-K of each of SNC and FFBC incorporated by reference herein. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." Those summaries are qualified in their entirety by the actual language of the laws and regulations, which are subject to change based on recently enacted and future legislation and action by regulatory agencies.

     The Merger and the FFSB Bank Merger are subject to certain regulatory approvals, as set forth below. To the extent that the following information describes statutes and regulations, it is qualified in its entirety by reference to those particular statutes and regulations.

  THE MERGER

     The Merger is subject to approval by the BFI under Section 6.1-194.97 of the Code of Virginia, which permits an out-of-state holding company, such as SNC, to acquire directly or indirectly more than twenty five percent (25%) of the voting shares of a Virginia savings institution holding company, such as FFBC, or a savings institution located in Virginia, such as FFSB, if the BFI approves the transaction. Approval of such an application is conditioned upon, among other things, the BFI's determination that the laws of the state in which the out-of-state holding company is located, in this case North Carolina, would permit Virginia savings institution holding companies to acquire savings institutions and savings institution holding companies in that state. North Carolina law would permit a Virginia savings and loan holding company to acquire a savings institution and savings and loan holding company located in North Carolina, subject to certain conditions. The BFI also must determine whether:
(a) the proposed acquisition would be detrimental to the safety and soundness of the companies involved; (b) the applicant, its directors and officers, and any proposed new directors and officers are qualified by character, experience and financial responsibility to control and operate a Virginia savings institution;
(c) the proposed acquisition would be prejudicial to the interests of the depositors, creditors, beneficiaries of fiduciary accounts or shareholders of the companies involved; and (d) the acquisition is in the public interest.

     SNC also is required to provide notice of the Merger to the Federal Reserve under the Bank Holding Company Act and the Federal Reserve's Regulation Y. Under the Bank Holding Company Act, a bank holding company, such as SNC, may not acquire direct or indirect ownership or control of a company engaged in nonbanking activities unless the company is engaged in an activity that the Federal Reserve has determined to be so closely related to banking, or managing or controlling banks as to be a proper incident thereto. The Federal Reserve has determined by regulation that owning a savings institution is closely related to banking. However, the Federal Reserve is required by the Bank Holding Company Act to review the Merger to determine whether it reasonably can be expected to produce benefits to the public (such as greater convenience, increased competition or gains in efficiency) that outweigh possible adverse effects (such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices). This consideration includes an evaluation by the Federal Reserve of the financial and managerial resources of SNC, including its subsidiaries, and FFBC, and the effect of the proposed transaction on those resources, as well as whether the Merger would result in a monopoly or otherwise would substantially lessen competition. Recently enacted legislation requires the Federal Reserve to forward a copy of the notice required to be filed by SNC to the OTS for its review and comment. However, because such legislation exempts bank holding companies that acquire savings institutions from the provisions of the federal law relating to savings and loan holding companies, SNC is not required to file a separate application with the OTS for approval of the Merger.

  THE FFSB BANK MERGER

     Although not required by the terms of the Reorganization Agreement or the Plan of Merger, SNC expects to effect the FFSB Bank Merger no later than the first quarter of 1998. The FFSB Bank Merger is subject to approval of the FDIC under the Bank Merger Act. In granting its approval under the Bank Merger Act, the FDIC must consider the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. Further, the FDIC may not approve the FFSB Bank Merger if it would result in a monopoly, if it would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, if the effect of the FFSB Bank Merger in any section of the country may be substantially to lessen competition or to tend to create a monopoly or if it would be in any other manner in restraint of trade, unless the FDIC finds that the anticompetitive effects of the FFSB Bank Merger are clearly outweighed in the public interest by the probable effect of such Merger in meeting the convenience and needs of the communities to be served. In addition, the FDIC must take into account the record of performance of the existing and proposed institution under the Community Reinvestment Act in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such institution. Applicable regulations also require publication of notice of the application for approval of the FFSB Bank Merger and an opportunity for the public to comment on the application in writing and to request a hearing.

     The FFSB Bank Merger also is subject to approval by the OTS under its regulations regarding mergers and transfers of assets and assumption of liabilities of a savings institution, which require, among other things, the OTS to consider factors similar to those the FDIC must consider in approving a transaction under the Bank Merger Act. In addition, the BFI must approve the FFSB Bank Merger under Section 6.1-194.40 of the Virginia Code, which authorizes the merger between a federal savings bank and a Virginia chartered bank, when, among other things, the BFI determines that all applicable laws governing such mergers are complied with and the public interest will be served.

     The Bank Merger Act requires that any bank merger, including the FFSB Bank Merger, may not be consummated until the thirtieth day after approval by the FDIC, during which time the U.S. Department of Justice (the "DOJ") may challenge the FFSB Bank Merger on antitrust grounds. The FDIC may shorten the thirty day waiting period to fifteen days in the event the FDIC has not received any adverse comments from the DOJ concerning the competitive effects of the proposed transaction.

     The Federal Reserve approved the notification of the Merger on December 16, 1996 and the BFI approved the Merger on December 23, 1996. BB&T-VA filed the necessary applications to consummate the FFSB Bank Merger in January 1997. Approval of such applications is not necessary for the consummation of the Merger.

     SNC and FFBC are not aware of any other governmental approvals or actions that are required for consummation of the Merger or the FFSB Bank Merger, except as described above. Should any other approval or action be required, it is contemplated presently that such approval or action would be sought. There can be no assurance that any such approval or action, if needed, could be obtained, would not delay consummation of the Merger or would not be conditioned in a manner that would cause SNC to abandon the Merger.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following is a summary description of certain anticipated federal income tax consequences of the Merger to the shareholders of FFBC and to FFBC and SNC. This summary is not intended to be a complete description of all of the federal income tax consequences of the Merger. No information is provided with respect to the tax consequences of the Merger under any other tax laws, including applicable state, local and foreign tax laws. In addition, the following discussion may not be applicable with respect to certain specific categories of shareholders, including but not limited to persons who are corporations, trusts, dealers in securities, financial institutions, insurance companies, or tax exempt organizations; persons who are not United States citizens or resident aliens or domestic entities (partnerships or trusts); persons who are subject to alternative minimum tax (to the extent that tax affects the tax consequences of the Merger) or are subject to the "golden parachute" provisions of the Code (to the extent that tax affects the tax consequences of the Merger); persons who acquired FFBC Common Stock pursuant to employee stock options or otherwise as compensation if such shares are subject to any restriction related to employment; persons who do not hold their shares as capital assets; or persons who hold their shares as part of a "straddle" or "conversion transaction." The federal income tax laws are complex, and a shareholder's individual circumstances may affect the tax consequences to the shareholder. Consequently, each FFBC shareholder is urged to consult his or her own tax advisor regarding the tax consequences of the Merger. No ruling has been or will be requested from the Internal Revenue Service with respect to the tax effects of the Merger.

     In the opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to SNC:
(a) the Merger will constitute a reorganization under Section 368 of the Code;
(b) no gain or loss will be recognized by SNC or FFBC by reason of the Merger;
(c) the shareholders of FFBC will recognize no gain or loss for federal income tax purposes to the extent SNC Common Stock is received in the Merger in exchange for FFBC Common Stock; (d) a shareholder of FFBC who receives cash in lieu of a fractional share of SNC Common Stock will recognize gain or loss as if the shareholder received the fractional share and it was then redeemed for cash at the Closing Value; (e) the tax basis in the SNC Common Stock received by a shareholder (including any fractional share interest deemed received) will be the same as the tax basis in the FFBC Common Stock surrendered in exchange therefor; and (f) the holding period for SNC Common Stock received (including any fractional share interest deemed received) in exchange for shares of FFBC Common Stock will include the period during which the shareholder held the shares of FFBC Common Stock surrendered in the exchange, provided that the FFBC Common Stock was held as a capital asset at the Effective Date.

     The consummation of the Merger is conditioned upon the receipt by FFBC and SNC of an opinion of Womble, Carlyle Sandridge & Rice, PLLC, counsel to SNC, dated as of the Closing Date to the effect of items (a) and (c) as described above.

ACCOUNTING TREATMENT

     It is anticipated that the Merger will be accounted for under the purchase method of accounting, wherein SNC will record the acquired identifiable assets and liabilities assumed at the fair market value at the time of consummation of the Merger. Any excess of the cost of FFBC and the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed will be recorded as goodwill. Any goodwill recorded is expected to be amortized over the period of expected benefit. SNC's reported income shall include the operations of FFBC after acquisition, based on the cost of the transaction. Financial statements of SNC issued after consummation of the Merger would reflect the impact of FFBC. Financial statements of SNC issued before consummation of the Merger would not be restated retroactively to reflect FFBC's historical financial position or results of operations. The unaudited pro forma financial information contained in this Proxy Statement/Prospectus has been prepared using the purchase accounting basis to account for the Merger.

     It is expected that the pooling of interests method of accounting will be used to reflect the UCB Merger. As required by generally accepted accounting principles, under pooling of interests accounting, as of the effective date of the UCB Merger, the assets and liabilities of UCB would be added to those of SNC at their recorded book values and the shareholders' equity accounts of SNC and UCB would be combined on SNC's consolidated balance sheet. On a pooling of interests accounting basis, income and other financial statements of SNC issued after consummation of the UCB Merger would be restated retroactively to reflect the consolidated combined financial position and results of operations of SNC and UCB as if the UCB Merger had taken place prior to the periods covered by such financial statements. The unaudited pro forma financial information contained in this Proxy Statement/Prospectus has been prepared using the pooling of interests accounting basis to account for the UCB Merger.

THE OPTION AGREEMENT

  GENERAL

     Concurrently with the execution and delivery of the Reorganization Agreement, and as a condition to SNC's entering into the Reorganization Agreement, SNC and FFBC entered into the Option Agreement, pursuant to which FFBC has granted SNC the Option for the purchase up to 456,044 shares of the authorized and unissued shares of FFBC Common Stock (or such other number of shares as will represent not more than 19.9% of the then outstanding FFBC Common Stock) at a price of $13.00 per share.

     THE FOLLOWING SUMMARY OF CERTAIN PROVISIONS OF THE OPTION AGREEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPTION AGREEMENT, A COPY OF WHICH HAS BEEN FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE.

  EXERCISE OF OPTION

     SNC may exercise the Option, in whole or in part, only following the occurrence of one of the following events (each a "Purchase Event"):

          (a) FFBC or any of its subsidiaries shall have authorized, recommended, proposed or publicly announced an intention to authorize, recommend or propose a transaction with a person (other than SNC or its affiliates), or entered into an agreement with a person (other than SNC or its affiliates), to (i) effect a merger or consolidation with, or enter into any similar business combination with, FFBC or any of its subsidiaries, (ii) sell, lease or otherwise dispose of to such person assets of FFBC aggregating 10% or more of the consolidated assets of FFBC and its subsidiaries (other than a sale of loan receivables in a financing transaction in the normal course of business) or (iii) issue, sell or otherwise dispose of to such person (including by way of merger, consolidation, share exchange, or any similar transaction) securities representing more than 10% of the voting power of FFBC or any of its subsidiaries;

          (b) any person other than SNC or any of its affiliates shall have acquired beneficial ownership of more than 10% of the outstanding shares of FFBC Common Stock or any person (other than SNC or its affiliates) shall have merged, consolidated with or consummated a similar transaction with FFBC, or any person (other than SNC or its affiliates) shall have purchased, leased or otherwise acquired 10% of more of the assets of FFBC (other than a sale of loan receivables in a financing transaction in the normal course of business); or

          (c) a bona fide proposal shall have been made by any person (other than SNC or its affiliates) by public announcement or written communication that is or becomes the subject of public disclosure or disclosure in an application to any federal or state regulatory authority to (i) acquire, merge or consolidate with, or enter into any similar transaction with FFBC,
     (ii) purchase, lease or otherwise acquire 10% or more of the assets of FFBC (other than a sale of loan receivables in a financing transaction in the normal course of business) or (iii) purchase or otherwise acquire (including by way of tender offer, merger, consolidation, share exchange, tender or exchange offer or any similar transaction) securities representing more than 10% of the voting power of FFBC.

     The right to purchase shares under the Option Agreement will expire and terminate upon the earliest to occur of: (a) the Effective Date of the Merger;
(b) the termination of the Reorganization Agreement other than following or in connection with (i) a willful and material breach by FFBC of any of its covenants or agreements in the Reorganization Agreement or (ii) the failure of the shareholders of FFBC to approve the Merger by the vote required under applicable law; (c) eighteen months after the first occurrence of a Purchase Event; or (d) August 22, 1999.

     If prior notification to, or approval of, any federal or state regulatory agency is required in connection with such purchase, SNC and FFBC will promptly file such notice or application for approval and the period of time that otherwise would
                                       25
run pursuant to such notice period will run instead from the date on which the last required notification period has expired or has been terminated or such approvals have been obtained and any requisite waiting period has expired.

  ADJUSTMENT OF NUMBER OF SHARES

     The number and type of securities subject to the Option and the purchase price thereof will be adjusted for any change in the number of shares of outstanding FFBC Common Stock by reason of a stock dividend, stock split, merger, recapitalization, combination, exchange of shares or similar transaction, such that SNC will receive (upon the exercise of the Option) the same number and type of securities as if the Option had been exercised immediately prior to such change. The number of shares of FFBC Common Stock subject to the Option will also be adjusted if FFBC otherwise issues additional shares of FFBC Common Stock, such that the number of shares of Common Stock subject to the Option represents 19.9% of the shares of FFBC Common Stock then outstanding, without giving effect to shares subject to or issued pursuant to the Option. In no event shall the shares subject to the Option constitute more than 19.9% of the shares of FFBC Common Stock.

  REGISTRATION RIGHTS

     SNC has certain rights to require the registration under the securities laws of the sale of any shares of FFBC Common Stock purchased pursuant to the Option if such registration is necessary for SNC to be able to sell such shares.

  EFFECT OF OPTION AGREEMENT

     The Option Agreement, which SNC required as a condition to SNC's entering into the Reorganization Agreement with FFBC, is intended to increase the likelihood that the Merger will be consummated on the terms set forth in the Reorganization Agreement. Consequently, certain aspects of the Option Agreement may have the effect of discouraging persons who might now or prior to the Effective Date be interested in acquiring all of or a significant interest in FFBC from considering or proposing such an acquisition, even if such persons were prepared to offer higher consideration per share for the FFBC Common Stock than the consideration implicit in the Exchange Ratio.

EFFECT ON EMPLOYEES, EMPLOYEE BENEFIT PLANS AND STOCK OPTIONS

     Each employee of FFBC or its subsidiaries at the time of the Merger will become, immediately following the Merger, an employee of BB&T Financial-VA or of one of its subsidiaries upon substantially the same terms and conditions as in effect immediately preceding the Merger. BB&T Financial-VA will attempt, consistent with achieving corporate goals, to avoid lay-offs of employees and to meet future efficiency goals through attrition and reassignment. Each employee will be eligible to receive bonus or incentive, retirement, severance, group hospitalization, medical, life, disability and other benefits comparable to those provided to the present employees of BB&T-VA without the imposition of any waiting period or limitation for pre-existing conditions. For purposes of participating in all plans and benefits of BB&T-VA, service to FFBC and its subsidiaries by each such employee will be deemed to be service with BB&T-VA for participation and vesting purposes only. SNC will cause the 401(k) plan of FFBC to be merged with the 401(k) plan maintained by SNC and its subsidiaries, and the account balances of the employees who are participants in the FFBC plan will be transferred to the accounts of such employees under the SNC 401(k) plan. Following such merger and transfer, such accounts will be governed and controlled by the terms of the SNC 401(k) plan as in effect from time to time.

     FFBC's 1994 Stock Plan provides for the acceleration of vesting of rights under all outstanding options to purchase shares of FFBC Common Stock upon the occurrence of a merger or other Change in Control (as defined in the plan). Pursuant to the Reorganization Agreement and the terms of the plan, each outstanding option (other than the Option issued to SNC pursuant to the Option Agreement) to purchase shares of FFBC Common Stock (whether or not then exercisable) that is unexercised immediately prior to the Effective Date (the "Stock Options") will be converted automatically into rights with respect to SNC Common Stock in an amount equal to the product (omitting any resulting fractional shares) of (a) the number of shares of FFBC Common Stock subject to the original option and (b) the Exchange Ratio, and at an exercise price per share of SNC Common Stock equal to the quotient (rounded up to the nearest cent) of (x) the exercise price per share of FFBC Common Stock under the original option divided by (y) the Exchange Ratio. Any Stock Option that is an "incentive stock option" will be adjusted as required by Section 424 of the Code and the Regulations thereunder so that the Stock Option will continue as an incentive stock option under Section 424(a) of the Code without a modification, extension or renewal thereof within the meaning of Section 424(h) of the Code.

     SNC has agreed that it will assume the Stock Options and/or substitute options under the SNC Omnibus Plan for all or part of the Stock Options on the terms and conditions described above.

     The 1994 Stock Plan provides for automatic grants to each nonemployee director of an option to purchase 315 shares of FFBC Common Stock on the first business day in May commencing in May 1995 and ending in May 2002. The plan also provides that upon the occurrence of a merger or other Change in Control, each nonemployee director shall be immediately granted an option to purchase shares in an amount equal to 315 shares of FFBC Common Stock times the number of grants which would have been made had the Change in Control not occurred and the optionee remained a nonemployee director of FFBC. Pursuant to such provision, in connection with the Merger each nonemployee director of FFBC will automatically be granted an option to purchase 1,890 shares of FFBC Common Stock at a price equal to the fair market value of FFBC Common Stock on the date of grant, and such options will be converted into and become rights with respect to SNC Common Stock on a basis that reflects the Exchange Ratio.

     Options to purchase an aggregate of 104,650 shares of FFBC Common Stock were outstanding as of the Record Date, which number includes the options to purchase 1,890 shares of FFBC Common Stock that will automatically be granted to each nonemployee director upon the consummation of the Merger, as described in the preceding paragraph. Any shares of FFBC Common Stock issued pursuant to the exercise of options under the plan prior to the Effective Date will be converted into shares of SNC Common Stock in accordance with the Exchange Ratio in the same manner as other shares of FFBC Common Stock.

RESTRICTIONS ON RESALES BY AFFILIATES

     All shares of SNC Common Stock issuable in the Merger will be registered under the Securities Act and will be freely transferable, except that any such shares received by "persons" who are deemed to be "affiliates" (as such terms are defined under the Securities Act) of FFBC at the Effective Date may be resold by them only in transactions registered under the Securities Act or permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted by the Securities Act. Those who may be deemed affiliates of FFBC generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with FFBC and may include certain executive officers and directors of FFBC. The restrictions on resales by an affiliate extend also to certain related parties of the affiliate, including spouse, relatives and spouse's relatives who in each case have the same home as the affiliate.

     The Reorganization Agreement requires FFBC to cause each of its affiliates to deliver to SNC a written agreement to the effect that such person will not offer or otherwise dispose of any shares of SNC Common Stock issued to that person in the Merger except in compliance with the Securities Act and the rules and regulations promulgated thereunder.

                             INFORMATION ABOUT SNC

     THE INFORMATION BELOW CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF SNC FOLLOWING CONSUMMATION OF THE MERGER AND THE UCB MERGER. SEE THE INSIDE COVER PAGE OF THIS PROXY STATEMENT/PROSPECTUS FOR A DESCRIPTION OF FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS.

GENERAL

     SNC is a multi-bank holding company headquartered in Winston-Salem, North Carolina. SNC conducts operations in North Carolina, South Carolina and Virginia primarily through its commercial banking subsidiaries and, to a lesser extent, through its other subsidiaries. Substantially all of SNC's loans are to businesses and individuals in the Carolinas and Virginia. SNC has no material amount of foreign loans and no loans that can be defined as highly-leveraged transactions. The principal assets of SNC are all of the issued and outstanding shares of common stock of BB&T-NC, Winston-Salem, North Carolina, BB&T Financial Corporation of South Carolina, Greenville, South Carolina, which in turn owns all of the issued and outstanding shares of BB&T-SC, and BB&T Financial-VA, which in turn owns all of the issued and outstanding shares of BB&T-VA.

SUBSIDIARIES

     BB&T-NC, SNC's largest subsidiary, is the oldest bank in North Carolina and currently operates through 302 banking offices throughout North Carolina. BB&T-NC focuses on providing a wide range of banking services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies and local governments, trust customers, and individuals. BB&T Leasing Corporation, a wholly-owned subsidiary of BB&T-NC located in Charlotte, North Carolina, offers lease financing to commercial businesses and municipal governments. BB&T Investment Services, Inc., a wholly-owned subsidiary of BB&T-NC located in Charlotte, North Carolina, offers customers investment alternatives, including discount brokerage services, fixed-rate and variable-rate annuities, mutual funds, and government and municipal bonds. BB&T Insurance Services, Inc., located in Raleigh, North Carolina, is also a subsidiary of BB&T-NC and offers life and property and casualty insurance on an agency basis. Regional Acceptance Corporation, a subsidiary of SNC located in Greenville, North Carolina, that was acquired on September 1, 1996, specializes in indirect financings for consumer purchases of mid-model and late-model used automobiles and operates 28 branches in North Carolina, South Carolina, Tennessee and Virginia.

     BB&T-SC serves South Carolina through 96 banking offices. BB&T-SC focuses on providing a wide range of banking services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies, local governments, trust customers and individuals. BB&T-SC's subsidiaries include BB&T Investment Services of South Carolina, Inc., which is licensed as a general broker/dealer of securities and is currently engaged in retailing of mutual funds, U.S. Government securities, municipal securities, fixed and variable insurance annuity products and unit investment trusts.

     BB&T-VA, formerly known as Commerce Bank, was acquired on January 10, 1995 by BB&T prior to the merger of BB&T with and into SNC. BB&T-VA offers a full range of commercial and retail banking services through 21 banking offices in the Hampton Roads region of Virginia.

UCB MERGER

     Pursuant to the UCB Agreement, which was entered into between SNC and UCB as of November 1, 1996, UCB will merge with and into SNC. Upon consummation of the UCB Merger, each share of UCB Common Stock (excluding shares held by any dissenting shareholders) issued and outstanding at the effective time of the UCB Merger will be converted into and exchanged for 1.135 shares of SNC Common Stock. The UCB Exchange Ratio is potentially subject to upward adjustment if certain conditions are met concerning the trading price of SNC Common Stock. UCB would have the right to terminate the UCB Agreement if such conditions should be met, in which case the SNC Board would be required to determine whether to proceed with the UCB Merger at a higher UCB Exchange Ratio. In addition, at the effective time, all rights with respect to UCB Common Stock outstanding at the effective time pursuant to stock options granted by UCB under the existing stock plans of UCB, whether or not exercisable, will be converted into and become rights with respect to SNC Common Stock on a basis that reflects the UCB Exchange Ratio. Approximately 28 million shares of SNC Common Stock have been reserved for issuance in the UCB Merger. The UCB Merger is intended to constitute a tax-free transaction under the Code and to be accounted for as a pooling of interests.

     SNC's announced acquisition strategy is to pursue high quality banks and thrifts in its current markets with the ultimate goal of improving its financial performance and fundamental franchise value. SNC management believes the UCB Merger meets these criteria and that it will significantly strengthen SNC's base of business in North Carolina and South Carolina. SNC management considers UCB, which operates 153 branch offices in 89 communities in the two states, to have a solid capital position, excellent credit quality and a strong branch office network, and believes that its corporate culture is highly compatible with SNC's. In light of the benefits and potential cost savings that SNC management perceives to be inherent in in-market acquisitions, such as the UCB Merger, SNC management believes the UCB Merger will enable SNC to increase its franchise value and improve upon its efficiencies and momentum in selling fee-based and margin-based products and services.

     Consummation of the UCB Merger is subject to various conditions, including
(a) receipt of the approval by the shareholders of UCB and SNC of appropriate matters relating to the UCB Agreement and the UCB Merger as required under North Carolina law and, in the case of SNC, under the rules of the NYSE; (b) receipt of all regulatory approvals required in connection with the transactions contemplated by the UCB Agreement, provided that no regulatory approval may impose any condition or requirement (other than previously contemplated divestitures or conditions or restrictions caused by other acquisitions by SNC) which, in the reasonable opinion of SNC, would so materially adversely affect the business or economic benefits of the UCB Merger as to render consummation of the UCB Merger inadvisable or unduly burdensome; (c) receipt by SNC of letters, dated as of the filing date of the registration statement to be filed with the Commission, in connection with the UCB Merger and as of the effective time, from Arthur Andersen LLP to the effect that the UCB Merger will qualify for pooling-of-interests accounting treatment; (d) the representations and warranties of the respective parties being true and accurate under the standards set forth in the UCB Agreement; (e) the parties having performed in all material respects all obligations and complied in all material respects with all covenants required by the UCB Agreement; (f) the holders of no more than 9.0% of the outstanding shares of UCB Common Stock having given written notice of their intent to demand payment for their shares and having not voted for the UCB Merger, pursuant to Article 13 of the NCBCA; and (g) satisfaction of certain other conditions.

     The UCB Merger may be terminated by the parties under certain circumstances including on the basis of (a) a material breach of any covenant or agreement contained in the UCB Agreement; (b) an inaccuracy of any representation or warranty of the other party, which inaccuracy would provide the nonbreaching party the ability to refuse to consummate the UCB Merger under the applicable standard set forth in the UCB Agreement; (c) the inability to satisfy or fulfill the conditions precedent to consummation of the UCB Agreement prior to the closing date; (d) the failure to obtain the requisite regulatory approvals; (e) the failure to obtain the requisite shareholder approvals; and (f) the failure to consummate the merger by September 30, 1997.

     UCB also has the right to terminate the UCB Agreement at any time during the ten-day period commencing two days after the date on which the consent of the Federal Reserve shall be received (the "Determination Date"), if either (A) the "Average Closing Price" of SNC Common Stock is less than $27.00 or (B) both of the following conditions are satisfied: (i) the Average Closing Price of SNC Common Stock is less than $28.50 and (ii) (a) the quotient obtained by dividing the Average Closing Price by $33.50 shall be less than (b) the quotient obtained by dividing the "Index Price" on the Determination Date by the Index Price on the "Starting Date" and subtracting 0.15 from the quotient. SNC has the right to elect to adjust the UCB Exchange Ratio in accordance with the terms of the UCB Agreement, and thereby eliminate UCB's right to terminate the UCB Agreement. For purposes of the UCB Agreement, the Average Closing Price shall mean the average of the daily last sales prices of SNC Common Stock as reported on the NYSE for the 10 consecutive full trading days in which such shares are traded on the NYSE ending at the close of trading on the Determination Date; the Index Price shall mean the weighted average of the closing prices of the companies composing the index group referred to the UCB Agreement; and the Starting Date shall mean November 1, 1996.

     In connection with executing the UCB Agreement, SNC and UCB entered into two stock option agreements. Under the first stock option agreement, UCB granted to SNC an option to purchase up to 4,828,960 shares of UCB Common Stock (representing 19.9 percent of the outstanding shares of UCB Common Stock), at a purchase price of $30.50 per share, upon certain terms and in accordance with certain conditions. Under the second such stock option agreement, SNC granted to UCB an option to purchase up to 10,806,121 shares of SNC Common Stock (representing 9.9 percent of the outstanding shares of SNC Common Stock), at a purchase price of $34.625 per share, upon certain terms and in accordance with certain conditions.

     For certain information relating to the effects of the UCB Merger on SNC's historical financial position and results of operations, see "PRO FORMA CONDENSED FINANCIAL INFORMATION."

CAPITAL

     The Federal Reserve has established a minimum requirement for a bank holding company's ratio of capital to risk-weighted assets (including certain off-balance-sheet activities, such as standby letters of credit) of 8%. At least half of the total capital is required to be composed of common equity, retained earnings, and qualifying perpetual preferred stock, less certain intangibles ("Tier 1 capital"). The remainder may consist of certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock, and a limited amount of the loan loss allowance ("Tier 2 capital" and, together with Tier 1 capital, "total capital"). At December 31, 1996, SNC's Tier 1 and total capital ratios were 11.7% and 14.7%, respectively. Effective January 1, 1997, with mandatory compliance as of January 1, 1998, the Federal Reserve also is requiring certain bank holding companies that engage in trading activities to adjust their risk-based capital to take into consideration market risk that may result from movements in market prices of covered trading positions in trading accounts, or from foreign exchange or commodity positions, whether or not in trading accounts, including changes in interest rates, equity prices, foreign exchange rates or commodity prices. Any capital required to be maintained pursuant to these provisions may consist of new "Tier 3 capital" consisting of certain short term subordinated debt. In addition, the Federal Reserve has issued a policy statement, pursuant to which a bank holding company that is determined to have weaknesses in its risk management processes or a high level of interest rate risk exposure may be required, among other things, to hold additional capital.

     The Federal Reserve also has established minimum leverage ratio requirements for bank holding companies. These requirements provide for a minimum leverage ratio of Tier 1 capital to adjusted average quarterly assets ("leverage ratio") equal to 3% for bank holding companies that meet certain specified criteria, including that they have the highest regulatory rating. All other bank holding companies will generally be required to maintain a leverage ratio of from at least 100 to 200 basis points above the stated minimum. SNC's leverage ratio at December 31, 1996 was 8.0%. Bank holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the requirements indicate that the Federal Reserve will continue to consider a "tangible Tier 1 leverage ratio" (deducting all intangibles) in evaluating proposals for expansion or new activity.

     The FDIC has adopted minimum risk-based and leverage ratio regulations to which SNC's bank subsidiaries are subject that are substantially similar to those requirements established by the Federal Reserve described above. Under federal banking laws, failure to meet the minimum regulatory capital requirements could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including, in the most severe cases, the termination of deposit insurance by the FDIC and placing the institution into conservatorship or receivership. The capital ratios of each of SNC's bank subsidiaries exceeded all minimum regulatory capital requirements as of December 31, 1996.

DEPOSIT INSURANCE ASSESSMENTS

     The deposits of each of SNC's bank subsidiaries are insured by the FDIC up to the limits set forth under applicable law. A majority of the deposits of the banks are subject to the deposit insurance assessments of the Bank Insurance Fund ("BIF") of the FDIC. However, approximately 40% of the deposits of BB&T-NC and BB&T-SC (related to the banks' acquisition of various savings associations) are subject to assessments imposed by the Savings Association Insurance Fund ("SAIF") of the FDIC.

     Pursuant to recently enacted budget reconciliation legislation, the FDIC imposed a special assessment on SAIF-assessable deposits of 65.7 basis points per $100 of SAIF-assessable deposits in order to increase the SAIF's net worth to 1.25 percent of SAIF-insured deposits as of October 1, 1996. This special assessment was applied by the FDIC to the amount of SAIF-assessable deposits held by institutions as of March 31, 1995. Certain institutions that engaged in thrift acquisitions, including BB&T-NC, received a 20 percent discount on the assessment. As a result, the pre-tax impact of the special assessment on SNC was approximately $33 million, and was recorded as an expense as of September 30, 1996.

     The FDIC also lowered the assessment rates for SAIF-insured deposits, effective January 1, 1997, to the same levels as of the assessment rates currently applicable to BIF-insured deposits. Thus, for the semi-annual period beginning January 1, 1997, the effective rate applicable to assessments imposed on all FDIC deposits for deposit insurance ranges from 0 to 27 basis points per $100 of insured deposits, depending on the institution's capital position and other supervisory factors. However, because the recently enacted legislation requires that both SAIF-insured and BIF-insured deposits must pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation, the FDIC is assessing BIF-insured deposits an additional 1.30 basis points per $100 of deposits, and SAIF-insured deposits an additional 6.48 basis points per $100 of deposits, to cover those obligations.

                             INFORMATION ABOUT FFBC

     The following information should be read in conjunction with FFBC's 1995 Annual Report to Shareholders and Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, copies of which accompany this Proxy
Statement/Prospectus.

GENERAL

     FFBC was incorporated in Virginia in 1995 to serve as the holding company for FFSB. The shareholders of FFSB approved the plan of reorganization at their annual meeting on April 25, 1995, and the reorganization was consummated on May 28, 1995, with FFSB becoming a wholly-owned subsidiary of FFBC.

     FFBC's only direct subsidiary is FFSB. FFBC has no material assets or liabilities, except for the stock in FFSB, and FFBC currently conducts no operations except through FFSB. FFSB commenced its business operations as a federal stock savings bank on July 17, 1986. FFSB is a member of the Federal Home Loan Bank System and its deposits are insured by the SAIF of the FDIC. The OTS serves as the primary regulator for thrifts, such as FFSB.

     FFSB's primary business is the granting of residential real estate loans, commercial real estate loans, and to a lesser extent, commercial business and consumer loans, and the solicitation of deposits, which, along with loan repayments and FHLB advances, are the principal sources of funding for such loans.

FFSB'S SUBSIDIARY


     FSC, FFSB's service corporation, was formed in February 1988. FSC was initially formed to become a partner in a residential real estate development project; however, FSC no longer owns any interest in such project. Currently, FSC holds limited partnership interests in two Virginia limited partnerships which encourage investments in low income residential rental properties located in Virginia by investing in operating partnerships which own and operate low income residential rental properties in Virginia. FSC also owns an interest in Bankers Title, L.L.C., a Virginia limited liability company which conducts a title insurance agency business.

MARKET AREA

     FFSB considers the Richmond, Virginia metropolitan area to be its primary market area for deposits and real estate loans. Richmond is the third largest metropolitan area in Virginia. The area has a diversified economy and a moderate but steady population growth. It is a center for state and federal government functions, the location of the headquarters of national and international corporations and a financial center.

LENDING ACTIVITIES

     FFSB's lending activities have consisted of the origination of conventional first mortgage permanent and construction loans secured by residential and commercial properties and, to a lesser extent, the origination of commercial business and consumer loans. During 1994, FFSB began offering loans insured by the Federal Housing Administration and loans guaranteed by the Veterans Administration.

COMPETITION

     FFSB faces strong competition in attracting deposits, it principal source of funds. Its most direct competition for deposits has historically come from other thrift institutions, commercial banks and credit unions located in the areas where FFSB's offices are located. In addition, mutual funds have become increasing competition for FFSB's deposits. FFSB also must compete vigorously in making loans. FFSB's competition for real estate loans comes principally from thrift institutions, commercial banks, mortgage brokers, mortgage banking companies and other institutional lenders located throughout Virginia.

REGULATORY CAPITAL REQUIREMENTS

     Savings institutions such as FFSB are required to maintain minimum capital levels as follows: "tangible" capital equal to 1.5% of assets, "core" capital equal to 3% of assets, and "risk-based" capital equal to 8% of risk-weighted assets. As of September 30, 1996, FFSB's tangible capital was 7.85% of assets, "core" capital was 7.85% of assets, and "risk-based" capital was 11.86% of risk-weighted assets. Thus, FFSB exceeded all of its regulatory capital requirements as of September 30, 1996.

                       OWNERSHIP OF FFBC COMMON STOCK BY
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     FFBC is not aware of any person or group who beneficially owned more than 5% of the outstanding shares of FFBC Common Stock as of January 23, 1997. The following table sets forth certain information with respect to the beneficial ownership of FFBC's Common Stock as of January 23, 1997 by: (a) each director of FFBC, (b) certain executive officers of FFBC, and (c) all directors and executive officers of FFBC as a group.

                                                           NUMBER OF SHARES AND
                   NAME OF BENEFICIAL                      NATURE OF BENEFICIAL    PERCENTAGE OF COMMON
                         OWNER                               OWNERSHIP(1)(2)        STOCK OUTSTANDING
Barry D. Crawford.......................................           71,824(3)                3.10%
Charles E. Blankenship, Jr..............................           33,486                   1.45%
Gerald L. Martin........................................           31,078(4)                1.35%
H. R. Pollard, IV.......................................           26,976                   1.17%
Robert G. Watts.........................................           23,374                   1.02%
Frank E. Laughon, Jr....................................           17,808(5)                 .77%
Richard J. November.....................................           16,665                    .72%
Berkwood M. Farmer......................................           13,322                    .58%
Ralph C. Ward...........................................           12,469                    .54%
David C. Smith..........................................           11,963(6)                 .52%
Ronald M. Evins.........................................           10,628                    .46%
C. Linwood Clements.....................................           10,153                    .44%
Directors and executive officers as a group                       298,229(7)               12.56%
  (15 persons)..........................................


(1) Unless otherwise indicated, each shareholder has sole voting and sole investment power with respect to all shares beneficially owned.

(2) Includes 3,255 shares of FFBC Common Stock underlying stock options granted to each of the directors except Mr. Crawford and Mr. Martin which are exercisable within 60 days of January 23, 1997. Excludes 1,890 shares of FFBC Common Stock underlying stock options to be automatically granted to each of the directors except Mr. Crawford and Mr. Martin in connection with the Merger and to be converted into options to purchase SNC Common Stock on a basis that reflects the Exchange Ratio in accordance with the Reorganization Agreement. See "THE MERGER -- Interests of Certain Persons in the Merger."

(3) Includes 16,800 shares of FFBC Common Stock underlying stock options granted to Mr. Crawford which are exercisable within 60 days of January 23, 1997.

(4) Includes 10,500 shares of FFBC Common Stock underlying stock options granted to Mr. Martin which are exercisable within 60 days of January 23, 1997.

(5) Includes 6,804 shares of FFBC Common Stock owned by Richmond Cold Storage Company, Inc., of which Mr. Laughon is a controlling shareholder and President.

(6) Includes 6,804 shares of FFBC Common Stock owned by Baskervill & Son, P.C., of which Mr. Smith is Chairman.

(7) Includes a total of 74,450 shares of FFBC Common stock underlying stock options which are exercisable within 60 days of January 23, 1997.

                        DESCRIPTION OF SNC CAPITAL STOCK

GENERAL


     The authorized capital stock of SNC consists of 300,000,000 shares of SNC Common Stock and 5,000,000 shares of preferred stock, par value $5.00 per share
(the "SNC Preferred Stock"). As of January 23, 1997, there were      shares of
SNC Common Stock issued and outstanding. There were no shares of SNC Preferred Stock issued and outstanding as of such date, although 2,000,000 shares of SNC Preferred Stock have been designated as Junior Participating Preferred Stock (the "SNC Junior Preferred Stock") and are reserved for issuance in connection with SNC's shareholder rights plan. See " -- Shareholder Rights Plan." Based on the number of shares of FFBC Common Stock outstanding at the Record Date, if the
Closing Value is      , approximately    shares of SNC Common Stock would be
issued in the Merger.

COMMON STOCK

     Each share of SNC Common Stock is entitled to one vote on all matters submitted to a vote at any meeting of shareholders. Holders of SNC Common Stock are entitled to receive dividends when, as, and if declared by the SNC Board out of funds legally available therefor and, upon liquidation, to receive pro rata all assets, if any, of SNC available for distribution after the payment of necessary expenses and all prior claims. Holders of SNC Common Stock have no preemptive rights to subscribe for any additional securities of any class that SNC may issue, nor any conversion, redemption or sinking fund rights. Holders of SNC Common Stock have no right to cumulate votes in the election of directors. The rights and privileges of holders of SNC Common Stock are subject to any preferences provided for by resolution of the SNC Board for any series of SNC Preferred Stock that SNC may issue in the future. The terms of the SNC Junior Preferred Stock reserved for issuance in connection with SNC's shareholder rights plan provide that holders of such shares shall have rights and privileges that are substantially identical to those of holders of SNC Common Stock.

     The transfer agent and registrar for SNC Common Stock is BB&T-NC. Application has been made for the listing, subject to official notice of issuance, on the NYSE of the shares of SNC Common Stock to be issued in the Merger.

PREFERRED STOCK

     Under the SNC Articles, SNC may issue shares of SNC Preferred Stock in one or more series as may be determined by the SNC Board or a duly authorized committee. The SNC Board or committee may also establish, from time to time, the number of shares to be included in each series and may fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any series without any further vote or action by the shareholders. Any SNC Preferred Stock issued may rank senior to the SNC Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of SNC, or both. In addition, any shares of SNC Preferred Stock may have class or series voting rights. Under certain circumstances, the issuance of SNC Preferred Stock or the existence of the unissued SNC Preferred Stock may tend to discourage or render more difficult a merger or other change in control of SNC. See " -- Shareholder Rights Plan."

SHAREHOLDER RIGHTS PLAN

     SNC has adopted a shareholder rights plan pursuant to which holders of shares of SNC Common Stock also hold rights to purchase securities or other property that may be exercised upon the occurrence of certain "triggering events." Shareholder rights plans such as the SNC plan are intended to encourage potential hostile acquirors of a "target" corporation to negotiate with the board of directors of the target corporation in order to avoid occurrence of the "triggering events" specified in such plans. Shareholder rights plans are intended to give the directors of a target corporation the opportunity to assess the fairness and appropriateness of a proposed transaction in order to determine whether or not it is in the best interests of the corporation and its shareholders. Notwithstanding these purposes and intentions of shareholder rights plans, such plans, including that of SNC, could have the effect of discouraging a business combination which shareholders believe to be in their best interests. The provisions of SNC's shareholder rights plan are discussed below.

     On December 17, 1996, the SNC Board declared a dividend distribution of one right (a "Right," and collectively the "Rights") for each outstanding share of SNC Common Stock to shareholders of record at the close of business on January 17, 1997. One Right will also be distributed for each share of SNC Common Stock issued between January 17, 1997 and the occurrence of a "Distribution Date" (described in the next paragraph). Accordingly, assuming no Distribution Date occurs prior to the Effective Date, the shares of SNC Common Stock to be issued in the Merger will each have a Right attached. Each Right entitles the registered holder to purchase from SNC a unit consisting of one one-hundredth of a share (a "Unit") of SNC Junior Preferred Stock at a Purchase Price of $145.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement, dated as of December 17, 1996, between SNC and BB&T-NC in the capacity of Rights Agent (the "Rights Agreement").

     Initially, the Rights will be attached to all SNC Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. A "Distribution Date" will occur, and the Rights will separate from shares of SNC Common Stock, upon the earliest of (a) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of SNC Common Stock (the "Stock Acquisition Date"), (b) 10 business days following the commencement of a tender offer or exchange offer that would if consummated result in a person or group beneficially owning 20% or more of such outstanding shares of SNC Common Stock or (c) 10 business days after the SNC Board declares any Person to be an "Adverse Person," as described in the following paragraph.

     The SNC Board will declare a person to be an Adverse Person upon its determinations (a) that such person, alone or together with its affiliates and associates, has or will become the beneficial owner of 10% or more of the outstanding shares of SNC Common Stock (provided that any such determination shall not be effective until such person has in fact become the beneficial owner of 10% or more of the outstanding shares of SNC Common Stock) and (b) following consultation with such persons as the SNC Board deems appropriate, that (i) such beneficial ownership by such person is intended to cause, is reasonably likely to cause or will cause SNC to repurchase the SNC Common Stock beneficially owned by such person or to cause pressure on SNC to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where the SNC Board determines that the best long-term interests of SNC and its shareholders would not be served by taking such action or entering into such transactions or series of transactions at that time or (ii) such beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of SNC's ability to maintain its competitive position) on the business or prospects of SNC or (iii) such beneficial ownership otherwise is determined to be not in the best interests of SNC and its shareholders, employees, customers and communities in which SNC and its subsidiaries do business.

     However, the SNC Board may not declare a person to be an Adverse Person if, prior to the time that the person acquired 10% or more of the shares of SNC Common Stock then outstanding, such person provided to the SNC Board in writing a statement of the person's purpose and intentions in connection with the proposed acquisition of SNC Common Stock, together with any other information reasonably requested of the person by the SNC Board, and the SNC Board, based on such statement and reasonable inquiry and investigation as it deems appropriate, determines to notify and notifies such person in writing that it will not declare the person to be an Adverse Person. The SNC Board may, however, expressly condition in any manner a determination not to declare a person an Adverse Person on such conditions as the SNC Board may select, including, without limitation, such person's not acquiring more than a specified amount of stock and/or such person's not taking actions inconsistent with the purposes and intentions disclosed by such person in the statement provided to the SNC Board. In the event that the SNC Board should at any time determine, upon reasonable inquiry and investigation, that such person has not met or complied with any conditions specified by the SNC Board, the SNC Board may at any time thereafter declare the person to be an Adverse Person.

     Until the Distribution Date (a) the Rights will be evidenced by the SNC Common Stock certificates and will be transferred with and only with such SNC Common Stock certificates, (b) new SNC Common Stock certificates issued after January 17, 1997 will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any certificates for SNC Common Stock outstanding will also constitute the transfer of the Rights associated with the SNC Common Stock represented by such certificates.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 31, 2006, subject to extension by the SNC Board, or unless earlier redeemed by SNC as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of SNC Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except for certain issuances in connection with outstanding options and convertible securities and as otherwise determined by the SNC Board, only shares of SNC Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that the SNC Board determines that a person is an Adverse Person or, at any time following the Distribution Date, a person becomes the beneficial owner of 25% or more of the then-outstanding shares of SNC Common Stock, each holder of a Right will thereafter have the right to receive at the time specified in the Rights Agreement, (a) upon exercise and payment of the exercise price, SNC Common Stock (or, in certain circumstances, cash, property or other securities of SNC) having a value equal to two times the exercise price of the Right or (b) at the discretion of the SNC Board, upon exercise and without payment of the exercise price, SNC Common Stock (or, in certain circumstances, cash, property or other securities of SNC) having a value equal to the difference between the exercise price of the Right and the value of the consideration which would be payable under clause (a). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person will be null and void. Rights will not become exercisable following the occurrence of either of the events set forth above, however, until such time as the Rights are no longer redeemable by SNC as set forth below.

     For example, at an exercise price of $145.00 per Right, each Right not owned by an Acquiring Person or an Adverse Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $290.00 worth of SNC Common Stock (or other consideration, as noted above) for $145.00. Assuming that the

SNC Common Stock had a per share value of $72.50 at such time, the holder of each valid Right would be entitled to purchase four shares of SNC Common Stock for $145.00. Alternatively, at the discretion of the SNC Board, each Right following an event set forth in the preceding paragraph, without payment of the exercise price, would entitle its holder to SNC Common Stock (or other consideration, as noted above) worth $145.00.

     In the event that, at any time following the Stock Acquisition Date, (a) SNC is acquired in a merger, statutory share exchange or other business combination transaction in which SNC is not the surviving corporation or (b) 50% or more of SNC's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

     The Purchase Price payable, and the number of Units of SNC Junior Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (a) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the SNC Junior Preferred Stock, (b) if holders of the SNC Junior Preferred Stock are granted certain rights or warrants to subscribe for SNC Junior Preferred Stock or convertible securities at less than the current market price of the SNC Junior Preferred Stock, or (c) upon the distribution to holders of the SNC Junior Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the SNC Junior Preferred Stock on the last trading date prior to the date of exercise.

     In general, SNC may redeem the Rights in whole, but not in part, at a price of $0.01 per Right at any time until 10 business days following the earlier of the Stock Acquisition Date or the effective date of any declaration by the SNC Board that any person is an Adverse Person. After the redemption period has expired, SNC's right of redemption may be reinstated if an Acquiring Person or Adverse Person reduces his beneficial ownership to less than 10% of the outstanding shares of SNC Common Stock in a transaction or series of transactions not involving SNC and if there are no other Acquiring Persons or Adverse Persons. Immediately upon the action of the SNC Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of SNC, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to SNC, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for stock (or other consideration) of SNC or for common stock of the acquiring company as set forth above.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the SNC Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the SNC Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or Adverse Person) or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption may be made when the Rights are not redeemable.

     The Rights Agreement is filed as an exhibit to a Registration Statement on Form 8-A dated January 10, 1997 that has been filed by SNC with the Commission. Such registration statement and the Rights Agreement are incorporated by reference in this Joint Proxy Statement/Prospectus, and reference is made thereto for the complete terms of the Rights Agreement and the Rights. The foregoing discussion is qualified in its entirety by reference to the Rights Agreement. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

CERTAIN PROVISIONS OF THE NCBCA, SNC ARTICLES AND SNC BYLAWS

     Certain provisions of the NCBCA, the SNC Articles and the SNC Bylaws deal with matters of corporate governance and the rights of shareholders. Certain of these provisions, as well as the ability of the SNC Board to issue shares of SNC Preferred Stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may delay or prevent takeover attempts not first approved by the SNC Board. These provisions also could delay or deter the removal of incumbent directors or the assumption of control by shareholders. SNC believes that these provisions are appropriate to protect the interests of SNC and all of its shareholders. The following describes the principal provisions of the NCBCA applicable to SNC, the SNC Articles and SNC Bylaws that may be deemed to have anti-takeover effects.

  CONTROL SHARE ACT

     The Control Share Acquisition Act of the NCBCA may make an unsolicited attempt to gain control of SNC more difficult by restricting the right of certain shareholders to vote newly acquired large blocks of stock. For a description of this statute, see "COMPARISON OF SHAREHOLDERS'
RIGHTS -- Anti-takeover Statutes."

  PROVISIONS REGARDING SNC BOARD

     The provisions of the SNC Articles and the SNC Bylaws with respect to the classification of the SNC Board and the removal of directors only for cause could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of SNC. For a description of such provisions, see "COMPARISON OF SHAREHOLDERS'
RIGHTS -- Directors."

  MEETING OF SHAREHOLDERS; SHAREHOLDERS' NOMINATIONS AND PROPOSALS

     Under the SNC Bylaws, meetings of the shareholders may be called by the Chief Executive Officer or the SNC Board. Shareholders of SNC may not request that a special meeting of shareholders be called. This provision could have the effect of delaying until the next annual shareholders' meeting shareholder actions which are favored by the holders of a majority of the outstanding voting securities of SNC.

     Certain procedures governing the submission of nominations for directors and other proposals by shareholders may have some deterrent on shareholder actions designed to result in change of control in SNC. See "COMPARISON OF SHAREHOLDERS' RIGHTS -- Notice of Shareholder Nominations and Shareholder Proposals."

                       COMPARISON OF SHAREHOLDERS' RIGHTS

     At the Effective Date, holders of FFBC Common Stock will become shareholders of SNC. The following is a summary of material differences between the rights of holders of SNC Common Stock and holders of FFBC Common Stock. Since SNC is organized under the laws of North Carolina and FFBC is organized under the laws of the Commonwealth of Virginia, differences in the rights of holders of SNC Common Stock and those of holders of FFBC Common Stock arise from differing provisions of the NCBCA and the VSCA in addition to differing provisions of SNC's and FFBC's respective articles of incorporation and bylaws.

     The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of holders of SNC Common Stock and holders of FFBC Common Stock. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the NCBCA and VSCA and the governing corporate instruments of SNC and FFBC, to which the shareholders of FFBC are referred.

AUTHORIZED CAPITAL STOCK

  SNC

     SNC's authorized capital stock consists of 300,000,000 shares of SNC Common Stock and 5,000,000 shares of SNC Preferred Stock. The SNC Articles authorize the SNC Board to issue shares of SNC Preferred Stock in one or more series and to fix the designation, powers, preferences, and rights of the shares of SNC
Preferred Stock in each such series. As of the Record Date,      shares of SNC
Common Stock were outstanding. No shares of SNC Preferred Stock were issued and outstanding as of such date, although 2,000,000 shares of SNC Preferred Stock have been designated as SNC Junior Preferred Stock and are reserved for issuance in connection with SNC's shareholder rights plan. See "DESCRIPTION OF SNC CAPITAL STOCK -- Shareholder Rights Plan."

  FFBC

     FFBC's authorized capital stock consists of 4,000,000 shares of FFBC Common Stock and 1,000,000 shares of preferred stock ("FFBC Preferred Stock"). The FFBC Articles authorize the FFBC Board, to the fullest extent permitted by applicable law, to determine the preferences, limitations and relative rights of the FFBC Preferred Stock or to create one or more series of FFBC Preferred Stock and determine the preferences, limitations and relative rights of each such series. As of the Record Date, 2,299,467 shares of FFBC Common Stock and no shares of FFBC Preferred Stock were outstanding.

DIRECTORS

  SNC

     The SNC Articles and the SNC Bylaws provide for a board of directors having not less than three nor more than twenty-five members as determined from time to time by vote of a majority of the members of the SNC Board or by resolution of the shareholders of SNC. Currently, the SNC Board consists of twenty-four directors. Holders of SNC Common Stock will vote at their annual meeting, which is scheduled to be held on April 22, 1997, on a proposal to increase the maximum number of directors of SNC to thirty. In connection with the UCB Merger, SNC has agreed to cause four individuals designated by UCB to be appointed to the SNC Board. In accordance with SNC's normal retirement policy for directors who reach the age of 70, five current directors of SNC will retire from the SNC Board effective December 31, 1997.

     The SNC Board is divided into three classes, with directors serving staggered three-year terms. Under the SNC Articles and the SNC Bylaws, SNC directors may be removed only for cause and only by the vote of a majority of the outstanding shares entitled to vote in the election of directors. Holders of SNC Common Stock do not have cumulative voting rights in the election of directors.

  FFBC

     The FFBC Articles provide for a board having not less than seven nor more than fifteen members, as shall be determined from time to time by resolution of the FFBC Board. Currently, the FFBC Board consists of twelve directors.

     The FFBC Board is divided into three classes, with directors serving staggered three-year terms. Under the FFBC Articles and the FFBC Bylaws, FFBC directors may be removed only for cause and only by the vote of two thirds of the outstanding shares entitled to vote in the election of directors. Holders of FFBC Common Stock do not have cumulative voting rights in the election of directors.

DIVIDENDS AND OTHER DISTRIBUTIONS

  SNC

     The NCBCA prohibits a North Carolina corporation from making any distributions to shareholders, including the payment of cash dividends, that would render it insolvent or unable to meet its obligations as they become due in the ordinary course of business. SNC is not subject to other express regulatory restrictions on payments of dividends and other distributions. The ability of SNC to pay distributions to the holders of SNC Common Stock will depend, however, to a large extent upon the amount of dividends its bank subsidiaries, which are subject to restrictions imposed by regulatory authorities, pay to SNC. In addition, the Federal Reserve could oppose a distribution by SNC if it determined that such a distribution would harm SNC's ability to support its bank subsidiaries. There can be no assurances that dividends will be paid in the future. The declaration, payment and amount of any such future dividends would depend on business conditions, operating results, capital, reserve requirements and the consideration of other relevant factors by the SNC Board.

  FFBC

     The VSCA prohibits a Virginia corporation from making any distributions to shareholders, including the payment of cash dividends, that would render it insolvent or unable to meet its obligations as they become due in the usual course of business. FFBC is not subject to other express regulatory restrictions on payments of dividends and other distributions. The ability of FFBC to pay distributions to the holders of FFBC Common Stock will depend, however, upon the amount of dividends its savings bank subsidiary, which is subject to the restrictions imposed by regulatory authorities, pays to FFBC.

NOTICE OF SHAREHOLDER NOMINATIONS AND SHAREHOLDER PROPOSALS

  SNC

     The SNC Bylaws establish advance notice procedures for shareholder proposals and the nomination, other than by or at the direction of the SNC Board or a committee thereof, of candidates for election as directors. The SNC Bylaws provide that a shareholder wishing to nominate a person as a candidate for election to the SNC Board must submit such nomination in writing to the Secretary of SNC not later than sixty days before one year after the date of the immediately preceding Annual Meeting of Shareholders, together with biographical information about the candidate and the shareholder's name and shareholdings. Nominations not made in accordance with the foregoing provisions may be ruled out of order by the presiding officer or the chairman of the meeting.

     Similarly, a shareholder must notify the Secretary of SNC in writing not later than sixty days before one year after the date of the immediately preceding Annual Meeting of Shareholders of the shareholder's intention to make a proposal for consideration at the next Annual Meeting. The notice must contain: (a) a brief description of the proposal, (b) the name and shareholdings of the shareholder submitting the proposal and (c) any material interest of the shareholder in such proposal.

  FFBC

     The FFBC Bylaws establish advance notice procedures for shareholder proposals and the nomination, other than by or at the direction of the FFBC Board, of candidates for election as directors. The FFBC Bylaws provide that, except as described in the next sentence, a shareholder wishing to nominate a person as a candidate for election to the FFBC Board must submit such nomination in writing to FFBC not later than twenty days prior to the annual meeting of FFBC shareholders (however, if less than thirty days' notice of the date of the annual meeting is given to the shareholders, notice of the nomination by the shareholder must be received by FFBC not later than the tenth day following the day on which such notice of the date of the annual meeting was mailed), together with biographical information about the nominee, such nominee's written consent to serving as a director if nominated, and the shareholder's name and shareholdings. If the FFBC Board, acting as the nominating committee, fails to deliver nominations to the Secretary of FFBC at least twenty days prior to the annual shareholder meeting, then nominations for directors may be made at the annual shareholder meeting by any shareholder entitled to vote on the election of directors.

     Similarly, a shareholder must notify FFBC not later than twenty days prior to the annual meeting of shareholders (however, if less than thirty days' notice of the date of the annual meeting is given to the shareholders, notice of the proposal by the shareholder must be received by FFBC not later than the tenth day following the day on which such notice of the date of the annual meeting was mailed) of the shareholder's intention to make a proposal for consideration at the next annual meeting. The notice must contain a brief description of the proposal and the name and shareholdings of the shareholder submitting the proposal.

EXCULPATION AND INDEMNIFICATION

  SNC

     The NCBCA requires that a director of a North Carolina corporation discharge his duties as a director (a) in good faith, (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances and (c) in a manner he reasonably believes to be in the best interests of the corporation. The NCBCA expressly provides that a director facing a change of control situation shall not be subject to any different duties or a higher standard of care. The SNC Articles provide that, to the fullest extent permitted by applicable law, no director of SNC will have any personal liability for monetary damage for breach of a duty as a director. The SNC Bylaws require SNC to indemnify its directors and officers against liabilities arising out of such person's status as such, excluding any liability relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interests of SNC.

  FFBC

     The VSCA requires that a director of a Virginia corporation discharge his duties as a director in accordance with his good faith business judgment of the best interests of the corporation. The VSCA permits Virginia corporations to provide indemnification for directors, officers and agents and also permits Virginia corporations to eliminate personal liability for directors and officers for certain actions. Pursuant to such provisions, the FFBC Articles provide for indemnification of any individual who is or was a director, officer, employee or agent of FFBC, or any subsidiary of FFBC, including FFSB, in any proceeding in which the individual is made a party, or any threatened proceeding, as a result of his service in such capacity, except that no individual shall be indemnified against any liabilities or expenses incurred because of his willful misconduct or knowing violation of criminal law. The FFBC Articles also provide for mandatory advancement of expenses, unless a determination has been made that indemnification is not permissible, upon receipt of an undertaking of such individual to repay the advancement if it is ultimately determined that such individual is not entitled to indemnification.

     The FFBC Articles also eliminate the liability of any director or officer in any proceeding brought by FFBC or in any derivative proceeding unless the director or officer engaged in willful misconduct or a knowing violation of criminal law or any federal or state securities law.

MERGERS, SHARE EXCHANGES AND SALES OF ASSETS

  SNC

     The NCBCA generally requires that any merger, share exchange or sale of substantially all the assets of a corporation not in the ordinary course of business be approved by the affirmative vote of the majority of the issued and outstanding shares of each voting group entitled to vote. SNC is also subject to certain statutory anti-takeover provisions. See " -- Anti-takeover Statutes."

  FFBC

     The VSCA generally requires that any merger, share exchange or sale of substantially all of the assets of a corporation not in the ordinary course of business be approved by at least two-thirds of the votes entitled to be cast by each voting group entitled to vote, unless the articles of incorporation provide for a greater or lesser vote (but in no event less than a majority of votes cast by each such voting group at a meeting at which a quorum of the voting group exists). The FFBC Articles provide that a vote of the holders of two-thirds of the issued and outstanding shares of the FFBC Common Stock entitled to vote thereon shall be required for the approval of (a) any plan of merger or share exchange which is required to be approved by shareholders under the VSCA or (b) any sale, lease, exchange or otherwise disposal of all or substantially of the assets of FFBC other than in usual course of business which is required to be approved by shareholders under VSCA; provided, however, that a vote of the holders of a majority of the issued and outstanding shares of the FFBC Common Stock entitled to a vote thereon shall be required for the approval of any of the above actions if such actions have been approved by at least two-thirds of the "Continuing Directors." The FFBC Articles define "Continuing Director" to mean any member of the FFBC Board who was a member for at least one year prior to the time that the FFBC Board voted on such action.

ANTI-TAKEOVER STATUTES

  SNC

     The North Carolina Control Share Acquisition Act (the "Control Share Act") applies to SNC. The Control Share Act is designed to protect shareholders of publicly owned North Carolina corporations based within the state against certain changes in control and to provide shareholders with the opportunity to vote on whether to afford voting rights to certain shareholders.

     The Control Share Act is triggered upon the acquisition by a person of shares of voting stock of a covered corporation that, when added to all other shares beneficially owned by the person, would result in that person holding one-fifth, one-third or a majority of the voting power in the election of directors. Under the Control Share Act, the shares acquired that result in the crossing of any of these thresholds ("Control Shares") have no voting rights until such rights are conferred by the affirmative vote of the holders of a majority of all outstanding voting shares, excluding those shares held by any person involved or proposing to be involved in the acquisition of Control Shares, any officer of the corporation and any employee of such corporation who is also a director of such corporation. If voting rights are conferred on Control Shares, all shareholders of such corporation have the right to require that their shares be redeemed at the highest price paid per share by the acquiror for any Control Shares.

     In accordance with the provisions of such statute, SNC has elected not to be governed by the North Carolina Shareholder Protection Act.

  FFBC

     Virginia has enacted several statutes which impose restrictions on acquisitions of Virginia corporations. The Virginia Business Combination Statute generally provides that an "interested shareholder" (generally defined to include any shareholder owning more than 10% of the corporation's outstanding voting shares) may not engage in a business combination (as broadly defined in the statute) with the corporation for a period of three years following the date he became an interested shareholder unless the business combination or the transaction by which the interested shareholder became an interested shareholder was approved prior to such date by a majority of the corporation's directors and by holders of two-thirds of the shares other than the shares beneficially owned by the interested shareholder. Following the expiration of this three year period, any business combination with the interested shareholder must be approved by a majority of the corporation's directors, be approved by holders of two-thirds of the shares other than the shares beneficially owned by the interested shareholder or meet certain fair price and other procedural requirements. The Virginia Control Share Acquisition Statute precludes any person acquiring voting shares in a Virginia corporation in excess of specified thresholds of the voting power (i.e., 20%, 33.33% and 50%) in the corporation from voting the excess shares unless voting rights for such shares are granted by a vote of the holders of a majority of the disinterested shares after the corporation has received an acquiring person statement from such person. The FFBC Articles incorporate the provisions of the Virginia Business Combination Statute and the Virginia Control Share Acquisition Statute.

AMENDMENTS TO ARTICLES OF INCORPORATION AND BYLAWS

  SNC

     The NCBCA provides generally that a North Carolina corporation's articles of incorporation may be amended if the amendment is affirmatively approved by a majority of the votes cast within each voting group entitled to vote. The SNC Articles and SNC Bylaws also require the affirmative vote of two-thirds of the outstanding shares entitled to vote to approve an amendment to the SNC Articles or SNC Bylaws amending, altering or repealing the portions of such articles or bylaws relating to classification and staggered terms of the board, removal of directors or any requirement for a supermajority vote on such an amendment.

     The SNC Bylaws also prohibit the SNC Board from amending or repealing the corporation's bylaws to: (a) require more than a majority of the voting shares for a quorum at a regular meeting of the shareholders or more than a majority of the votes cast to constitute action by the shareholders, unless higher percentages are required by law; (b) increase or decrease the number of directors; or (c) alter or repeal any bylaws adopted or amended by the shareholders.

  FFBC

     The VSCA generally requires that any amendment to a Virginia corporation's articles of incorporation be approved by at least two-thirds of the votes entitled to be cast by each voting group entitled to vote on such amendment, unless the articles of incorporation provide for a greater or lesser vote (but in no event less than a majority of all of the votes cast by each such voting group at a meeting at which a quorum of the voting group exists). The FFBC Articles provide that a vote of the holders of two-thirds of the issued and outstanding shares of the FFBC Common Stock entitled to vote thereon shall be required for the approval of any amendment to the FFBC Articles; provided however, that a vote of the holders of a majority of the issued and outstanding shares of the FFBC Common Stock entitled to vote thereon shall be required for the approval of an amendment to the FFBC Articles if such amendment has been approved by at least two-thirds of the "Continuing Directors." The FFBC Articles define "Continuing Director" to mean any member of the FFBC Board who was a member of the FFBC Board for at least one year prior to the time that the FFBC Board voted on such amendment.

     The VSCA provides generally that a Virginia corporation's board of directors may amend or repeal the corporation's bylaws except to the extent that
(a) such power is reserved to the shareholders by the articles of incorporation or by law, (b) the shareholders in adopting or amending a particular bylaw provided expressly that the board of directors could not amend or repeal such bylaw and (c) the corporation's shareholders may amend or repeal the bylaws even though the bylaws may be amended or repealed by the board of directors. The FFBC Bylaws specifically provide that the FFBC Bylaws may be amended at any time by a two-thirds vote of the FFBC Board or by a majority vote of the votes cast by the shareholders at a meeting of the shareholders. The VSCA further provides that a bylaw fixing greater quorum or voting requirements for the board of directors may be amended or repealed (a) if originally adopted by the shareholders, only by the shareholders or (b) if originally adopted by the directors, by either the shareholders or the board of directors. A bylaw adopted or amended by the shareholders fixing a greater quorum or voting requirement for the board of directors may provide that it may be amended or repealed only by a specific vote of either shareholders or the directors. Action by the board of directors to adopt or amend a bylaw changing the quorum or voting requirement applicable to meetings of the board of directors must meet the quorum requirement and be adopted by the vote required to take action under the quorum and voting requirement then in effect.

SHAREHOLDERS' RIGHTS OF DISSENT AND APPRAISAL

  SNC

     Under the NCBCA, a shareholder of a North Carolina corporation is entitled to dissent from, and obtain payment of the "full value" of his shares in the event of, any of the following corporate transactions: (a) consummation of a plan of merger to which the corporation is a party, unless (i) the corporation is a parent merging with a subsidiary pursuant to a particular NCBCA provision for such transactions; (ii) the merger is subject to an NCBCA provision that exempts from the shareholder approval requirement certain mergers that do not result in a substantial change to the corporation or the rights of its shareholders; or (iii) the shares in question are then redeemable by the corporation at a price not greater than the cash to be received for such shares;
(b) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares; (c) consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the regular course of business, including a sale in dissolution but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds are to be distributed in cash to shareholders within one year; (d) an amendment to the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it (i) alters or abolishes a preferential right of the shares; (ii) creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of shares to vote on any matter; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash; or (vi) changes the corporation into a nonprofit corporation or cooperative organization; or (e) any corporation action take pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     A shareholder who has the right to dissent from a transaction and receive payment of the "fair value" of his shares must follow specific procedural requirements as set forth in the NCBCA in order to maintain such right and obtain such payment.

  FFBC

     Under the VSCA, a shareholder of a Virginia corporation is entitled to dissent from, and to receive payment of the "fair value" of his shares in the event of, any of the following corporation transactions: (a) consummation of a merger to which the corporation is a party, provided that either (i) shareholder approval is required for the merger pursuant to the VSCA or the corporation's articles of incorporation and the shareholder is entitled to vote or (ii) the corporation is a subsidiary being merged with its parent pursuant to a particular VSCA provision for such transactions; (b) consummation of a plan of share exchange to which the corporation is a party as the party whose shares will be acquired, provided that the shareholder is entitled to vote on the plan;
(c) consummation of the sale or exchange of all or substantially all the property of the corporation, if the shareholder is entitled to vote on the transaction or the transaction is in furtherance of a dissolution on which the shareholder is entitled to vote, and provided that the transaction is neither
(i) a transaction pursuant to court order nor (ii) a transaction for cash pursuant to a plan by which all or substantially all of the net proceeds will be distributed to shareholders within one year; or (d) any corporate action taken pursuant to a shareholder vote, to the extent that the articles of incorporation, the bylaws, or a resolution of the board of directors provides that voting and nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     With respect to corporations that have a class or series of shares either listed on a national securities exchange or the Nasdaq market (such as FFBC) or held by more than 2,000 record shareholders, dissenters' rights are not available to the holders of such shares by reason of a merger, share exchange or sale or exchange of property unless (a) the articles of incorporation of the corporation issuing such shares provided otherwise; (b) in the case of a merger or share exchange (unlike the Merger), the holders of such shares are required to accept anything other than (i) cash, (ii) shares in another corporation that are either listed on a national securities exchange or held by more than 2,000 record shareholders or (iii) a combination of cash and such shares; or (c) the transaction is with a shareholder who owns more than 10 percent of a class of shares and has not been approved by a majority of the directors unaffiliated with such shareholder.

     A shareholder who has the right to dissent from a transaction and receive payment of the "fair value" of his shares must follow specific procedural requirements as set forth in the VSCA in order to maintain such right and obtain such payment.

LIQUIDATION RIGHTS

  SNC

     In the event of the liquidation, dissolution or winding-up of the affairs of SNC, holders of outstanding shares of SNC Common Stock are entitled to share, in proportion to their respective interests, in SNC's assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of SNC.

     Because SNC is a bank holding company, its rights, the rights of its creditors and of its shareholders, including the holders of the shares of any SNC Preferred Stock that may be issued, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization may be subject to the prior claims of the subsidiary's creditors except to the extent that SNC may itself be a creditor with recognized claims against the subsidiary and any interests in the liquidation accounts established by savings associations or savings banks acquired by SNC for the benefit of eligible account holders in connection with conversion of such savings associations to stock form.

  FFBC

     The rights of holders of FFBC Common Stock upon liquidation are virtually identical to those of SNC.

                                 LEGAL MATTERS

     The validity of SNC Common Stock to be issued in connection with the Merger and, as a condition to the Merger, certain of the tax consequences of the Merger will be passed upon at the Effective Date by Womble Carlyle Sandridge & Rice, PLLC, Charlotte, North Carolina, as counsel to SNC. As of the date of this Proxy Statement/Prospectus, certain members of Womble Carlyle Sandridge & Rice, PLLC owned an aggregate of 21,888 shares of SNC Common Stock.

                                    EXPERTS

     The consolidated financial statements and schedules of SNC included in SNC's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and incorporated by reference in this Proxy Statement/Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

     The consolidated financial statements of FFBC incorporated in this Proxy Statement/Prospectus by reference to FFBC's Annual Report on Form 10-K for the year ended December 31, 1995 have been so incorporated in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to a change in accounting for certain investments in debt and equity securities.

                             SHAREHOLDER PROPOSALS

     In order to be considered for inclusion in the proxy statement and form of proxy to be used in connection with FFBC's scheduled 1997 annual meeting of shareholders, which shall not be held if the Merger is consummated, shareholder proposals must have been received by the secretary of FFBC no later than November 24, 1996; no shareholder proposals were received by such date. In the event the Reorganization Agreement is terminated or the Merger is not otherwise consummated, FFBC will promptly reschedule its 1997 annual meeting of shareholders and, in a timely manner, inform its shareholders of the date on which such annual meeting will be held and the date by which proposals of shareholders must be received for inclusion in FFBC's proxy statement and form of proxy relating to such annual meeting.

                   PRO FORMA CONDENSED FINANCIAL INFORMATION

     The following unaudited Pro Forma Condensed Financial Information and explanatory notes are presented to show the impact of the Merger and the UCB Merger on SNC's historical financial position and results of operations. The Pro Forma Condensed Financial Information reflects the Merger under the purchase method of accounting and the UCB Merger under the pooling-of-interests method of accounting. See "THE MERGER -- Accounting Treatment." The Pro Forma Condensed Balance Sheet assumes that the Merger and the UCB Merger were consummated on September 30, 1996, and the Pro Forma Condensed Income Statements assume that the Merger and the UCB Merger were consummated at the beginning of each period presented.

     SNC acquired three insurance agencies in the fourth quarter of 1996 which were accounted for under the purchase method of accounting. SNC issued 610,390 shares of SNC Common Stock to effect the acquisitions and recorded intangible assets of $16.9 million. These amounts are not reflected in the Pro Forma Condensed Balance Sheet contained herein. The intangible assets recorded would result in amortization expense of $845,000 and $1.1 million for the nine months ended September 30, 1996, and the year ended December 31, 1995, respectively. These amounts are not reflected in the Pro Forma Condensed Income Statements contained herein.

     The pro forma earnings are not necessarily indicative of the results of operations had the Merger and UCB Merger occurred at the beginning of the periods presented, nor are they necessarily indicative of the results of future operations.

                       PRO FORMA CONDENSED BALANCE SHEET

                               SEPTEMBER 30, 1996

                                  (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        SNC AND
                                                                PRO FORMA              FFBC PRO
                                                               ADJUSTMENTS               FORMA                    PRO FORMA
                                     SNC         FFBC      DEBIT        CREDIT         COMBINED        UCB       ADJUSTMENTS
ASSETS
Cash and due from banks........  $   656,632   $  3,675                               $   660,307   $  184,770
Interest-bearing deposits with
  banks........................          429         --                                       429           --
Federal funds sold and
  securities purchased under
  resale agreements or similar
  arrangements.................        7,433         --                                     7,433      100,922
Securities available for
  sale.........................    5,489,878     38,493                                 5,528,371      840,061
Securities held to maturity....      126,848      4,492                                   131,340       48,446
Loans held for sale............      178,582      2,184                                   180,766           --
Loans and leases, net of
  unearned income..............  13,932,414..   272,496                                14,204,910    3,068,910
  Allowances for loan and lease
    losses.....................     (184,203)    (3,193)                                 (187,396)     (45,837)
    Loans and leases, net......   13,748,211    269,303                                14,017,514    3,023,073
Premises and equipment, net....      314,406      4,575                                   318,981       55,984
Other assets...................      574,138      6,511   $32,243(1)                      612,892      113,068     $(4,549)(2)
    Total Assets...............  $21,096,557   $329,233   $32,243                     $21,458,033   $4,366,324     $(4,549)
LIABILITIES AND SHAREHOLDERS'
  EQUITY
Noninterest-bearing demand
  deposits.....................  $ 2,039,356   $ 13,527                               $ 2,052,883   $  616,201
Savings and interest
  checking.....................    1,380,011     21,021                                 1,401,032      629,244
Money rate savings.............    3,204,789     51,958                                 3,256,747      790,881
Other time deposits............    8,394,256    163,799                                 8,558,055    1,899,324
    Total deposits.............   15,018,412    250,305                                15,268,717    3,935,650
Short-term borrowed funds......    2,095,282     17,809                $ 57,415(3)      2,170,506       39,437
Long-term debt.................    2,050,211     29,510                                 2,079,721        2,815
Accounts payable and other
  liabilities..................      275,846      3,862                   1,500(4)        281,208       47,108     $35,847(5)(6)
    Total liabilities..........   19,439,751    301,486                  58,915        19,800,152    4,025,010      35,847
SHAREHOLDERS EQUITY:
Preferred stock, $5 par value,
  5,000,000 shares authorized,
  none issued and outstanding
  at September 30, 1996........           --         --                                        --           --
Common stock, $5 par value,
  300,000,000 shares
  authorized, 109,112,010
  issued and outstanding at
  September 30, 1996;
  109,112,010 shares and
  136,652,937 shares issued and
  outstanding for SNC and FFBC
  pro forma combined and SNC,
  UCB and FFBC pro forma
  combined, respectively.......      545,560      2,298    10,500(3)(7)    8,202(1)(7)     545,560      97,061      40,644(8)
Paid-in capital................      137,974      9,679    58,892(3)(7)   50,288 1)(4)(7)     139,049     50,787   (40,644)(8)
Retained earnings..............      987,979     15,995    15,995(2)                      987,979      195,989     (40,396)(2)(5)(6)
Loan to employee stock
  ownership plan and unvested
  restricted
  stock........................       (2,971)        --                                    (2,971)          --
Net unrealized (depreciation)
  appreciation on securities
  available for sale...........      (11,736)      (225)                    225(7)        (11,736)      (2,523)
    Total shareholders'
      equity...................    1,656,806     27,747    85,387        58,715         1,657,881      341,314     (40,396)
    Total liabilities and
      shareholders' equity.....  $21,096,557   $329,233   $85,387      $117,630       $21,458,033   $4,366,324     $(4,549)

                                  SNC, UCB
                                  AND FFBC
                                  PRO FORMA
                                  COMBINED
ASSETS
Cash and due from banks........  $   845,077
Interest-bearing deposits with
  banks........................          429
Federal funds sold and
  securities purchased under
  resale agreements or similar
  arrangements.................      108,355
Securities available for
  sale.........................    6,368,432
Securities held to maturity....      179,786
Loans held for sale............      180,766
Loans and leases, net of
  unearned income..............   17,273,820
  Allowances for loan and lease
    losses.....................     (233,233)
    Loans and leases, net......   17,040,587
Premises and equipment, net....      374,965
Other assets...................      721,411
    Total Assets...............  $25,819,808
LIABILITIES AND SHAREHOLDERS'
  EQUITY
Noninterest-bearing demand
  deposits.....................  $ 2,669,084
Savings and interest
  checking.....................    2,030,276
Money rate savings.............    4,047,628
Other time deposits............   10,457,379
    Total deposits.............   19,204,367
Short-term borrowed funds......    2,209,943
Long-term debt.................    2,082,536
Accounts payable and other
  liabilities..................      364,163
    Total liabilities..........   23,861,009
SHAREHOLDERS EQUITY:
Preferred stock, $5 par value,
  5,000,000 shares authorized,
  none issued and outstanding
  at September 30, 1996........           --
Common stock, $5 par value,
  300,000,000 shares
  authorized, 109,112,010
  issued and outstanding at
  September 30, 1996;
  109,112,010 shares and
  136,652,937 shares issued and
  outstanding for SNC and FFBC
  pro forma combined and SNC,
  UCB and FFBC pro forma
  combined, respectively.......      683,265
Paid-in capital................      149,192
Retained earnings..............    1,143,572
Loan to employee stock
  ownership plan and unvested
  restricted
  stock........................       (2,971)
Net unrealized (depreciation)
  appreciation on securities
  available for sale...........      (14,259)
    Total shareholders'
      equity...................    1,958,799
    Total liabilities and
      shareholders' equity.....  $25,819,808

            See Notes to Pro Forma Condensed Financial Information.

                      PRO FORMA CONDENSED INCOME STATEMENT

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996

                                  (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                  SNC AND
                                                                                                  FFBC PRO
                                                                                   PRO FORMA       FORMA
                                                            SNC         FFBC      ADJUSTMENTS     COMBINED      UCB(9)
INTEREST INCOME
Interest and fees on loans and leases.................   $  957,961    $17,539                   $  975,500    $201,256
Interest and dividends on securities..................      236,117      1,214                      237,331      38,469
Interest on short-term investments....................          584        993                        1,577       2,661
    Total interest income.............................    1,194,662     19,746                    1,214,408     242,386
INTEREST EXPENSE
Interest on deposits..................................      421,847      8,795                      430,642     108,711
Interest on short-term borrowed funds.................       81,602        737                       82,339       1,420
Interest on long-term debt............................       76,678      1,208                        7,886         127
    Total interest expense............................      580,127     10,740                      590,867     110,258
NET INTEREST INCOME...................................      614,535      9,006                      623,541     132,128
Provision for loan and lease losses...................       38,161        385                       38,546       6,000
NET INTEREST INCOME AFTER PROVISIONS FOR LOAN AND
  LEASE LOSSES........................................      576,374      8,621                      584,995     126,128
NONINTEREST INCOME
Service charge on deposit accounts....................       79,358        180                       79,538      18,645
Mortgage banking activities...........................       24,834         --                       24,834       4,101
Trust income..........................................       16,803         --                       16,803       4,339
Agency and other insurance commissions................       24,432         --                       24,432       4,415
Other nondeposit fees and commissions.................       50,894         --                       50,894       6,781
Securities gains (losses), net........................          543         26                          569        (133)
Other noninterest income..............................       20,131        432                       20,563         319
    Total noninterest income..........................      216,995        638                      217,633      38,467
NONINTEREST EXPENSES
Personnel expense.....................................      225,297      3,114                      228,411      64,245
Occupancy and equipment expense.......................       76,965      1,006                       77,971      12,863
Federal deposit insurance expense.....................       42,820      1,901                       44,721       1,173
Other noninterest expense.............................      145,767      1,025      $ 1,613(10)     148,405      31,879
    Total noninterest expense.........................      490,849      7,046        1,613         499,508     110,160
EARNINGS
Income before income taxes............................      302,520      2,213       (1,613)        303,120      54,435
Income tax expense....................................       98,536        809           --          99,345      19,206
Net Income............................................      203,984      1,404       (1,613)        203,775      35,229
  Preferred dividend requirements.....................          610         --           --             610          --
  Income applicable to common shares..................   $  203,374    $ 1,404      $(1,613)     $  203,165    $ 35,229
PER COMMON SHARE
Net income
  Primary.............................................        $1.85       $.61                        $1.82       $1.46
  Fully diluted.......................................        $1.83       $.61                        $1.80       $1.46
AVERAGE SHARES OUTSTANDING
  Primary.............................................   110,071,975   2,286,773                 111,704,045   24,191,324
  Fully diluted.......................................   111,722,834   2,286,773                 113,354,904   24,191,324

                                                         SNC, FFBC
                                                        AND UCB PRO
                                                           FORMA
                                                        COMBINED(9)
INTEREST INCOME
Interest and fees on loans and leases.................  $1,176,756
Interest and dividends on securities..................     275,800
Interest on short-term investments....................       4,238
    Total interest income.............................   1,456,794
INTEREST EXPENSE
Interest on deposits..................................     539,353
Interest on short-term borrowed funds.................      83,759
Interest on long-term debt............................      78,013
    Total interest expense............................     701,125
NET INTEREST INCOME...................................     755,669
Provision for loan and lease losses...................      44,546
NET INTEREST INCOME AFTER PROVISIONS FOR LOAN AND
  LEASE LOSSES........................................     711,123
NONINTEREST INCOME
Service charge on deposit accounts....................      98,183
Mortgage banking activities...........................      28,935
Trust income..........................................      21,142
Agency and other insurance commissions................      28,847
Other nondeposit fees and commissions.................      57,675
Securities gains (losses), net........................         436
Other noninterest income..............................      20,882
    Total noninterest income..........................     256,100
NONINTEREST EXPENSES
Personnel expense.....................................     292,656
Occupancy and equipment expense.......................      90,834
Federal deposit insurance expense.....................      45,894
Other noninterest expense.............................     180,284
    Total noninterest expense.........................     609,668
EARNINGS
Income before income taxes............................     357,555
Income tax expense....................................     118,551
Net Income............................................     239,004
  Preferred dividend requirements.....................         610
  Income applicable to common shares..................   $ 238,394
PER COMMON SHARE
Net income
  Primary.............................................       $1.71
  Fully diluted.......................................       $1.70
AVERAGE SHARES OUTSTANDING
  Primary.............................................  139,161,198
  Fully diluted.......................................  140,812,057

            See Notes to Pro Forma Condensed Financial Information.

                      PRO FORMA CONDENSED INCOME STATEMENT

                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995

                                  (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                  SNC AND
                                                                                                  FFBC PRO
                                                                                   PRO FORMA       FORMA
                                                            SNC         FFBC      ADJUSTMENTS     COMBINED      UCB(9)
INTEREST INCOME
Interest and fees on loans and leases.................   $1,261,658    $22,731                   $1,284,389    $255,251
Interest and dividends on securities..................      312,423      1,493                      313,916      42,086
Interest on short-term investments....................        2,531      1,203                        3,734       6,754
    Total interest income.............................    1,576,612     25,427                    1,602,039     304,091
INTEREST EXPENSE
Interest on deposits..................................      564,464     11,185                      575,649     132,620
Interest on short-term borrowed funds.................      178,879      1,251                      180,130       2,653
Interest on long-term debt............................       70,599      1,537                       72,136         170
    Total interest expense............................      813,942     13,973                      827,915     135,443
NET INTEREST INCOME...................................      762,670     11,454                      774,124     168,648
Provision for loan and lease losses...................       34,632        431                       35,063       7,292
NET INTEREST INCOME AFTER PROVISIONS FOR LOAN AND
  LEASE LOSSES........................................      728,038     11,023                      739,061     161,356
NONINTEREST INCOME
Service charge on deposit accounts....................       89,621        201                       89,822      24,043
Mortgage banking activities...........................       26,408         --                       26,408       4,810
Trust income..........................................       18,629         --                       18,629       5,243
Agency and other insurance commissions................       26,437         --                       26,437       5,252
Other nondeposit fees and commissions.................       54,635         --                       54,635       7,225
Securities (losses) gains, net........................      (18,600)       (42)                     (18,642)         11
Other noninterest income..............................       33,864        582                       34,446         477
    Total noninterest income..........................      230,994        741                      231,735      47,061
NONINTEREST EXPENSES
Personnel expense.....................................      346,308      4,016                      350,324      78,390
Occupancy and equipment expense.......................      107,877      1,314                      109,191      17,410
Federal deposit insurance expense.....................       22,995        501                       23,496       3,864
Other noninterest expense.............................      204,048      1,189      $ 2,150(10)     207,387      37,633
    Total noninterest expense.........................      681,228      7,020        2,150         690,398     137,297
EARNINGS
Income before income taxes............................      277,804      4,744       (2,150)        280,398      71,120
Income tax expense....................................       91,643      1,713           --          93,176      25,073
Net Income............................................      186,341      3,031       (2,150)        187,222      46,047
  Preferred dividend requirements.....................        5,079         --           --           5,079          --
  Income applicable to common shares..................   $  181,262    $ 3,031      $(2,150)     $  182,143    $ 46,047
PER COMMON SHARE
Net income
  Primary.............................................        $1.65      $1.34                        $1.64       $1.91
  Fully diluted.......................................        $1.62      $1.34                        $1.61       $1.91
AVERAGE SHARES OUTSTANDING
  Primary.............................................   109,776,710   2,261,310                 111,390,607   24,099,190
  Fully diluted.......................................   114,801,843   2,261,310                 116,415,740   24,099,190

                                                         SNC, FFBC
                                                        AND UCB PRO
                                                           FORMA
                                                        COMBINED(9)
INTEREST INCOME
Interest and fees on loans and leases.................  $1,539,640
Interest and dividends on securities..................     356,002
Interest on short-term investments....................      10,488
    Total interest income.............................   1,906,130
INTEREST EXPENSE
Interest on deposits..................................     708,269
Interest on short-term borrowed funds.................     182,783
Interest on long-term debt............................      72,306
    Total interest expense............................     963,358
NET INTEREST INCOME...................................     942,772
Provision for loan and lease losses...................      42,355
NET INTEREST INCOME AFTER PROVISIONS FOR LOAN AND
  LEASE LOSSES........................................     900,417
NONINTEREST INCOME
Service charge on deposit accounts....................     113,865
Mortgage banking activities...........................      31,218
Trust income..........................................      23,872
Agency and other insurance commissions................      31,689
Other nondeposit fees and commissions.................      61,860
Securities (losses) gains, net........................     (18,631 )
Other noninterest income..............................      34,923
    Total noninterest income..........................     278,796
NONINTEREST EXPENSES
Personnel expense.....................................     428,714
Occupancy and equipment expense.......................     126,601
Federal deposit insurance expense.....................      27,360
Other noninterest expense.............................     245,020
    Total noninterest expense.........................     827,695
EARNINGS
Income before income taxes............................     351,518
Income tax expense....................................     118,249
Net Income............................................     233,269
  Preferred dividend requirements.....................       5,079
  Income applicable to common shares..................   $ 228,190
PER COMMON SHARE
Net income
  Primary.............................................       $1.64
  Fully diluted.......................................       $1.62
AVERAGE SHARES OUTSTANDING
  Primary.............................................  138,743,188
  Fully diluted.......................................  143,768,321

            See Notes to Pro Forma Condensed Financial Information.

               NOTES TO PRO FORMA CONDENSED FINANCIAL INFORMATION

      (1) Goodwill of $32,243,292 was recorded herein to represent the excess of the purchase price of $60,053,641 (calculated as set forth below) plus estimated capitalized costs of the Merger of $1,200,000 less the aggregate exercise price of options to purchase FFBC Common Stock of $1,263,349 over the fair market value of the net assets acquired of $27,747,000. There are no material fair market value adjustments to FFBC's assets or liabilities. The purchase price, goodwill and pro forma capital were determined as follows, using the minimum Exchange Ratio of .7137 shares of SNC Common Stock for each share of FFBC Common Stock:

          CALCULATION OF PURCHASE PRICE AND GOODWILL
          Shares of FFBC Common Stock outstanding..............................................................     2,298,467
          Options to purchase FFBC Common Stock outstanding....................................................       105,650
          Total FFBC shares and options outstanding............................................................     2,404,117
          Minimum Exchange Ratio...............................................................................         .7137
          Shares of SNC Common Stock and options to purchase SNC Common Stock outstanding......................     1,715,818
          Fair market value per share..........................................................................   $     35.00
                                                                                                                   60,053,641
          Plus: Estimated capitalized Merger costs.............................................................     1,200,000
          Less: Aggregate exercise price of FFBC options.......................................................    (1,263,349)
          Purchase price of Merger.............................................................................   $59,990,292
          Fair market value of net assets acquired.............................................................   $27,747,000
          Goodwill.............................................................................................   $32,243,292
          CALCULATION OF PRO FORMA CAPITAL
          Purchase price of Merger.............................................................................   $59,990,292
          Less: estimated capitalized Merger costs.............................................................     1,200,000
          Less: estimated stock issuance costs.................................................................       300,000
          Pro forma capital....................................................................................   $58,490,292

      (2) During May 1995, SNC and UCB entered into a transaction wherein UCB acquired 12 North Carolina branch offices which were required to be divested by SNC. In the acquisition, UCB assumed $178.7 million in deposits and purchased $26.8 million in loans from SNC. Two of the branch banking offices acquired by UCB in the transaction with aggregate deposits and loans of $32.7 million and $4.9 million, respectively, were sold to third party banks during the fourth quarter of 1995. UCB recorded a premium of $10.1 million for the assumed deposit base of the branches retained. SNC recorded a total gain on divestiture of $12.3 million. This adjustment eliminates the unamortized deposit intangible and the intercompany portion of the gain in the Pro Forma Condensed Balance Sheet. The Pro Forma Condensed Income Statements do not reflect these adjustments, nor do they reflect the impact of UCB's reduced amortization expense, which totaled $1.4 million and $1.2 million for the nine months ended September 30, 1996 and the year ended December 31, 1995, respectively.

      (3) To reflect SNC's intended repurchase of 1,640,416 shares of SNC Common Stock in connection with the Merger at a fair value of $35.00 per share. The cost of funding the repurchase and the related per share and weighted average share impact are not reflected in the Pro Forma Condensed Income Statements.

      (4) To record the payable of $300,000 for estimated stock issuance costs and $1,200,000 for estimated capitalized Merger costs.

      (5) Certain material, nonrecurring adjustments of approximately $50 million will be recorded in conjunction with the UCB Merger. These adjustments include amounts to effect the settlement of obligations under existing employment contracts, severance pay for involuntary terminations, early retirement and related employee benefits; amounts associated with branch closings and divestitures and the consolidation of bank operations and systems. It is estimated that $5 million of the expenses will be directly related to effecting the UCB Merger and therefore are not deductible for income tax purposes. The impact of these adjustments has been reflected in the Pro Forma Condensed Balance Sheet as of September 30, 1996.

      (6) UCB elected to amortize the accumulated postretirement obligation related to the adoption of SFAS No. 106 over a period of 20 years as a component of the postretirement benefit cost. SNC elected to reflect the adoption of SFAS No. 106 through the recording of a cumulative charge for this change in accounting principle. The Pro Forma Condensed Balance Sheet reflects an adjustment to conform UCB's transition method to the method elected by SNC. The accompanying Pro Forma Condensed Income Statements do not reflect adjustments for amounts previously recorded by UCB as amortization of the unrecorded transition obligation, which amounted to $296,000 for the nine months ended September 30, 1996 and $394,000 for the year ended December 31, 1995.

      (7) To eliminate shareholders' equity of FFBC of $27,747,000 and to record the issuance of 1,640,416 shares of SNC Common Stock at $35.00 per share (see Note (1) above) and the issuance of options to purchase 75,402 shares of SNC Common Stock which have a weighted average value of $18.25 per option.

      (8) Based on an exchange ratio of 1.135 shares of SNC Common Stock for each share of UCB Common Stock in the UCB Merger. At September 30, 1996, there were 24,265,134 shares of UCB Common Stock outstanding.

      (9) No pro forma adjustments relating to the UCB Merger are reflected in the Pro Forma Condensed Income Statements.

     (10) To record amortization of the excess of the purchase price over the estimated fair market value of the net assets acquired from FFBC over a 15-year period using the straight-line method.

                                                                      APPENDIX I

                              AMENDED AND RESTATED
                      AGREEMENT AND PLAN OF REORGANIZATION
                   FIDELITY FINANCIAL BANKSHARES CORPORATION
                                      AND
                         SOUTHERN NATIONAL CORPORATION

ARTICLE I
  DEFINITIONS...........................................................................................................     I-1

ARTICLE II
  THE MERGER............................................................................................................     I-3
     2.1   MERGER.......................................................................................................     I-3
     2.2   FILING; PLAN OF MERGER.......................................................................................     I-3
     2.3.   EFFECTIVE TIME..............................................................................................     I-3
     2.4   CLOSING......................................................................................................     I-3
     2.5   EFFECT OF MERGER.............................................................................................     I-3
     2.6   FURTHER ASSURANCES...........................................................................................     I-4
     2.7   MERGER CONSIDERATION.........................................................................................     I-4
     2.8   CONVERSION OF SHARES; PAYMENT OF MERGER CONSIDERATION........................................................     I-4
     2.9   DISSENTING SHARES............................................................................................     I-5
     2.10  CONVERSION OF STOCK OPTIONS..................................................................................     I-5
     2.11  MERGER OF SUBSIDIARY.........................................................................................     I-5

ARTICLE III
  REPRESENTATIONS AND WARRANTIES OF FIDELITY............................................................................     I-6
     3.1   CAPITAL STRUCTURE............................................................................................     I-6
     3.2   ORGANIZATION, STANDING AND AUTHORITY.........................................................................     I-6
     3.3   OWNERSHIP OF SUBSIDIARY......................................................................................     I-6
     3.4   ORGANIZATION, STANDING AND AUTHORITY OF THE SUBSIDIARY.......................................................     I-6
     3.5   AUTHORIZED AND EFFECTIVE AGREEMENT...........................................................................     I-6
     3.6   SECURITIES AND OTS FILINGS...................................................................................     I-7
     3.7   FINANCIAL STATEMENTS; MINUTE BOOKS...........................................................................     I-7
     3.8   MATERIAL ADVERSE CHANGE......................................................................................     I-7
     3.9   ABSENCE OF UNDISCLOSED LIABILITIES...........................................................................     I-7
     3.10  PROPERTIES...................................................................................................     I-7
     3.11  ENVIRONMENTAL MATTERS........................................................................................     I-8
     3.12  ALLOWANCE FOR LOAN LOSSES....................................................................................     I-8
     3.13  TAX MATTERS..................................................................................................     I-8
     3.14  EMPLOYEES; COMPENSATION; BENEFIT PLANS.......................................................................     I-8
     3.15  CERTAIN CONTRACTS............................................................................................    I-10
     3.16  LEGAL PROCEEDINGS; REGULATORY APPROVALS......................................................................    I-11
     3.17  COMPLIANCE WITH LAWS.........................................................................................    I-11
     3.18  BROKERS AND FINDERS..........................................................................................    I-11
     3.19  INSURANCE....................................................................................................    I-11
     3.20  LOANS........................................................................................................    I-11
     3.23  RELATED PARTY TRANSACTIONS...................................................................................    I-12
     3.24  VOTE REQUIRED................................................................................................    I-12
     3.25  CERTAIN INFORMATION..........................................................................................    I-12
     3.26  REORGANIZATION...............................................................................................    I-12

ARTICLE IV
  REPRESENTATIONS AND WARRANTIES OF SNC.................................................................................    I-13
     4.1   CAPITAL STRUCTURE OF SNC.....................................................................................    I-13
     4.2   ORGANIZATION, STANDING AND AUTHORITY OF SNC..................................................................    I-13
     4.3   AUTHORIZED AND EFFECTIVE AGREEMENT...........................................................................    I-13
     4.4   ORGANIZATION, STANDING AND AUTHORITY OF SNC SUBSIDIARIES.....................................................    I-13
     4.5   SECURITIES DOCUMENTS.........................................................................................    I-13
     4.6   FINANCIAL STATEMENTS.........................................................................................    I-14
     4.7   MATERIAL ADVERSE CHANGE......................................................................................    I-14
     4.8   LEGAL PROCEEDINGS; REGULATORY APPROVALS......................................................................    I-14
     4.9   ABSENCE OF UNDISCLOSED LIABILITIES...........................................................................    I-14
     4.10  ALLOWANCE FOR LOAN LOSSES....................................................................................    I-14
     4.11  TAX MATTERS..................................................................................................    I-14
     4.12  COMPLIANCE WITH LAWS.........................................................................................    I-14
     4.13  CERTAIN INFORMATION..........................................................................................    I-15
     4.14  REORGANIZATION...............................................................................................    I-15

ARTICLE V

  COVENANTS.............................................................................................................    I-15
     5.1   SHAREHOLDERS' MEETING........................................................................................    I-15
     5.2   REGISTRATION STATEMENT; PROXY STATEMENT......................................................................    I-15
     5.3   PLAN OF MERGER; RESERVATION OF SHARES........................................................................    I-16
     5.4   ADDITIONAL ACTS..............................................................................................    I-16
     5.5   BEST EFFORTS.................................................................................................    I-16
     5.6   CERTAIN ACCOUNTING MATTERS...................................................................................    I-16
     5.7   ACCESS TO INFORMATION........................................................................................    I-16
     5.8   PRESS RELEASES...............................................................................................    I-17
     5.9   FORBEARANCES OF FIDELITY.....................................................................................    I-17
     5.10  EMPLOYMENT AGREEMENTS........................................................................................    I-18
     5.11  AFFILIATES...................................................................................................    I-18
     5.12  EMPLOYEE BENEFIT PLANS.......................................................................................    I-18
     5.13  FIDELITY BOARD OF DIRECTORS..................................................................................    I-19
     5.14  DIRECTORS AND OFFICERS PROTECTION............................................................................    I-19
     5.15  FORBEARANCES OF SNC..........................................................................................    I-19


ARTICLE VI
  CONDITIONS PRECEDENT..................................................................................................    I-20
     6.1   CONDITIONS PRECEDENT -- SNC AND FIDELITY.....................................................................    I-20
     6.2   CONDITIONS PRECEDENT -- FIDELITY.............................................................................    I-20
     6.3   CONDITIONS PRECEDENT -- SNC..................................................................................    I-21

ARTICLE VII
  TERMINATION, WAIVER AND AMENDMENT.....................................................................................    I-21
     7.1   TERMINATION..................................................................................................    I-21
     7.2   EFFECT OF TERMINATION........................................................................................    I-22
     7.3   SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS........................................................    I-22
     7.4   WAIVER.......................................................................................................    I-22
     7.5   AMENDMENT OR SUPPLEMENT......................................................................................    I-22

ARTICLE VIII

  MISCELLANEOUS.........................................................................................................    I-23
     8.1   EXPENSES.....................................................................................................    I-23
     8.2   ENTIRE AGREEMENT.............................................................................................    I-23
     8.3   NO ASSIGNMENT................................................................................................    I-23
     8.4   NOTICES......................................................................................................    I-23
     8.5   CAPTIONS.....................................................................................................    I-24
     8.6   COUNTERPARTS.................................................................................................    I-24
     8.7   GOVERNING LAW................................................................................................    I-24
     8.8   PREDECESSOR AGREEMENT........................................................................................    I-24


                              AMENDED AND RESTATED
                      AGREEMENT AND PLAN OF REORGANIZATION

     THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATION ("Reorganization Agreement" or "Agreement"), dated as of December 17, 1996, between FIDELITY FINANCIAL BANKSHARES CORPORATION ("Fidelity"), a Virginia corporation having its principal office at Richmond, Virginia, and SOUTHERN NATIONAL CORPORATION ("SNC"), a North Carolina corporation having its principal office at Winston-Salem, North Carolina;

                                   RECITALS:

     The parties desire that Fidelity shall be merged with and into BB&T Financial Corporation of Virginia ("BB&T Financial-Virginia") (said transaction being hereinafter referred to as the "Merger") pursuant to a plan of merger (the "Plan of Merger") substantially in the form set forth in Articles of Merger attached as Annex A hereto ("Articles of Merger"), and the parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated hereby.

     NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

     "Bank Holding Company Act" shall mean the Bank Holding Company Act of 1956, as amended.

     "Business Day" shall mean all days other than Saturdays, Sundays and Federal Reserve holidays.

     "Closing Date" shall mean the date specified pursuant to Section 2.4 as the date on which the parties hereto shall close the transactions contemplated herein.

     "Code" shall mean the Internal Revenue Code of 1986, as amended.

     "Commission" shall mean the Securities and Exchange Commission.

     "CRA" shall mean the Community Reinvestment Act of 1977, as amended.

     "Effective Time" shall mean the time specified in Section 2.3 as the Effective Time of the Merger.

     "Environmental Claim" means any written notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern.

     "Environmental Laws" means all applicable federal, state and local laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, that relate to pollution or protection of human health or the environment.

     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

     "FDIA" shall mean the Federal Deposit Insurance Act, as amended.

     "FDIC" shall mean the Federal Deposit Insurance Corporation.

     "Federal Reserve Board" shall mean the Board of Governors of the Federal Reserve System.

     "Financial Statements" shall mean (a) with respect to SNC, (i) the consolidated balance sheet (including related notes and schedules, if any) of SNC as of December 31, 1995, and the related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) for the year ended December 31, 1995, as filed by SNC in Securities Documents and (ii) the consolidated balance sheets of SNC (including related notes and schedules, if any) and related statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) included in Securities Documents filed by SNC with respect to periods ended subsequent to December 31, 1995, and (b) with respect to

Fidelity, (i) the consolidated balance sheets (including related notes and schedules, if any) of Fidelity as of December 31, 1995, 1994, and 1993, and the related consolidated statements of income, changes in shareholders' equity and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 1995, 1994, and 1993 as filed by Fidelity either in OTS filings or, beginning in 1995, in Securities Documents and (ii) the consolidated balance sheets of Fidelity (including related notes and schedules, if any) and related statements of income, changes in shareholders' equity and cash flows (including related notes and schedules, if any) included in Securities Documents filed by Fidelity with respect to periods ended subsequent to December 31, 1995.

     "FIRREA" shall mean the Financial Institutions Reform, Recovery and Enforcement Act of 1989.

     "Material Adverse Effect" shall mean a material adverse effect on the financial condition, results of operations, business or prospects of Fidelity or of the Subsidiary or of SNC, as the case may be.

     "Materials of Environmental Concern" means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other materials regulated under Environmental Laws.

     "Option Agreement" shall mean the Option Agreement dated as of even date herewith between Fidelity and SNC, which shall be executed immediately following execution of this Reorganization Agreement.

     "OTS" shall mean the Office of Thrift Supervision.

     "Previously Disclosed" shall mean disclosed in (i) a Securities Document delivered by one party to the other or (ii) a letter from one party to the other party, in either case delivered not later than twenty days after the execution of this Agreement (and, in the case of (ii), dated as of the date of this Agreement).

     "Proxy Statement/Prospectus" shall mean the proxy statement and prospectus, together with any supplements thereto, sent to shareholders of Fidelity to solicit their votes in connection with this Agreement and the Plan of Merger.

     "Registration Statement" shall mean the registration statement with respect to the SNC Common Stock to be issued in the Merger as declared effective by the Commission under the Securities Act.

     "Rights" shall mean warrants, options, rights, convertible securities and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests, and stock appreciation rights, performance units and similar stock-based rights whether or not they obligate the issuer thereof to issue stock or other securities or to pay cash.

     "Securities Act" shall mean the Securities Act of 1933, as amended.

     "Securities Documents" shall mean all reports, proxy statements, registration statements and all similar documents filed, or required to be filed, pursuant to the Securities Laws.

     "Securities Laws" shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939 as amended; and the rules and regulations of the Commission and the OTS promulgated thereunder.

     "SNC Common Stock" shall mean the shares of common stock, par value $5.00 per share, of SNC.

     "SNC Subsidiaries" shall mean Branch Banking and Trust Company, a North Carolina chartered bank, Branch Banking and Trust Company of South Carolina, a South Carolina chartered bank, Branch Banking and Trust Company of Virginia, a Virginia chartered bank, and BB&T Financial Corporation of Virginia, a Virginia chartered holding company.

     "State Board" shall mean the Virginia State Corporation Commission, Bureau of Financial Institutions.

     "Stock Option Plan" shall mean the Fidelity Financial Bankshares Corporation 1986 Stock Option and Incentive Plan, and the Fidelity Financial Bankshares Corporation 1994 Stock Option and Incentive Plan.

     "Stock Option" shall mean any option granted under the Stock Option Plan and unexercised on August 22, 1996, to acquire shares of Fidelity Common Stock, aggregating 95,116 shares.

     "Subsidiary" shall mean Fidelity Federal Savings Bank and its subsidiary, Fidelity Service Corporation.

     "TILA" shall mean the Truth in Lending Act, as amended.

     "VASCA" shall mean the Virginia Stock Corporation Act as amended.

     Other terms used herein are defined in the preamble and elsewhere in this Agreement.

                                   ARTICLE II

                                   THE MERGER

2.1 MERGER

     BB&T Financial-Virginia and Fidelity are constituent corporations (the "Constituent Corporations") to the Merger as contemplated by the VASCA. At the Effective Time:

     a. Fidelity shall be merged with and into BB&T Financial-Virginia in accordance with the applicable provisions of the VASCA, with BB&T
Financial-Virginia being the surviving corporate entity (hereinafter sometimes referred to as the "Surviving Corporation").

     b. The separate existence of Fidelity shall cease and the Merger shall in all respects have the effect provided for in Section 2.5.

     c. The Articles of Incorporation of BB&T Financial-Virginia at the Effective Time shall become the Articles of Incorporation of the Surviving Corporation.

     d. The Bylaws of BB&T Financial-Virginia at the Effective Time shall become the Bylaws of the Surviving Corporation.

2.2 FILING; PLAN OF MERGER

     The Merger shall not become effective unless this Agreement and the Plan of Merger are duly approved by shareholders holding the requisite number of shares of Fidelity and a majority of the shares of BB&T Financial Virginia. Upon fulfillment or waiver of the conditions specified in Article VI and provided that this Agreement has not been terminated pursuant to Article VII, the Constituent Corporations will cause the Articles of Merger to be executed and filed with the State Corporation Commission of Virginia as provided in Section 13.1-720 of Article 12 of the VASCA. The Plan of Merger is incorporated herein by reference, and adoption of this Agreement by the Boards of Directors of the Constituent Corporations and approval by the shareholders of the Constituent Corporations shall constitute adoption and approval of the Plan of Merger.

2.3. EFFECTIVE TIME

     The Merger shall be effective at the day and hour specified in the Articles of Merger filed with the State Corporation Commission of Virginia (herein sometimes referred to as the "Effective Time").

2.4 CLOSING

     The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the executive offices of SNC, BB&T Financial Center, 200 West Second Street, Winston-Salem, North Carolina, at 11:00 a.m. on the Business Day designated by SNC which is within thirty days following the satisfaction of the conditions to Closing set forth in Article VI, or such later date as the parties may otherwise agree (the "Closing Date").

2.5 EFFECT OF MERGER

     From and after the Effective Time, the separate existence of Fidelity shall cease, and the Surviving Corporation shall thereupon and thereafter, to the extent consistent with its Articles of Incorporation, possess all the rights, privileges, immunities, and franchises, of a public as well as of a private nature, of each of the Constituent Corporations; and all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action, and all and every other interest of or belonging to or due to each of the Constituent Corporations shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate or any interest therein vested in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger. The Surviving Corporation shall thenceforth be responsible and liable for all the liabilities, obligations and penalties of each of the Constituent Corporations; and any claim existing or action or proceeding, civil or criminal, pending by or against either of the Constituent Corporations may be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted in its place; and any judgment rendered against either of the Constituent Corporations may be enforced against the Surviving Corporation. Neither the rights of creditors nor any liens upon the property of either of the Constituent Corporations shall be impaired by reason of the Merger.

2.6 FURTHER ASSURANCES

     If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other actions are necessary, desirable or proper to vest, perfect or confirm of record or otherwise, in the Surviving Corporation, the title to any property or rights of the Constituent Corporations acquired or to be acquired by reason of, or as a result of, the Merger, the Constituent Corporations agree that such Constituent Corporations and their proper officers and directors shall and will execute and deliver all such proper deeds, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise to carry out the purpose of this Agreement, and that the proper officers and directors of the Surviving Corporation are fully authorized and directed in the name of the Constituent Corporations or otherwise to take any and all such actions.

2.7 MERGER CONSIDERATION

     As used herein, the term "Merger Consideration" shall mean whole shares of SNC Common Stock to be exchanged for shares of Fidelity Common Stock issued and outstanding as of the Effective Time, and cash to be payable in exchange for any fractional shares of SNC Common Stock which would otherwise be exchanged for shares of Fidelity Common Stock. The number of shares of SNC Common Stock to be issued in exchange for each issued and outstanding share of Fidelity Common Stock shall be in the ratio (the "Exchange Ratio") of .7931 shares of SNC Common Stock for each share of Fidelity Common Stock issued and outstanding, if the closing value per share of the SNC Common Stock ("Closing Value") is $26.50 or more but not more than $31.50. If the Closing Value is less than $26.50 but not less than $24.00, the Exchange Ratio shall be determined by dividing $21.02 by the Closing Value. If the Closing Value is more than $31.50 but not more than $35.00, the Exchange Ratio shall be determined by dividing $24.98 by the Closing Value. In the event that the Closing Value shall be less than $24.00, the Exchange Ratio shall be .8758; and in the event the Closing Value shall be more than $35.00, the Exchange Ratio shall be .7137. For this purpose, the Closing Value shall mean the average price per share of the last trade, as reported on the New York Stock Exchange, of SNC's Common Stock for the twenty trading days (determined by excluding days on which the New York Stock Exchange is closed) immediately preceding the fifth calendar day preceding the date of the Fidelity shareholder meeting (the fifth day will be determined by counting the day preceding such meeting as the first day).

2.8 CONVERSION OF SHARES; PAYMENT OF MERGER CONSIDERATION

     a. At the Effective Time, by virtue of the Merger and without any action on the part of Fidelity or the holders of record of Fidelity Common Stock (the "Fidelity Shareholders"), each share of Fidelity Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent the right to receive, upon surrender of the certificate representing such share of Fidelity Common Stock (as provided in paragraph (d) below), the Merger Consideration.

     b. Each share of the common stock of BB&T Financial-Virginia issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding.

     c. Until surrendered, each outstanding certificate which prior to the Effective Time represented one or more shares of Fidelity Common Stock shall be deemed upon the Effective Time for all purposes to represent only the right to receive the Merger Consideration as described in this Section 2.8. No interest will be paid or accrued on the Merger Consideration upon the surrender of the certificate or certificates representing shares of Fidelity Common Stock. With respect to any certificate for Fidelity Common Stock that has been lost or destroyed, the Surviving Corporation shall pay the Merger Consideration attributable to such certificate upon receipt of adequate indemnity and evidence reasonably satisfactory to it of ownership of the shares represented thereby. After the Effective Time, no transfer of the shares of Fidelity Common Stock outstanding immediately prior to the Effective Time shall be made on the stock transfer books of the Surviving Corporation.

     d. Promptly after the Effective Time, SNC shall cause to be delivered or mailed to each Fidelity Shareholder a form of letter of transmittal and instructions for use in effecting the surrender of the certificates which, immediately prior to the Effective Time, represented any shares of Fidelity Common Stock in exchange for the Merger Consideration. Upon surrender of such certificates, together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably requested, SNC shall promptly cause the transfer to the persons entitled thereto of the Merger Consideration.

2.9 DISSENTING SHARES

     Any Fidelity Shareholder who shall have lawfully dissented from the Merger in accordance with the VASCA and who has properly exercised such Shareholder's rights to demand payment of the value of the Shareholder's shares (the "Dissenting Shares") as provided in the VASCA (the "Dissenting Shareholder") shall thereafter have only such rights, if any, as are provided a dissenting shareholder in accordance with the VASCA and shall have no rights under Sections
2.7 and 2.8; provided, however, that if a Dissenting Shareholder shall withdraw (in accordance with the VASCA) the demand for such appraisal or shall become ineligible for such appraisal, then such Dissenting Shareholder's Dissenting Shares automatically shall cease to be Dissenting Shares and shall be converted into and represent only the right to receive from the Surviving Corporation the Merger Consideration provided for in Section 2.7, without interest thereon, upon surrender of the certificate representing the Dissenting Shares.

2.10 CONVERSION OF STOCK OPTIONS

     a. At the Effective Time, each Stock Option then outstanding, whether or not then exercisable, shall be converted into and become rights with respect to SNC Common Stock, and SNC shall assume each Stock Option, in accordance with the terms of the Stock Option Plan and stock option agreement, or other agreement, by which it is evidenced, except that from and after the Effective Time (i) SNC and its Compensation Committee shall be substituted for Fidelity and the Committee of Fidelity's Board of Directors administering the Stock Option Plan,
(ii) each Stock Option assumed by SNC may be exercised solely for shares of SNC Common Stock, (iii) the number of shares of SNC Common Stock subject to such Stock Option shall be the number of whole shares of SNC (omitting any fractional share) determined by multiplying the number of shares of Fidelity Common Stock subject to such Stock Option immediately prior to the Effective Time by the Exchange Ratio, and (iv) the per share exercise price under each such Stock Option shall be adjusted by dividing the per share exercise price under each such Stock Option by the Exchange Ratio and rounding up to the nearest cent. In addition, notwithstanding the provisions of clauses (iii) and (iv) of the first sentence of this Section 2.10(a), each Stock Option which is an "incentive stock option" shall be adjusted as required by Section 424 of the Code, and the Regulations promulgated thereunder, so as to continue as an incentive stock option under Section 424(a) of the Code, and so as not to constitute a modification, extension, or renewal of the option, within the meaning of Section 424(h) of the Code. SNC and Fidelity agree to take all necessary steps to effectuate the foregoing provisions of this Section 2.10.

     b. As soon as practicable after the Effective Time, SNC shall deliver to the participants in the Stock Option Plan an appropriate notice setting forth such participant's rights pursuant thereto, and the grants pursuant to such Stock Option Plan shall continue in effect on the same terms and conditions (subject to the adjustments required by Section 2.10(a) after giving effect to the Merger). SNC shall comply with the terms of the Stock Option Plan to ensure, to the extent required by and subject to the provisions of such Stock Option Plan, that Stock Options which qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options after the Effective Time. At or prior to the Effective Time, SNC shall take all corporate action necessary to reserve for issuance sufficient shares of SNC Common Stock for delivery upon exercise of Stock Options assumed by it in accordance with this Section 2.10. Fidelity hereby represents that the Stock Option Plan in its current form complies with Rule 16b-3.

     c. Notwithstanding the foregoing provisions of this Section 2.10, SNC may at its election substitute as of the Effective Time options under the Southern National Corporation 1995 Omnibus Stock Incentive Plan (the "SNC Option Plan") for all or a part of the Stock Options, subject to the following conditions: (i) the requirements of Section 2.10(a)(iii) and (iv) shall be met; (ii) such substitution shall not constitute a modification, extension or renewal of any of the Stock Options which are incentive stock options; and (iii) the substituted options shall continue in effect on the same terms and conditions as the Stock Option Plan or other document granting the Stock Option. As soon as practicable following the Effective Time, SNC shall deliver to the participants receiving substitute options under the SNC Option Plan an appropriate notice setting forth such participant's rights pursuant thereto. SNC has reserved under the SNC Option Plan adequate shares of SNC Common Stock for delivery upon exercise of any such substituted options. SNC hereby represents that the SNC Option Plan in its current form complies with Rule 16b-3, as in effect on the date hereof, promulgated under the Exchange Act.

2.11 MERGER OF SUBSIDIARY

     In the event that SNC shall request, Fidelity shall take such actions, and shall cause the Subsidiary to take such actions, as may be required in order to effect the merger at the Effective Time of the Subsidiary with and into Branch Banking and Trust Company of Virginia.

                                  ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF FIDELITY

     Fidelity represents and warrants to SNC and BB&T Financial-Virginia as follows:

3.1 CAPITAL STRUCTURE

     The authorized capital stock of Fidelity consists of 4,000,000 shares of common stock, par value $1.00 per share ("Fidelity Common Stock"), and 1,000,000 shares of preferred stock, par value $1.00 per share. As of August 22, 1996, there were 2,291,681 shares of Fidelity Common Stock issued and outstanding, and no other shares of capital stock, common or preferred, issued and outstanding. All outstanding shares of Fidelity Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. No other classes of capital stock of Fidelity are authorized. No shares of capital stock have been reserved for any purpose, except for (i) 114,016 shares of Fidelity Common Stock in connection with Fidelity's Stock Option Plan, and (ii) 456,044 shares of Fidelity Common Stock in connection with the Option Agreement. Except as set forth herein, there are no Rights authorized, issued or outstanding with respect to the capital stock of Fidelity. Holders of Fidelity Common Stock do not have preemptive rights.

3.2 ORGANIZATION, STANDING AND AUTHORITY

     Fidelity is a Virginia corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia with full corporate power and authority to carry on its business as now conducted. Fidelity is not required to be qualified to do business in any other state of the United States or foreign jurisdiction. Fidelity is a registered savings and loan holding company.

3.3 OWNERSHIP OF SUBSIDIARY

     Except as Previously Disclosed, Fidelity does not own, directly or indirectly, any outstanding capital stock or other voting securities or ownership interests of any corporation, partnership, joint venture, or other organization, except for the Subsidiary. The outstanding shares of capital stock of the Subsidiary are validly issued and outstanding, fully paid and nonassessable, and all such shares are directly or indirectly owned by Fidelity free and clear of all liens, claims and encumbrances or preemptive rights of any person. No Rights are authorized, issued or outstanding with respect to the capital stock of the Subsidiary, and there are no agreements, understandings or commitments relating to the right of Fidelity to vote or to dispose of said shares. None of the shares of capital stock of the Subsidiary have been issued in violation of the preemptive rights of any person.

3.4 ORGANIZATION, STANDING AND AUTHORITY OF THE SUBSIDIARY

     The Subsidiary is a federally chartered stock savings bank, with full power and authority to carry on its business as now conducted, and is qualified to do business in the Commonwealth of Virginia. The Subsidiary is not required to be qualified to do business in any other state of the United States or foreign jurisdiction, and is not engaged in any activities that have not been Previously Disclosed.

3.5 AUTHORIZED AND EFFECTIVE AGREEMENT

     a. Fidelity has all requisite corporate power and authority to enter into and (subject to receipt of all necessary governmental approvals and the receipt of approval of shareholders of Fidelity of the Plan of Merger) to perform all of its obligations under this Reorganization Agreement, the Articles of Merger and the Option Agreement. The execution and delivery of this Reorganization Agreement, the Articles of Merger and the Option Agreement and consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action in respect thereof, except in the case of this Agreement and the Plan of Merger contained in the Articles of Merger, the approval of Fidelity shareholders pursuant to and to the extent required by applicable law. This Agreement, the Plan of Merger and the Option Agreement constitute legal, valid and binding obligations of Fidelity, and each is enforceable against Fidelity in accordance with its terms, in each such case subject to (i) bankruptcy, fraudulent transfer, insolvency, moratorium, reorganization, conservatorship, receivership, or other similar laws from time to time in effect relating to or affecting the enforcement of rights of creditors of FDIC insured institutions or the enforcement of creditors' rights generally; (ii) general principles of equity, and except that the availability of equitable remedies or injunctive relief is within the discretion of the appropriate court.

     b. Neither the execution and delivery of this Agreement, the Articles of Merger and the Option Agreement, nor consummation of the transactions contemplated hereby or thereby, nor compliance by Fidelity with any of the provisions hereof or thereof shall (i) conflict with or result in a breach of any provision of the articles of incorporation or by-laws of Fidelity or the Subsidiary, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of Fidelity or the Subsidiary pursuant to, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, or (iii) subject to receipt of all required governmental approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Fidelity or the Subsidiary.

3.6 SECURITIES AND OTS FILINGS

     Fidelity has made available to SNC a true and complete copy of (i) each Securities Document filed by Fidelity with the Commission prior to the date hereof, which are all of the Securities Documents that Fidelity was required to file; and (ii) each Securities Document filed with the OTS after December 31, 1993, which are all of the OTS filings that Fidelity was required to file during such period. As of their respective dates of filing, the Securities Documents and OTS filings complied in all material respects with the Securities Laws and OTS requirements, respectively, as then in effect, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.7 FINANCIAL STATEMENTS; MINUTE BOOKS

     The Financial Statements of Fidelity fairly present or will fairly present, as the case may be, the consolidated financial position of Fidelity and the Subsidiary as of the dates indicated and the consolidated results of operations, changes in shareholders' equity and statements of cash flows for the periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not material in amount or effect) in conformity with generally accepted accounting principles applicable to financial institutions applied on a consistent basis. The minute books of Fidelity and the Subsidiary contain legally sufficient records of all meetings and other corporate actions of its shareholders and Board of Directors (including committees of its Board of Directors).

3.8 MATERIAL ADVERSE CHANGE

     Except as Previously Disclosed, since December 31, 1995, Fidelity and the Subsidiary have not incurred any material liability or entered into any transactions with affiliates (within the meaning of Rule 145 promulgated by the Commission) other than in the ordinary course of business, nor has there been any change, or any event involving a prospective change, in the business, financial condition or results of operations of Fidelity or of the Subsidiary which has had, or is reasonably likely to have, a Material Adverse Effect.

3.9 ABSENCE OF UNDISCLOSED LIABILITIES

     Neither Fidelity nor the Subsidiary has any liability (contingent or otherwise) except as has been Previously Disclosed and except for liabilities made in the ordinary course of its business consistent with past practices since the date of Fidelity's most recent Financial Statements.

3.10 PROPERTIES

     a. Fidelity and the Subsidiary have good and marketable title, free and clear of all liens, encumbrances, charges, defaults or equitable interests, to all of the properties and assets, real and personal, reflected on the consolidated balance sheet included in the Financial Statements of Fidelity as of December 31, 1995 or acquired after such date, except (i) liens for current taxes not yet due and payable, (ii) pledges to secure deposits and other liens incurred in the ordinary course of banking business, (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent, or (iv) dispositions and encumbrances for adequate consideration in the ordinary course of business.

     b. All leases pursuant to which Fidelity or the Subsidiary, as lessee, leases real or personal property, are valid and enforceable in accordance with their respective terms.

3.11 ENVIRONMENTAL MATTERS

     a. Fidelity and the Subsidiary are in compliance with all Environmental Laws. Neither Fidelity nor the Subsidiary has received any communication alleging that Fidelity or the Subsidiary is not in such compliance, and there are no present circumstances that would prevent or interfere with the continuation of such compliance.

     b. Fidelity has not received notice of any pending, and there are no pending or, to the best of Fidelity's knowledge, threatened, legal, administrative, arbitral or other proceedings, asserting Environmental Claims or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that could result in the imposition of, any liability arising under any Environmental Laws upon (i) Fidelity or the Subsidiary, (ii) any person or entity whose liability for any Environmental Claim Fidelity or the Subsidiary has or may have retained or assumed, either contractually or by operation of law, (iii) any real or personal property owned or leased by Fidelity or the Subsidiary, or any real or personal property which Fidelity or the Subsidiary has or is judged to have managed or supervised or participated in the management of, or (iv) any real or personal property in which Fidelity or the Subsidiary holds a security interest securing a loan recorded on the books of Fidelity or the Subsidiary. Neither Fidelity nor the Subsidiary is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

     c. Fidelity and the Subsidiary are in compliance in all material respects with all recommendations contained in any environmental audits, analyses and surveys relating to all real and personal property owned or leased by Fidelity or the Subsidiary and all real and personal property which Fidelity or the Subsidiary has or is judged to have managed or supervised or participated in the management of.

     d. There are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws against Fidelity or the Subsidiary or against any person or entity whose liability for any Environmental Claim Fidelity or the Subsidiary has or may have retained or assumed, either contractually or by operation of law.

3.12 ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses reflected in the opinion of Fidelity's Management and Directors on each of the consolidated balance sheets included in the Financial Statements of Fidelity is adequate in all material respects as of its date under the requirements of generally accepted accounting principles.

3.13 TAX MATTERS

     a. Fidelity and the Subsidiary, and each of their predecessors, have timely filed (or requests for extensions have been timely filed and any such extensions have been granted and have not expired) all federal, state and local (and, if applicable, foreign) tax returns required by applicable law to be filed by them (including, without limitation, estimated tax returns, income tax returns, information returns, and withholding and employment tax returns) and have paid, or where payment is not required to have been made, have set up an adequate reserve or accrual for the payment of, all taxes required to be paid in respect of the periods covered by such returns and, as of the Effective Time, will have paid, or where payment is not required to have been made, will have set up an adequate reserve or accrual for the payment of, all taxes for any subsequent periods ending on or prior to the Effective Time. Neither Fidelity nor the Subsidiary will have any material liability for any such taxes in excess of the amounts so paid or reserves or accruals so established.

     b. All federal, state and local (and, if applicable, foreign) tax returns filed by Fidelity and the Subsidiary are complete and accurate in all material respects. Neither Fidelity nor the Subsidiary is delinquent in the payment of any tax, assessment or governmental charge. No deficiencies for any tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or otherwise) against Fidelity or the Subsidiary which have not been settled and paid. There are currently no agreements in effect with respect to Fidelity or the Subsidiary to extend the period of limitations for the assessment or collection of any tax. No audit examination or deficiency or refund litigation with respect to such returns is pending.

3.14 EMPLOYEES; COMPENSATION; BENEFIT PLANS.

     a. COMPENSATION. Fidelity has Previously Disclosed a complete and correct list of the name, age, position, rate of compensation and any incentive compensation arrangements, bonuses or commissions or fringe or other benefits, whether payable in cash or in kind, of each director, shareholder, independent contractor, consultant and agent of Fidelity and of each Subsidiary and each other person to whom Fidelity or any Subsidiary pay or provide, or have an obligation, agreement

(written or unwritten), policy or practice of paying or providing, retirement, health, welfare or other benefits of any kind or description whatsoever.

     b. EMPLOYEE BENEFIT PLANS.

          (i) Fidelity has Previously Disclosed an accurate and complete list of all Plans, as defined below, contributed to, maintained or sponsored by Fidelity or the Subsidiary, to which Fidelity or the Subsidiary is obligated to contribute or has any liability or potential liability, whether direct or indirect, including all Plans contributed to, maintained or sponsored by each member of the controlled group of corporations, within the meaning of Sections 414(b), 414(c), 414(m) and 414(o) of the Code, of which Fidelity or the Subsidiary is a member. For purposes of this Agreement, the term "Plan" shall mean a plan, arrangement, agreement or program described in the foregoing provisions of this Section 3.14(b)(i) and which is: (A) a profit-sharing, deferred compensation, bonus, stock option, stock purchase, pension, retainer, consulting, retirement, severance, welfare or incentive plan, agreement or arrangement, whether or not funded and whether or not terminated, (B) an employment agreement, (C) a personnel policy or fringe benefit plan, policy, program or arrangement providing for benefits or perquisites to current or former employees, officers, directors or agents, whether or not funded, and whether or not terminated, including without limitation benefits relating to automobiles, clubs, vacation, child care, parenting, sabbatical, sick leave, severance, medical, dental, hospitalization, life insurance and other types of insurance, or (D) any other employee benefit plan as defined in Section 3(3) of ERISA, whether or not funded and whether or not terminated.

          (ii) Except as Previously Disclosed, neither Fidelity nor the Subsidiary contributes to, has an obligation to contribute to or otherwise has any liability or potential liability with respect to (A) any multiemployer plan as defined in Section 3(37) of ERISA, (B) any plan of the type described in Sections 4063 and 4064 of ERISA or in section 413 of the Code (and regulations promulgated thereunder), or (C) any plan which provides health, life insurance, accident or other "welfare-type" benefits to current or future retirees or former employees or directors, their spouses or dependents, other than in accordance with Section 4980B of the Code or applicable state continuation coverage law.

          (iii) Except as Previously Disclosed, none of the Plans obligates Fidelity or the Subsidiary to pay separation, severance, termination or similar-type benefits solely as a result of any transaction contemplated by this Agreement or solely as a result of a "change in control," as such term is used in Section 280G of the Code (and regulations promulgated thereunder).

          (iv) Each Plan has been maintained, funded and administered in compliance in all respects with its own terms and in compliance in all respects with all applicable laws and regulations, including but not limited to ERISA and the Code. No actions, suits, claims, complaints, charges, proceedings, hearings, examinations, investigations, audits or demands with respect to the Plans (other than routine claims for benefits) are pending or threatened, and there are no facts which could give rise to or be expected to give rise to any actions, suits, claims, complaints, charges, proceedings, hearings, examinations, investigations, audits or demands. No Plan that is subject to the funding requirements of Section 412 of the Code or Section 302 of ERISA has incurred any "accumulated funding deficiency" as such term is defined in such Sections of ERISA and the Code, whether or not waived, and each Plan has always fully met the funding standards required under Title I of ERISA and Section 412 of the Code. No liability to the Pension Benefit Guaranty Corporation ("PBGC") (except for routine payment of premiums) has been or is expected to be incurred with respect to any Plan that is subject to Title IV of ERISA, no reportable event (as such term is defined in Section 4043 of ERISA) has occurred with respect to any such Plan, and the PBGC has not commenced or threatened the termination of any Plan. None of the assets of Fidelity or the Subsidiary is the subject of any lien arising under Section 302(f) of ERISA or Section 412(n) of the Code, neither Fidelity nor the Subsidiary has been required to post any security pursuant to Section 307 of ERISA or Section 401(a)(29) of the Code, and there are no facts which could be expected to give rise to such lien or such posting of security. No event has occurred and no condition exists that would subject Fidelity or the Subsidiary to any tax under Sections 4971, 4972, 4977 or 4979 of the Code or to a fine or penalty under Section 502(c) of ERISA.

          (v) Each Plan that is intended to be qualified under Section 401(a) of the Code, and each trust (if any) forming a part thereof, has received a favorable determination letter from the Internal Revenue Service as to the qualification under the Code of such Plan and the tax exempt status of such related trust, and nothing has occurred since the date of such determination letter that could adversely affect the qualification of such Plan or the tax exempt status of such related trust.

          (vi) No underfunded "defined benefit plan" (as such term is defined in Section 3(35) of ERISA) has been, during the five years preceding the Closing Date, transferred out of the controlled group of corporations (within the meaning of

     Sections 414(b), (c), (m) and (o) of the Code) of which Fidelity or the Subsidiary is a member or was a member during such five-year period.

          (vii) As of the Closing Date, the fair market value of the assets of each Plan that is a defined benefit plan equals or exceeds the present value of all vested and non-vested liabilities thereunder determined in accordance with applicable PBGC methods, factors and assumptions applicable to a defined benefit plan terminating on such date. With respect to each Plan that is subject to the funding requirements of Section 412 of the Code and Section 302 of ERISA, all required or recommended contributions for all periods ending prior to or as of the Closing Date (including periods from the first day of the then-current plan year to the Closing Date and including all quarterly contributions required in accordance with Section 412(m) of the Code) shall have been made. With respect to each other Plan, all required or recommended payments, premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing Date shall have been made. No Plan has any material unfunded liabilities.

          (viii) No prohibited transaction (which shall mean any transaction prohibited by Section 406 of ERISA and not exempt under Section 408 of ERISA or Section 4975 of the Code, whether by statutory, class or individual exemption) has occurred with respect to any Plan which would result in the imposition, directly or indirectly, of any excise tax, penalty or other liability under Section 4975 of the Code or Section 409 or 502 (i) of ERISA. Neither Fidelity, nor the Subsidiary, nor any trustee, administrator or other fiduciary of any Plan nor any agent of any of the foregoing has engaged in any transaction or acted or failed to act in a manner which could subject Fidelity or the Subsidiary to any material liability for breach of fiduciary duty under ERISA or any other applicable law.

          (ix) With respect to each Plan, all reports and information required to be filed with any government agency or distributed to Plan participants and their beneficiaries have been duly and timely filed or distributed.

          (x) Fidelity and the Subsidiary have been and are presently in compliance with all of the requirements of Section 4980B of the Code.

          (xi) Neither Fidelity nor the Subsidiary has a liability under any Plan that is not reflected on the consolidated balance sheet included in the Financial Statements of Fidelity as of December 31, 1995 or otherwise Previously Disclosed.

          (xii) The Board of Directors of Fidelity or the Subsidiary, or a committee or officer authorized by such Board, has the authority to amend or terminate the Plans at any time without limitation, and neither the consideration or implementation of the transactions contemplated under this Agreement nor the amendment or termination of any or all of the Plans on or after the date of this Agreement will increase (A) Fidelity's or the Subsidiary's obligation to make contributions or any other payments to fund benefits accrued under the Plans as of the date of this Agreement or (B) the benefits accrued or payable with respect to any participant under the Plans (except to the extent benefits may be deemed increased by accelerated vesting).

          (xiii) With respect to each Plan, Fidelity has Previously Disclosed true, complete and correct copies of (A) all documents pursuant to which the Plans are maintained, funded and administered, including summary plan descriptions, (B) the three most recent annual reports (Form 5500 series) filed with the Internal Revenue Service (with attachments), (C) the three most recent actuarial reports, if any, (D) the three most recent financial statements, (E) all governmental filings for the last three years, including without limitation, excise tax returns and reportable events filings, and (F) all governmental rulings, determinations, and opinions (and pending requests for governmental rulings, determinations, and opinions).

3.15 CERTAIN CONTRACTS

     a. Except as Previously Disclosed, neither Fidelity nor the Subsidiary is a party to, is bound or affected by, or receives benefits under (i) any agreement, arrangement or commitment, the default of which would have a Material Adverse Effect or would adversely affect the transactions contemplated herein, whether or not made in the ordinary course of business (other than loans or loan commitments or certificates or deposit made in the ordinary course of the banking business), or any agreement restricting its business activities, including without limitation agreements or memoranda of understanding with regulatory authorities, (ii) any agreement, indenture or other instrument relating to the borrowing of money by Fidelity or the Subsidiary or the guarantee by Fidelity or the Subsidiary of any such obligation, which cannot be terminated within less than 30 days after the Closing Date by Fidelity or the Subsidiary (without payment of any penalty or cost), (iii) any agreement, arrangement or commitment relating to the employment of a consultant or the employment, election or retention in office of any present or former director or officer, which cannot be terminated within less than 30 days after the Closing Date by

Fidelity or the Subsidiary (without payment of any penalty or cost), or that provides benefits which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Fidelity of the nature contemplated by this Agreement or the Option Agreement, (iv) any contract, agreement or understanding with a labor union, in each case whether written or oral, or (v) any agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the Option Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or the Option Agreement.

     b. Neither Fidelity nor the Subsidiary is in default, which default would have a Material Adverse Effect or would adversely affect the transactions contemplated herein, under any agreement, commitment, arrangement, lease, insurance policy, or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default.

3.16 LEGAL PROCEEDINGS; REGULATORY APPROVALS

     There are no actions, suits, claims, governmental investigations or proceedings instituted, pending or threatened against Fidelity or the Subsidiary or against any asset, interest, or right of Fidelity or the Subsidiary, or against any officer, director or employee of any of them that in any such case, if decided adversely, might have a Material Adverse Effect, and there is no reasonable basis therefor. There are no actions, suits or proceedings instituted, pending or threatened against any present or former director or officer of Fidelity or the Subsidiary that might give rise to a claim against Fidelity or the Subsidiary for indemnification, and there is no reasonable basis for any such action, suit or proceeding. There are no actual or threatened actions, suits or proceedings which present a claim to restrain or prohibit the transactions contemplated herein, in the Plan of Merger or the Option Agreement. No fact or condition relating to Fidelity or the Subsidiary exists (including without limitation noncompliance with the CRA) that would prevent Fidelity or SNC from obtaining all of the federal and state regulatory approvals contemplated herein.

3.17 COMPLIANCE WITH LAWS

     Each of Fidelity and the Subsidiary is in compliance in all material respects with all statutes and regulations (including, but not limited to, the CRA, TILA and regulations promulgated thereunder, and other consumer banking laws) applicable and material to the conduct of its business, and neither Fidelity nor the Subsidiary has received notification that has not elapsed, been withdrawn or abandoned by any agency or department of federal, state or local government (i) asserting a violation or possible violation of any such statute or regulation which violation would have a Material Adverse Effect, (ii) threatening to revoke any license, franchise, permit or government authorization, or (iii) restricting or in any way limiting its operations. Neither Fidelity nor the Subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment, and neither of them has received any communication requesting that it enter into any of the foregoing.

3.18 BROKERS AND FINDERS

     Neither Fidelity nor the Subsidiary, nor any of their respective officers, directors or employees, has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with the transactions contemplated herein, in the Plan of Merger or in the Option Agreement, except for fees to accountants and lawyers and an obligation to Danielson Associates Inc. which has been Previously Disclosed for investment banking services.

3.19 INSURANCE

     Fidelity and the Subsidiary currently maintain insurance in the amounts and for the coverages Previously Disclosed. Neither Fidelity nor the Subsidiary has received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond, and within the last three years, neither Fidelity nor the Subsidiary has been refused any insurance coverage sought or applied for. Neither Fidelity nor the Subsidiary has any reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of Fidelity or the Subsidiary.

3.20 LOANS

     To the best of Fidelity's knowledge, with respect to each loan on the books and records of the Subsidiary: (i) such loan is a valid loan; (ii) its principal balance as shown on the books and records of the Subsidiary is true and correct as of the last date shown thereon; (iii) all purported signatures on and executions of any document in connection with such loan are genuine; (iv) all related documentation has been signed or executed by all necessary parties; (v) the Subsidiary has custody of all documents or microfilm records thereof related to such loan (as such documents relate to the matters described in clauses (i)-
(iv) and (vi)-(vii) hereof); (vi) to the extent secured, such loan has been secured by valid liens and security interests which have been perfected; and
(vii) such loan is the legal, valid and binding obligation of the obligor named therein, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles. All loans on the books and records of the Subsidiary have been originated and administered in accordance with the terms of the underlying notes related thereto. Neither the terms of such loans, nor any of the loan documentation, nor the manner in which such loans have been administered and serviced, violates in any material respect any federal, state or local law, rule, regulation or ordinance applicable thereto, including without limitation, the TILA, FIRREA Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, as amended, and state laws, rules and regulations relating to consumer protection, installment sales and usury.

3.21 REPURCHASE AGREEMENTS

     With respect to all agreements currently outstanding pursuant to which Fidelity or the Subsidiary has purchased securities subject to an agreement to resell, Fidelity and the Subsidiary have a valid, perfected first lien or security interest in the securities or other collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. With respect to all agreements currently outstanding pursuant to which Fidelity or the Subsidiary has sold securities subject to an agreement to repurchase, Fidelity and the Subsidiary have not pledged collateral materially in excess of the amount of the debt secured thereby. Neither Fidelity nor the Subsidiary has pledged collateral materially in excess of the amount required under any interest rate swap or other similar agreement currently outstanding.

3.22 DEPOSIT ACCOUNTS

     The deposit accounts of the Subsidiary are insured by the Savings Association Insurance Fund of the FDIC to the maximum extent permitted by federal law, and the Subsidiary has paid all premiums and assessments and filed all reports required to have been paid or filed under the FDIA.

3.23 RELATED PARTY TRANSACTIONS

     Fidelity has Previously Disclosed all transactions, investments and loans, including loan guarantees, to which Fidelity or the Subsidiary is a party with any director, executive officer or 5% shareholder of Fidelity or any person, corporation, or enterprise controlling, controlled by or under common control with any of the foregoing. Other than residential loans made prior to FIRREA, all such transactions, investments and loans are on terms no less favorable to Fidelity than could be obtained from unrelated parties.

3.24 VOTE REQUIRED

     The affirmative vote of the holders of a majority (assuming that at least two-thirds of Fidelity's continuing directors approve this Agreement) of the outstanding shares of Fidelity Common Stock is the only vote of the holders of any class or series of Fidelity capital stock necessary to approve this Agreement and the transactions contemplated hereby.

3.25 CERTAIN INFORMATION

     When the Proxy Statement/Prospectus is mailed, and at the time of the meeting of shareholders of Fidelity to vote upon the Plan of Merger, the Proxy Statement/Prospectus and all amendments or supplements thereto, with respect to all information set forth therein relating to Fidelity, (i) shall comply in all material respects with the applicable provisions of the Securities Laws, and
(ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

3.26 REORGANIZATION

     Neither Fidelity nor the Subsidiary has taken any action which would or might be expected to cause the business combination contemplated hereby (including without limitation the anticipated merger of the Subsidiary into Branch Banking and Trust Company of Virginia) not to constitute a reorganization under Section 368 of the Code.

                                   ARTICLE IV

                     REPRESENTATIONS AND WARRANTIES OF SNC

     SNC represents and warrants to Fidelity as follows:

4.1 CAPITAL STRUCTURE OF SNC

     The authorized capital stock of SNC consists of (i) 5,000,000 shares of preferred stock, par value $5.00 per share, of which no shares are issued and outstanding, and (ii) 300,000,000 shares of SNC Common Stock, of which 103,430,150 shares were issued and outstanding on June 30, 1996. All outstanding shares of SNC Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. The shares of SNC Common Stock reserved as provided in Section 5.3(b) are free of any Rights and have not been reserved for any other purpose, and such shares are available for issuance as provided pursuant to the Plan of Merger. Holders of SNC Common Stock do not have preemptive rights.

4.2 ORGANIZATION, STANDING AND AUTHORITY OF SNC

     SNC is a corporation duly organized, validly existing and in good standing under the laws of the state of North Carolina, with full corporate power and authority to carry on its business as now conducted, and is duly qualified to do business in the states of the United States where its ownership or leasing of property or the conduct of its business requires such qualification and where failure to so qualify would have a material adverse effect on the financial condition, results of operation, or business of SNC on a consolidated basis. SNC is registered as a bank holding company under the Bank Holding Company Act.

4.3 AUTHORIZED AND EFFECTIVE AGREEMENT

     a. SNC has all requisite corporate power and authority to enter into and perform all of its obligations under this Agreement and the Option Agreement. The execution and delivery of this Agreement and the Option Agreement and consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of SNC. This Agreement, including the Plan of Merger attached hereto, and the Option Agreement constitute legal, valid and binding obligations of SNC, and each is enforceable against SNC in accordance with its terms, in each case subject to (i) bankruptcy, insolvency, moratorium, reorganization, conservatorship, receivership or other similar laws in effect from time to time relating to or affecting the enforcement of the rights of creditors of FDIC-insured institutions or the enforcement of creditors' rights generally;
(ii) general principles of equity, and except that the availability of remedies or injunctive relief is within the discretion of the appropriate court.

     b. Neither the execution and delivery of this Agreement nor the Option Agreement, nor consummation of the transactions contemplated hereby or thereby, nor compliance by SNC with any of the provisions hereof or thereof shall (i) conflict with or result in a breach of any provision of the articles of incorporation or bylaws of SNC, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of SNC pursuant to any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, which would have a material adverse effect on the business, operations or financial condition of SNC and the SNC Subsidiaries taken as a whole, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to SNC.

4.4 ORGANIZATION, STANDING AND AUTHORITY OF SNC SUBSIDIARIES

     Each of the SNC Subsidiaries is a duly organized corporation, validly existing and in good standing under applicable laws. SNC owns, directly or indirectly, all of the stock of each of the SNC Subsidiaries. Each of the SNC Subsidiaries (i) has full power and authority to carry on its business as now conducted and (ii) is duly qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification and where failure to so qualify would have a material adverse effect on the financial condition, results of operations, business or prospects of SNC on a consolidated basis. BB&T Financial-Virginia is registered as a bank holding company under the Bank Holding Company Act and applicable Virginia law.

4.5 SECURITIES DOCUMENTS

     SNC has timely filed all Securities Documents required by the Securities Laws since December 31, 1993, and such Securities Documents complied in all material respects with the Securities Laws as in effect at the times of such filings.

4.6 FINANCIAL STATEMENTS

     The Financial Statements of SNC fairly present or will fairly present, as the case may be, the consolidated financial position of SNC and the SNC Subsidiaries as of the dates indicated and the consolidated results of operations, changes in shareholders' equity and changes in cash flows for the periods then ended in conformity with generally accepted accounting principles applicable to financial institutions.

4.7 MATERIAL ADVERSE CHANGE

     SNC has not, on a consolidated basis, suffered any material adverse change in its business, financial condition, results of operations or prospects since December 31, 1995.

4.8 LEGAL PROCEEDINGS; REGULATORY APPROVALS

     There are no actions, suits, claims, governmental investigations or proceedings instituted, pending or, to the best knowledge of SNC, threatened (or unasserted but considered by SNC to be probable of assertion and which, if asserted, would have at least a reasonable probability of an unfavorable outcome) against SNC or the SNC Subsidiaries or against any asset, interest or right of SNC or the SNC Subsidiaries, or against any officer, director or employee of any of them that, if decided adversely, might reasonably be expected to have a material adverse effect on the financial condition, results of operations, business or prospects of SNC on a consolidated basis. To the best knowledge of SNC, there are no actual or threatened actions, suits or proceedings which present a claim to restrain or prohibit the transactions contemplated herein or in the Plan of Merger. No fact or condition (including but not limited to the failure to comply with the CRA) relating to SNC or the SNC Subsidiaries known to SNC exists that would prevent SNC from obtaining all of the federal and state regulatory approvals contemplated herein.

4.9 ABSENCE OF UNDISCLOSED LIABILITIES

     Neither SNC nor any of the SNC Subsidiaries has any liability (contingent or otherwise) that is material to SNC on a consolidated basis or that, when combined with all similar liabilities, would be material to SNC on a consolidated basis, except as disclosed in the Financial Statements of SNC and except for liabilities made in the ordinary course of its business since the date of SNC's most recent Financial Statements.

4.10 ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses reflected on the consolidated balance sheets included in the Financial Statements of SNC is or will be in the opinion of SNC's management adequate in all material respects as of their respective dates under the requirements of generally accepted accounting principles applicable to banks and bank holding companies to provide for reasonably anticipated losses on outstanding loans net of recoveries.

4.11 TAX MATTERS

     a. SNC and each of its predecessors, has timely filed all federal, state and local (and, if applicable, foreign) tax returns required by applicable law to be filed by it (including, without limitation, estimated tax returns, income tax returns, information returns, and withholding and employment tax returns) and have paid, or have set up an adequate reserve or accrual for the payment of, all taxes required to be paid as shown on such returns and, as of the Effective Time, will have paid, or where payment is not required to have been made, will have set up an adequate reserve or accrual for the payment of, all taxes for any subsequent periods ending on or prior to the Effective Time. SNC will not to SNC's knowledge have any material liability for any such taxes in excess of the amounts so paid or reserves or accruals so established.

     b. All federal, state and local (and, if applicable, foreign) tax returns filed by SNC are complete and accurate in all material respects. SNC is not delinquent in the payment of any tax, assessment or governmental charge, and has not failed to file any tax return which is currently past due. No deficiencies for any tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or otherwise) against SNC which have not been settled and paid. There currently are no agreements in effect with respect to SNC to extend the period of limitations for the assessment or collection of any tax.

4.12 COMPLIANCE WITH LAWS

     Each of SNC and the SNC Subsidiaries is in compliance with all statutes and regulations (including, but not limited to, the CRA, TILA and regulations promulgated thereunder and other consumer banking laws) applicable and material to the conduct of its business (except for any violations not material to the business, operations or financial condition of SNC and the SNC Subsidiaries taken as a whole), and neither SNC nor any of the SNC Subsidiaries has received notification that has not elapsed, been withdrawn or abandoned from any agency or department of federal, state or local government (i) asserting a violation or possible violation of any such statute or regulation, and which violations would be likely to have a material adverse effect on the business, operations or financial condition of SNC and the SNC Subsidiaries taken as a whole, (ii) threatening to revoke any license, franchise, permit or government authorization, or (iii) restricting or in any way limiting its operations. Neither SNC nor any of the SNC Subsidiaries is subject to any regulatory or supervisory cease and desist order, agreement, directive or memorandum of understanding, and none of them has received any communication requesting that they enter into any of the foregoing.

4.13 CERTAIN INFORMATION

     When the Proxy Statement/Prospectus is mailed, and at all times subsequent to such mailing up to and including the time of the meeting of shareholders of Fidelity to vote on the Merger, the Proxy Statement/Prospectus and all amendments or supplements thereto, with respect to all information set forth therein relating to SNC, (i) shall comply in all material respects with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

4.14 REORGANIZATION

     Neither SNC nor the SNC Subsidiaries have taken any action which would or might be expected to cause the business combination contemplated hereby (including without limitation the anticipated merger of the Subsidiary into Branch Banking and Trust Company of Virginia) not to constitute a reorganization under Section 368 of the Code.


                                   ARTICLE V

                                   COVENANTS

5.1 SHAREHOLDERS' MEETING

     Fidelity shall submit this Reorganization Agreement and the Plan of Merger to its shareholders for approval at a special meeting to be held as soon as practicable, and by approving execution of this Agreement the Board of Directors of Fidelity agrees that it shall unanimously recommend that the shareholders vote for such approval; provided, that the Board of Directors of Fidelity may withdraw or refuse to make such recommendation if and only if, in good faith reliance on written advice of its financial and legal advisors, the Board of Directors shall determine that such recommendation would violate its fiduciary duty to shareholders of Fidelity.

5.2 REGISTRATION STATEMENT; PROXY STATEMENT

     SNC and Fidelity shall cooperate in the timely preparation and filing of the Registration Statement with the Commission. Fidelity will furnish to SNC the information required to be included in the Registration Statement with respect to its business and affairs before it is filed with the Commission and again before any amendments are filed, and shall have the right to review and consult with SNC on the form of, and any characterizations of such information included in, the Registration Statement prior to the filing with the Commission. SNC shall use its best efforts to cause such Registration Statement to be declared effective under the Securities Act. Such Registration Statement, at the time it becomes effective and on the Effective Time, shall in all material respects conform to the requirements of the Securities Act and the applicable rules and regulations of the Commission. SNC shall take all actions required to register or obtain exemptions from such registration for the SNC Common Stock to be issued in connection with the transactions contemplated by this Agreement and the Plan of Merger under applicable state "Blue Sky" securities laws, as appropriate. The Registration Statement shall include the form of Proxy Statement for the meeting of Fidelity's shareholders to be held for the purpose of voting upon approval of this
                                      I-15

Agreement and the Plan of Merger. SNC and Fidelity shall use their best efforts to cause the Proxy Statement to be approved by the SEC for mailing to Fidelity's stockholders, and the Proxy Statement shall, on the date of mailing and at the Effective Time, conform in all material respects to the requirements of the Securities Laws and the applicable rules and regulations of the SEC thereunder. Fidelity shall cause the Proxy Statement to be mailed to its shareholders in accordance with all applicable notice requirements under the Securities Laws and the VASCA.

5.3 PLAN OF MERGER; RESERVATION OF SHARES

     a. At the Effective Time, the Merger shall be effected in accordance with the Plan of Merger substantially in the form attached hereto as Annex A. In this connection, SNC undertakes and agrees (i) to cause BB&T Financial-Virginia to adopt the Plan of Merger; (ii) to vote the shares of BB&T Financial-Virginia common stock for approval of the Plan of Merger; and (iii) to pay or cause to be paid when due the number of shares of SNC Common Stock to be distributed pursuant to Section 2.7 and any cash required to be paid for fractional shares.

     b. SNC has reserved for issuance such number of shares of SNC Common Stock as shall be necessary to pay the consideration to be distributed to Fidelity's stockholders as contemplated in Section 2.8. If at any time the aggregate number of shares of SNC Common Stock available for issuance hereunder shall not be sufficient to effect the Merger, SNC shall take all appropriate action as may be required to increase the amount of the authorized SNC Common Stock.

5.4 ADDITIONAL ACTS

     a. Fidelity agrees to approve, execute and deliver any amendment to this Agreement and the Plan of Merger and any additional plans and agreements requested by SNC to modify the structure of, or to substitute parties to, the transactions contemplated hereby, provided that such modifications do not adversely affect the economic benefits of such transactions or otherwise abrogate the covenants and other agreements contained in this Agreement.

     b. As promptly as practicable after the date hereof, SNC and Fidelity shall submit notice or applications for prior approval of the transactions contemplated herein to the Federal Reserve Board, the OTS, and any other federal, state or local government agency, department or body to which notice is required or from which approval is required for consummation of the Merger and the other transactions contemplated hereby. Fidelity and SNC each represents and warrants to the other that all information concerning it and its directors, officers and shareholders and concerning the Subsidiary included (or submitted for inclusion) in any such application shall be true, correct and complete in all material respects as of the date presented.

5.5 BEST EFFORTS

     SNC and Fidelity shall each use its best efforts in good faith, and Fidelity shall cause the Subsidiary to use its best efforts in good faith, to
(i) furnish such information as may be required in connection with and otherwise cooperate in the preparation and filing of the documents referred to in Sections
5.2 and 5.4 or elsewhere herein, and (ii) take or cause to be taken all action necessary or desirable on its part to fulfill the conditions in Article VI and to consummate the transactions herein contemplated at the earliest possible date. Neither SNC nor Fidelity shall take, or cause, or to the best of its ability permit to be taken, any action that would substantially delay or impair the prospects of completing the Merger pursuant to this Agreement and the Plan of Merger, provided that nothing herein contained shall preclude SNC from exercising its rights under the Option Agreement.

5.6 CERTAIN ACCOUNTING MATTERS

     Fidelity shall cooperate with SNC concerning accounting and financial matters necessary or appropriate to facilitate the Merger (taking into account SNC's policies, practices and procedures), including without limitation issues arising in connection with record keeping, loan classification, valuation adjustments, levels of loan loss reserves and other accounting practices.

5.7 ACCESS TO INFORMATION

     Fidelity will keep SNC advised of all material developments relevant to its business and the business of the Subsidiary and to consummation of the Merger, and SNC will advise Fidelity of any public disclosures by SNC of material adverse changes in its financial condition or operations. Upon reasonable notice, Fidelity and the Subsidiary shall afford to representatives of SNC access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, shall make available to representatives of SNC all information concerning its business as SNC may reasonably request. No investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations hereunder of, either party hereto. Each party hereto shall, and shall cause each of its directors, officers, attorneys and advisors to, maintain the confidentiality of all information obtained hereunder which is not otherwise publicly disclosed by the other party, said undertaking with respect to confidentiality to survive any termination of this Agreement pursuant to Section
7.1. In the event of the termination of this Agreement, each party shall return to the other party upon request all confidential information previously furnished in connection with the transactions contemplated by this Agreement.

5.8 PRESS RELEASES

     SNC and Fidelity shall agree with each other as to the form and substance of any press release related to this Agreement and the Plan of Merger or the transactions contemplated hereby and thereby, and consult with each other as to the form and substance of other public disclosures related thereto; provided, that nothing contained herein shall prohibit either party, following notification to the other party, from making any disclosure which in the opinion of its counsel is required by law.

5.9 FORBEARANCES OF FIDELITY

     Except with the prior written consent of SNC, between August 22, 1996 and the Effective Time Fidelity shall not, and shall cause the Subsidiary not to:

     a. carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, or establish or acquire any new subsidiary or cause or permit the Subsidiary to engage in any new activity or expand any existing activities;

     b. declare, set aside, make or pay any dividend or other distribution in respect of its capital stock, other than regularly scheduled dividends payable on record dates and in amounts consistent with past practices;

     c. issue any shares of its capital stock, except pursuant to the Stock Option Plan and the Option Agreement;

     d. issue, grant or authorize any Rights or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization other than options to acquire 18,900 shares of Fidelity Common Stock to be granted by Fidelity under the Stock Option Plan;

     e. amend its articles of incorporation or bylaws; impose or permit imposition, of any lien, charge or encumbrance on any share of stock held by it in the Subsidiary, or permit any such lien, charge or encumbrance to exist; or waive or release any material right or cancel or compromise any debt or claim other than in the ordinary course of business;

     f. merge with any other entity or permit any other entity to merge into it, or consolidate with any other entity; acquire control over any other entity; or liquidate, sell or otherwise dispose of any assets or acquire any assets, other than in the ordinary course of its business;

     g. fail to comply in any material respects with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business;

     h. increase the rate of compensation of any of its directors, officers or employees, or pay or agree to pay any bonus to, or provide any other employee benefit or incentive to, any of its directors, officers or employees, except in the ordinary course of business consistent with past practices, with it being understood that Fidelity has customarily increased directors' fees and employees' salaries in January of each year.

     i. enter into or substantially modify (except as may be required by applicable law or regulation) any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees; provided, that this subparagraph shall not prevent renewals of any of the foregoing consistent with past practice;

     j. solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, Fidelity or the Subsidiary or any business combination with Fidelity or the Subsidiary other than as contemplated by this Agreement (except where the failure to furnish such information or participate in such negotiations or discussions would, pursuant to a written opinion of its legal counsel, constitute a breach of the fiduciary or legal obligations of Fidelity's Board of Directors to its shareholders); or authorize any officer, director, agent or affiliate of Fidelity or the

Subsidiary to do any of the above; or fail to notify SNC immediately if any such inquiries or proposals are received, any such information is requested or required, or any such negotiations or discussions are sought to be initiated;

     k. enter into (i) any material agreement, arrangement or commitment not made in the ordinary course of business, including, without limitation, agreements or memoranda of understanding with regulatory authorities, (ii) any agreement, indenture or other instrument not made in the ordinary course of business relating to the borrowing of money by Fidelity or the Subsidiary or guarantee by Fidelity or the Subsidiary of any obligation, (iii) any agreement, arrangement or commitment relating to the employment or severance of a consultant or the employment, severance, election or retention in office of any present or former director, officer or employee (this clause shall not apply to the election of directors by shareholders in the normal course, and the election of officers by directors in the normal course terminable at will except to the extent otherwise provided in an agreement, arrangement or commitment Previously Disclosed); or (iv) any contract, agreement or understanding with a labor union;

     l. change its lending, investment or asset liability management policies in any material respect, except as may be required by applicable law, regulation, or directives, and except that after approval of the Plan of Merger by its shareholders Fidelity shall cooperate in good faith with SNC to adopt policies, practices and procedures consistent with those utilized by SNC, effective on or before the Closing Date;

     m. change its methods of accounting in effect at December 31, 1995, except as required by changes in generally accepted accounting principles concurred in by SNC's independent certified public accountants, which concurrence shall not be unreasonably withheld, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended December 31, 1995, except as required by changes in law or regulation;

     n. incur any capital expenditures or obligation to make capital expenditures in excess of $75,000 for any one expenditure or $750,000 in the aggregate;

     o. incur any indebtedness other than acceptance of deposits, advances from the Federal Home Loan Bank and reverse repurchase arrangements, in each case in the ordinary course of business;

     p. take any action which would or might be expected to (i) cause the business combination contemplated hereby not to constitute a reorganization under Section 368 of the Code, in either case as determined by SNC, (ii) result in any representation or warranty herein to be untrue in any material respect, or (iii) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied;

     q. dispose of any material assets other than in the ordinary course of business; or

     r. agree to do any of the foregoing.

5.10 EMPLOYMENT AGREEMENTS

     SNC shall enter into employment agreements with those Fidelity employees and on the terms substantially as agreed by SNC and Fidelity prior to the date hereof.

5.11 AFFILIATES

     Fidelity shall cause all persons who are "affiliates" of Fidelity, within the meaning of Rule 145 promulgated by the Commission under the Securities Act, to deliver to SNC prior to the Effective Time a written agreement providing that such person will not dispose of SNC Common Stock received in the Merger except in compliance with the Securities Act and the rules and regulations promulgated thereunder.

5.12 EMPLOYEE BENEFIT PLANS

     a. Each employee of Fidelity or the Subsidiary at the Effective Time (herein "Employee") shall become an employee immediately following the Effective Time of BB&T Financial-Virginia or of its subsidiary, upon substantially the same terms and conditions as in effect immediately preceding the Effective Time. Each Employee shall be eligible to receive bonus or incentive, retirement, severance, group hospitalization, medical, life, disability and other benefits comparable to those provided to the present employees of Branch Banking and Trust Company of Virginia without the imposition of any waiting period or limitation for pre-existing conditions. For purposes of participating in all plans and benefits of Branch Banking and Trust Company of Virginia, service to Fidelity and the Subsidiary by each Employee shall be deemed to be service with Branch Banking and Trust Company of Virginia for participation and vesting purposes only. Branch Banking and Trust

Company of Virginia will attempt,
consistent with achieving corporate goals, to avoid lay-offs of Employees following the Effective Time and to meet future efficiency goals through attrition and reassignment.

     b. SNC shall cause the 401(k) plan of Fidelity to be merged with the 401(k) plan maintained by SNC and the SNC Subsidiary, and the account balances of the Employees who are participants in the Fidelity plan shall be transferred to the accounts of such Employees under the SNC 401(k) plan. Following such merger and transfer, such accounts shall be governed and controlled by the terms of the SNC 401(k) plan as in effect from time to time.

5.13 FIDELITY BOARD OF DIRECTORS

     Following the Closing, SNC shall cause the persons who were members of the Board of Directors of Fidelity and of Fidelity Federal Savings Bank ("FFSB") immediately preceding the Closing (the "Fidelity Directors") to continue to serve as members of the Board of Directors of FFSB and as members of a Marketing and Development Board for the Richmond region. SNC shall cause the Fidelity Directors to be reappointed to the Board of Directors of FFSB (and, following the Merger described in Section 2.11, of Branch Banking and Trust Company of Virginia ("BB&T-VA")) for periods extending at least through the third anniversary of the Closing Date, subject in each case to his or her eligibility and willingness to serve, and subject further to the conditions with respect to each that he or she shall have complied with all fiduciary duties to FFSB and BB&T-VA, shall not have been involved in any action that disqualifies him or her from serving or which would bring discredit to FFSB or BB&T-VA or any other entity affiliated with SNC, and shall have carried out his or her duties to FFSB and BB&T-VA in a reasonably competent, businesslike and attentive manner. For a period of three years following the Closing, the Fidelity Directors shall receive for such services fees and compensation at the same levels and under the same conditions as are received by them as members of Fidelity's Board of Directors as of the Effective Time. Following such three-year period, fees and compensation payable to the Fidelity
Directors who continue as members of the Board of Directors of BB&T-VA shall be at the same level as paid by comparable SNC Subsidiaries to members of their respective Boards of Directors. In recognition of proactive roles in assuring a smooth transaction during and following the Merger, support for the ongoing success of FFSB and BB&T-VA in the Richmond region as well as throughout the Commonwealth of Virginia, and providing general business consulting, each Fidelity Director who does not become an employee of SNC or any of the SNC Subsidiaries, and who becomes a member of the Board of Directors of FFSB as provided in this Section 5.13, shall receive options to purchase 2,000 shares of SNC Common Stock pursuant to the terms of the SNC Omnibus Stock Option Plan (the "SNC Omnibus Plan"). Such options shall be granted immediately following the Closing, shall be exercisable at fair market value per share on the date of grant, and shall vest as follows: 667 shares each on the first and second anniversaries of the Closing Date, and 666 shares on the third such anniversary. If any Fidelity Director shall cease being a member of the Board of Directors of FFSB or BB&T-VA prior to the such third anniversary, any options not so vested at the time he shall cease being a director shall be forfeited except to the extent otherwise provided in the SNC Omnibus Plan. Such options which have vested shall be exercisable at any time during the ten-year period following the Closing Date, subject to the terms of the Omnibus Plan relating to exercise following a termination of service, and shall in all respects be governed by the provisions of the SNC Omnibus Plan as in effect from time to time. In addition to the foregoing, SNC shall cause Richard J. November, H. R. Pollard, IV, Robert G. Watts and Barry D. Crawford, being Fidelity Directors, to be appointed by BB&T Financial-Virginia to its Board of Directors as soon as practicable following the Closing, subject in each case to his eligibility and willingness to serve. Reappointments shall be subject to the same conditions as provided hereinabove for reappointment to the Board of Directors of FFSB or BB&T-VA.

5.14 DIRECTORS AND OFFICERS PROTECTION

     a. Following the Effective Time, each director and officer of Fidelity and the Subsidiary who is currently entitled to indemnification pursuant to Virginia law shall be indemnified for acts or omissions prior to and following the Effective Time, in accordance with Branch Banking and Trust Company of Virginia's bylaw provisions, to the maximum extent permitted under Virginia law, and federal law if applicable.

     b. SNC or Branch Banking and Trust Company of Virginia agrees to purchase and to keep in force directors' and officers' liability insurance to provide coverage for actions or omissions by directors and officers of Fidelity and the Subsidiary for claims made for the period prior to or commencing with and after the Effective Date.

5.15 FORBEARANCES OF SNC

     Except with the prior written consent of Fidelity, which consent shall not be arbitrarily or unreasonably withheld, between August 22, 1996 and the Effective Time, neither SNC nor any SNC Subsidiary shall:

     a. Exercise the Option Agreement other than in accordance with its terms, or dispose of the shares of Fidelity Common Stock issuable upon exercise of the option rights conferred thereby other than as permitted or contemplated by the terms thereof; or

     b. Enter into a merger or other business combination transaction with any other corporation or person in which SNC would not be the surviving or continuing entity after the consummation thereof; or

     c. Sell or lease all or substantially all of the assets and business of BB&T Financial-Virginia or Branch Banking and Trust Company or Virginia.



                                   ARTICLE VI

                              CONDITIONS PRECEDENT

6.1 CONDITIONS PRECEDENT -- SNC AND FIDELITY

     The respective obligations of SNC and Fidelity to effect the transactions contemplated by this Agreement shall be subject to satisfaction or waiver of the following conditions at or prior to the Effective Time:

     a. All corporate action necessary to authorize the execution, delivery and performance of this Reorganization Agreement and the Option Agreement and consummation of the transactions contemplated hereby and thereby shall have been duly and validly taken, including without limitation the approval of the shareholders of Fidelity of the Merger;

     b. The Registration Statement (including any post-effective amendments thereto) shall be effective under the Securities Act, and SNC shall have received all state securities or "Blue Sky" permits or other authorizations, or confirmations as to the availability of an exemption from registration requirements as may be necessary, and no proceedings shall be pending or to the knowledge of SNC threatened by the Commission or any state "Blue Sky" securities administration to suspend the effectiveness of such Registration Statement; and the SNC Common Stock to be issued as contemplated in the Plan of Merger shall have either been registered or be subject to exemption from registration under applicable state securities laws;

     c. The parties shall have received all regulatory approvals required in connection with the transactions contemplated by this Reorganization Agreement, all notice periods and waiting periods required after the granting of any such approvals shall have passed, and all such approvals shall be in effect;

     d. None of SNC, any of the SNC Subsidiaries, Fidelity or the Subsidiary shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated by this Reorganization Agreement; and

     e. Fidelity and SNC shall have received an opinion of SNC's legal counsel, in form and substance satisfactory to Fidelity and SNC, substantially to the effect that the Merger (and, if appropriate, the merger of the Subsidiary into Branch Banking and Trust Company of Virginia) will constitute one or more reorganizations under Section 368 of the Code and that the shareholders of Fidelity will not recognize any gain or loss to the extent that such shareholders exchange shares of Fidelity Common Stock for shares of SNC Common Stock.

6.2 CONDITIONS PRECEDENT -- FIDELITY

     The obligations of Fidelity to effect the transactions contemplated by this Agreement shall be subject to the satisfaction of the following additional conditions at or prior to the Effective Time, unless waived by Fidelity pursuant to Section 7.4:

     a. The representations and warranties of SNC set forth in Article IV shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (or on the date designated in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Reorganization Agreement or consented to in writing by Fidelity;

     b. SNC shall have performed all obligations and complied with all covenants required by this Agreement;

     c. SNC shall have delivered to Fidelity a certificate, dated the Closing Date and signed by its Chairman or President or an Executive Vice President, to the effect that the conditions set forth in Sections 6.1(a), 6.1(b), 6.1(c), 6.2(a) and 6.2(b), to the extent applicable to SNC, have been satisfied and that there are no actions, suits, claims, governmental investigations or procedures instituted, pending or, to the best of such officer's knowledge, threatened that reasonably may be expected to have a material adverse effect on SNC or that present a claim to restrain or prohibit the transactions contemplated herein or in the Plan of Merger;

     d. Fidelity shall have received opinions of counsel to SNC in the form reasonably acceptable to Fidelity's legal counsel;

     e. All approvals of the transactions contemplated herein from the Federal Reserve Board, the OTS, and any other state or federal government agency, department or body, the approval of which is required for the consummation of the Merger, shall have been received and all waiting periods with respect to such approvals shall have expired; and

     f. Fidelity shall not have reasonably determined in good faith that there has been a material adverse change in the condition, operations or prospects of SNC since December 31, 1995.


6.3 CONDITIONS PRECEDENT -- SNC

     The obligations of SNC to effect the transactions contemplated by this Agreement shall be subject to satisfaction of the following additional conditions at or prior to the Effective Time, unless waived by SNC pursuant to
Section 7.4:

     a. The representations and warranties of Fidelity set forth in Article III shall be, true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (or on the date designated in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writing by SNC;

     b. No regulatory approval shall have imposed any condition or requirement which, in the reasonable opinion of the Board of Directors of SNC, would so materially adversely affect the business or economic benefits to SNC of the transactions contemplated by this Agreement as to render consummation of such transactions inadvisable or unduly burdensome;

     c. Fidelity shall have performed all obligations and complied with all covenants required by this Agreement;

     d. Fidelity shall have delivered to SNC a certificate, dated the Closing Date and signed by its Chairman or President, to the effect that the conditions set forth in Sections 6.1(a), 6.1(c), 6.3(a) and 6.3(c), to the extent applicable to Fidelity, have been satisfied and that there are no actions, suits, claims, governmental investigations or procedures instituted, pending or, to the best of such officer's knowledge, threatened that reasonably may be expected to have a Material Adverse Effect on Fidelity or that present a claim to restrain or prohibit the transactions contemplated herein or in the Plan of Merger;

     e. SNC shall have received opinions of counsel to Fidelity in the form reasonably acceptable to SNC's legal counsel;

     f. SNC shall not have reasonably determined in good faith that there has been a material adverse change in the condition, operations or prospects of Fidelity since December 31, 1995;

     g. SNC shall have received the written agreements from affiliates as specified in Section 5.11; and

     h. If dissenters' rights apply to this transaction, the holders of no more than 9% of the Fidelity Common Stock shall have given written notice of their intent to demand payment for their shares and shall not have voted for the Merger, pursuant to Article 15 of the VASCA.

                                  ARTICLE VII

                       TERMINATION, WAIVER AND AMENDMENT

7.1 TERMINATION

     This Agreement may be terminated:

     a. at any time prior to the Effective Time, by the mutual consent in writing of the parties hereto;

     b. at any time prior to the Effective Time, by SNC in writing if Fidelity has, or by Fidelity in writing if SNC has, in any material respect, breached (i) any covenant, agreement or undertaking contained herein, in the Plan of Merger, in the Option Agreement, or (ii) any representation or warranty contained herein, and, in the case of (i) or (ii), if such breach has not been cured by the earlier of 30 days following written notice of such breach to the party committing such breach or the Effective Time;

     c. at any time prior to the Effective Time, by either party hereto in writing, if any of the conditions precedent to the obligations of such party to consummate the transactions contemplated hereby have not been satisfied or fulfilled, and the party giving the notice is not in breach of any of its representations, warranties, covenants or undertakings herein;

     d. at any time, by either party hereto in writing, if any of the applications for prior approval referred to in Section 5.4 are denied, and the time period for appeals and requests for reconsideration has run;

     e. at any time, by either party hereto in writing, if the shareholders of Fidelity do not approve the transactions contemplated herein;

     f. at any time following June 30, 1997, by either party hereto in writing, if the Effective Time has not occurred by the close of business on such date, and the party giving the notice is not in breach of any of its representations, warranties, covenants or undertakings herein;

     g. at any time prior to November 30, 1996 by SNC in writing, if SNC determines in its sole good faith judgment, through the performance of its due diligence or otherwise, that the financial condition, business or prospects of Fidelity are materially adversely different from what was reasonably expected by SNC; provided that SNC shall inform Fidelity upon such termination as to the reasons for SNC's determination; and, provided further, that this Section 7.1(g) shall not limit in any way the due diligence investigation of Fidelity which SNC may perform or otherwise affect any other rights which SNC has after the date hereof under the terms of this Agreement; and

     h. at any time prior to October 1, 1996, by SNC in writing, in the event that SNC shall not be satisfied with any information Previously Disclosed by Fidelity.

7.2 EFFECT OF TERMINATION

     In the event this Agreement or the Plan of Merger is terminated pursuant to
Section 7.1, both this Agreement and the Plan of Merger shall become void and have no effect, except that (i) the provisions hereof relating to confidentiality and expenses set forth in Sections 5.7 and 8.1, respectively, shall survive any such termination and (ii) a termination pursuant to Section 7.1(b) shall not relieve the breaching party from liability for an uncured breach of the covenant or agreement giving rise to such termination.

7.3 SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

     All representations, warranties and covenants in this Agreement or the Plan of Merger or in any instrument delivered pursuant hereto or thereto shall expire on, and be terminated and extinguished at, the Effective Time, other than covenants that by their terms are to be performed after the Effective Time, provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive SNC or Fidelity (or any director, officer or controlling person thereof) of any defense at law or in equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either SNC or Fidelity, the aforesaid representations, warranties and covenants being material inducements to consummation by SNC and Fidelity of the transactions contemplated herein.

7.4 WAIVER

     Except with respect to any required regulatory approval, each party hereto, by written instrument signed by an executive officer of such party, may at any time (whether before or after approval of the Agreement and the Plan of Merger by the shareholders of Fidelity) extend the time for the performance of any of the obligations or other acts of the other party hereto and may waive (i) any inaccuracies of the other party in the representations or warranties contained in this Agreement, the Plan of Merger or any document delivered pursuant hereto or thereto, (ii) compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained herein or in the Plan of Merger, or
(iii) the performance by the other party of any of its obligations set out herein or therein; provided that no such extension or waiver, or amendment or supplement pursuant to Section 7.5, executed after approval by the shareholders of Fidelity of this Agreement and the Plan of Merger shall reduce either the number of shares of SNC Common Stock into which each share of Fidelity Common Stock shall be converted in the Merger or the payment terms for fractional interests.

7.5 AMENDMENT OR SUPPLEMENT

     This Agreement and the Plan of Merger may be amended or supplemented at any time in writing by mutual agreement of SNC and Fidelity, subject to the proviso to Section 7.4.

                                  ARTICLE VIII

                                 MISCELLANEOUS

8.1 EXPENSES

     Each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Reorganization Agreement, including fees and expenses of its own financial consultants, accountants and counsel, except that SNC and Fidelity shall each pay fifty percent of the cost of printing and mailing the Proxy Statement. Notwithstanding the foregoing, SNC shall reimburse Fidelity for all of its reasonable out-of-pocket expenses if this Agreement is terminated for any reason other than a termination pursuant to Section 7.1(b).


8.2 ENTIRE AGREEMENT

     This Agreement and the Option Agreement contain the entire agreement between the parties with respect to the transactions contemplated hereunder and thereunder and supersede all prior arrangements or understandings with respect thereto, written or oral, other than documents referred to herein or therein. The terms and conditions of this Agreement and the Option Agreement shall inure to the benefit of and be binding upon the parties hereto and thereto and their respective successors. Nothing in this Agreement or the Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and thereto, and their respective successors, any rights, remedies, obligations or liabilities.

8.3 NO ASSIGNMENT

     Neither of the parties hereto may assign any of its rights or obligations under this Reorganization Agreement to any other person, except upon the prior written consent of the other party.

8.4 NOTICES

     All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally recognized overnight express courier or by facsimile transmission, addressed or directed as follows:

     If to Fidelity:

       Fidelity Financial Bankshares Corporation
        2809 Emerywood Parkway, Suite 500
        Richmond, Virginia 23294
        Attention: Mr. Barry D. Crawford
        Fax No.: 804-755-7814

     With a required copy to:

       Parker, Pollard & Brown, P.C.
        5511 Staples Mill Road
        Richmond, Virginia 23228
        Attention: Mr. H. R. Pollard, IV
        Fax No.: 804-262-3284

     If to SNC:

       Southern National Corporation
        200 West Second Street
        Winston-Salem, North Carolina 27101
        Attention: Scott E. Reed
        Fax No.: 910-773-0340

     With a required copy to:

       Womble Carlyle Sandridge & Rice
        200 West Second Street
        Winston-Salem, North Carolina 27101

        Attention: Mr. William A. Davis, II
        Fax No.: 910-733-8364

     Any party may by notice change the address to which notice or other communications to it are to be delivered.

8.5 CAPTIONS

     The captions contained in this Agreement are for reference only and are not part of this Agreement.

8.6 COUNTERPARTS

     This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.


8.7 GOVERNING LAW

     This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia applicable to agreements made and entirely to be performed within such jurisdiction, except to the extent federal law may be applicable.

8.8 PREDECESSOR AGREEMENT

     This Agreement amends and supersedes in its entirety the Agreement and Plan of Reorganization (the "Predecessor Agreement") between the parties dated as of August 22, 1996, and the Predecessor Agreement shall have no further force and effect from and after the date hereof.

     IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

                                         SOUTHERN NATIONAL CORPORATION

                                         By: /s/ JOHN A. ALLISON IV

                                         Title: Chairman and Chief Executive
                                         Officer

                                         FIDELITY FINANCIAL BANKSHARES
                                         CORPORATION

                                         By: /s/ BARRY D. CRAWFORD

                                         Title: President and Chief Executive
                                         Officer

                                                                         ANNEX A

                               ARTICLES OF MERGER
                                       OF
                   FIDELITY FINANCIAL BANKSHARES CORPORATION
                                 WITH AND INTO
                     BB&T FINANCIAL CORPORATION OF VIRGINIA

     The undersigned corporations, pursuant to Section 13.1-720 of the Virginia Stock Corporation Act, hereby execute the following articles of merger.

                                      ONE

     The merger of Fidelity Financial Bankshares Corporation, a Virginia corporation ("Fidelity"), with and into BB&T Financial Corporation of Virginia, a Virginia corporation ("BB&T Financial-Virginia"), shall be in accordance with the Plan of Merger attached hereto as Exhibit A (the "Plan of Merger").

                                      TWO

     The Plan of Merger was submitted to the shareholders of each of Fidelity and BB&T Financial-Virginia by its Board of Directors in accordance with the provisions of Section 13.1-718 of the Virginia Stock Corporation Act:

     A. The number of outstanding shares of common stock, par value $1.00 per share, of Fidelity (the only voting group entitled to vote on the Plan of Merger) entitled to be cast and number of undisputed votes cast for the Plan of Merger were:

OUTSTANDING SHARES     UNDISPUTED VOTES CAST FOR THE PLAN


     The number of undisputed votes cast for the Plan of Merger was sufficient for approval of the Plan of Merger.

     B. The Plan of Merger was adopted by unanimous consent of the shareholders of BB&T Financial-Virginia.

                                     THREE

     The articles of merger shall become effective at         .m. on
             , 199 .

     The undersigned, [Title] of each of Fidelity and BB&T Financial-Virginia
declares that the facts herein stated are true as of              , 199 .

                                         FIDELITY FINANCIAL BANKSHARES
                                         CORPORATION

                                         By:

                                         Name:

                                         Title:

                                         BB&T FINANCIAL CORPORATION OF VIRGINIA

                                         By:

                                         Name:

                                         Title:

                                                                       EXHIBIT A

                                 PLAN OF MERGER
                                       OF
                   FIDELITY FINANCIAL BANKSHARES CORPORATION
                                 WITH AND INTO
                     BB&T FINANCIAL CORPORATION OF VIRGINIA

     SECTION 1. CORPORATIONS PROPOSING TO MERGE AND SURVIVING CORPORATION. Fidelity Financial Bankshares Corporation, a Virginia corporation ("Fidelity"), shall be merged (the "Merger") with and into BB&T Financial Corporation of Virginia, a Virginia corporation ("BB&T Financial-Virginia"), pursuant to the terms and conditions of this Plan of Merger (the "Plan of Merger") and of the
Agreement and Plan of Reorganization, dated as of August   , 1996 (the
"Agreement"), by and between Fidelity and Southern National Corporation, a North Carolina corporation and parent corporation of BB&T Financial-Virginia ("SNC"). The effective time for the Merger (the "Effective Time") shall be set forth in the Articles of Merger to be filed with the Clerk of the State Corporation Commission of Virginia. BB&T Financial-Virginia shall continue as the surviving corporation (the "Surviving Corporation") in the Merger and the separate corporate existence of Fidelity shall cease.

     SECTION 2. EFFECTS OF THE MERGER. The Merger shall have the effects set forth in Section 13.1-721 of the Virginia Stock Corporation Act (the "VSCA").

     SECTION 3. ARTICLES OF INCORPORATION AND BYLAWS. The Articles of Incorporation and the Bylaws of BB&T Financial-Virginia as in effect immediately prior to the Effective Time shall remain in effect as the Articles of Incorporation and Bylaws of the Surviving Corporation following the Effective Time until changed in accordance with their terms and the VSCA.

     SECTION 4. CONVERSION OF SHARES.

     (a) At the Effective Time, each share of common stock, $1.00 par value per share, of Fidelity ("Fidelity Common Stock") outstanding immediately prior to the Effective Time, shall by virtue of the Merger and without any action on the
part of the holder thereof, be converted into and become        shares of common
stock, $5.00 par value per share, of SNC ("SNC Common Stock").

     (b) At the Effective Time, each share of the common stock of BB&T Financial-Virginia issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding.

     SECTION 5. NO RIGHT TO DISSENT. Pursuant to Section 13.1-730C of the VSCA, holders of Fidelity Common Stock shall have no right to dissent from the Merger.

     SECTION 6. NO FRACTIONAL SHARES. Notwithstanding any other term or provision hereof, no fraction of a share of SNC Common Stock, and no certificates or script therefor or other evidence of ownership thereof, will be issued in connection with the conversion of Fidelity Common Stock in the Merger, and no right to receive cash in lieu thereof shall entitle the holder hereof to any voting or other rights of a holder of shares or fractional share interests of Fidelity. In lieu of such fractional shares, any holder of shares who would otherwise be entitled to fractional shares of SNC Common Stock will, upon surrender of his certificate or certificates representing shares of Fidelity Common Stock outstanding immediately prior to the Effective Time, be paid the cash value of each such fraction, computed in accordance with the ratio set forth in Section 4(a) above.

     SECTION 7. AMENDMENT. At any time before the Effective Time, this Plan of Merger may be amended, provided that: (i) any such amendment is approved by the Board of Directors of Fidelity ; and (ii) no such amendment made subsequent to the submission of this Plan of Merger to the shareholders of Fidelity shall have any of the effects specified in Section 13.1-718.I of the VSCA without the approval of the shareholders affected thereby.

                                                                     APPENDIX II

                                                                January   , 1997

Board of Directors
Fidelity Financial Bankshares Corporation
2809 Emerywood Parkway, Suite 500
Richmond, VA 23294

Dear Members of the Board:

     Set forth herein is the updated opinion of Danielson Associates Inc. ("Danielson Associates") as to the "fair" sale value of Fidelity Financial Bankshares Corporation ("Fidelity") and the "fairness" of the offer by Southern National Corporation ("Southern National") to buy all of the outstanding common stock of Fidelity. The "fair" sale value is defined as the price at which all of Fidelity common stock would change hands between a willing seller and willing buyer, each having a reasonable knowledge of the relevant facts.

     In preparing the original opinion dated August 21, 1996, the Bank's market was analyzed; its business and prospects were discussed with management; and its financial performance was compared with other banks in the region. In addition, any unique characteristics were considered.

     This opinion was based on data supplied to Danielson Associates by Fidelity, and it relied on some public information, all of which was believed to be reliable, but neither the completeness nor the accuracy of such information could be guaranteed. The opinion assumed, based on management's representation, that there was no significant loan problems beyond what was stated in recent reports to regulatory agencies and in the monthly report to the directors.

     In determining the "fair" sale value of Fidelity, primary emphasis was given to prices paid for thrifts that had similar financial, market and structural characteristics. These prices were then related to earnings and equity capital, also referred to as "book."

     Based on the analysis of Fidelity's recent performance and its future potential, comparisons with similar transactions and unique characteristics, it was determined that its "fair" sale value was between $48.3 and $52.5 million, or about $21.00 to $23.00 per share. Thus, the $56.5 million, or $24.70 for each share of common stock, offered to Fidelity by Southern National was a "fair" offer from a financial point of view to Fidelity and its shareholders.

     There has been no subsequent change in Southern National's performance, but there has been a significant event involving Southern National since the original fairness opinion -- the announcement of an agreement to acquire United Carolina Bancshares Corporation ("UCB"), a North Carolina bank holding company. Based on the offer price and trailing twelve month earnings as of September 30, 1996, this offer is highly dilutive to Southern National, i.e., a 6.4% earnings per share dilution.


     We have not analyzed the potential cost savings; however, as an in-market consolidation, there should be sufficient savings to eliminate most of the dilution in a reasonable period of time. To eliminate all of the dilution, about $34 million in cost reductions would be needed, or 23.7% of UCB's annual operating expenses. This is a high percentage, but it is well below the 45% cost savings estimate that was put forth by Southern National's chief executive officer, which is based on approximately 80 branches being closed and the elimination of most of UCB's independent administrative and support operations. Thus, this transaction should not negatively affect the fairness of the Southern National offer to Fidelity.

     As of the trailing ten trading day period ended             , Southern
National's common stock had an average closing price of        . This means the
value of the offer has increased to $        million, or $        per share.
Since the value of the offer has increased and there has been no subsequent, negative change, this offer is still "fair" from a financial point of view to Fidelity and its shareholders.

                                         Respectfully submitted,

                                         ARNOLD G. DANIELSON
                                         CHAIRMAN
                                         DANIELSON ASSOCIATES, INC.

                                                                    APPENDIX III

                                                                January   , 1997

Board of Directors
Fidelity Financial Bankshares Corporation
2809 Emerywood Parkway
Richmond, Virginia 23294

Gentlemen:


     You have asked us to render our opinion relating to the fairness, from a financial point of view, to the shareholders of Fidelity Financial Bankshares Corporation ("Fidelity") of the terms of an Agreement and Plan of Reorganization by and between Southern National Corporation ("SNC") and Fidelity dated August 22, 1996 and amended and restated as of December 17, 1996 (the "Merger Agreement"). The Merger Agreement provides for the merger of Fidelity with and into SNC (the "Merger") and further provides that each share of Common Stock of Fidelity which is issued and outstanding immediately prior to the Effective Date of the Merger shall be exchanged for shares of SNC Common Stock (the "Exchange Ratio"). The Exchange Ratio is subject to adjustment based upon the average closing price per share of SNC Common Stock for the twenty business days ending on and including February 21, 1997. In no case will the Exchange Ratio be less than .7137 or greater than .8758.


     In developing our opinion, we have, among other things, reviewed and analyzed: (1) the Merger Agreement; (2) Fidelity's audited financial statements for the three years ended December 31, 1995; (3) Fidelity's unaudited financial statements for the quarter and nine month period ended September 30, 1996 and 1995, and other internal information relating to Fidelity prepared by Fidelity's management; (4) information regarding the trading market for the common stocks of Fidelity and SNC and the price ranges within which the respective stocks have traded; (5) the relationship of prices paid to relevant financial data such as net worth, assets, deposits and earnings in certain thrift and thrift holding company mergers and acquisitions in Virginia in recent years; (6) SNC's audited annual reports to shareholders and its financial statements for the three years ended December 31, 1995; and (7) SNC's unaudited financial statements for the quarter and nine month period ended September 30, 1996 and 1995, and other internal information relating to SNC prepared by SNC's management. We have discussed with members of management of Fidelity and SNC the background to the Merger, reasons and basis for the Merger and the business and future prospects of Fidelity and SNC individually and as a combined entity. Finally, we have conducted such other studies, analyses and investigations, particularly of the banking industry, and considered such other information as we deemed appropriate.

     In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of the information furnished to us by or on behalf of Fidelity and SNC. We have not attempted independently to verify such information, nor have we made any independent appraisal of the assets of Fidelity or SNC. We have taken into account our assessment of general economic, financial market and industry conditions as they exist and can be evaluated at the date hereof, as well as our experience in business valuation in general.

     On the basis of our analyses and review and in reliance on the accuracy and completeness of the information furnished to us and subject to the conditions noted above, it is our opinion that, as of the date hereof the terms of the Merger Agreement are fair from a financial point of view to the shareholders of Fidelity Common Stock.

                                         Very truly yours,

                                         SCOTT & STRINGFELLOW, INC.
                                         By:
                                             Gary S. Penrose
                                           Managing Director
                                           Financial Institutions Group

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act contain specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, such sections provide that:
(i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided by statute that the director or officer meets a certain standard of conduct, provided when a director or officer is liable to the corporation or is adjudged liable on the basis that personal benefit was improperly received by him, the corporation may not indemnify him. A director or officer of a corporation who is a party to a proceeding may also apply to a court for indemnification, and the court may order indemnification under certain circumstances set forth in statute. A corporation may, in its articles of incorporation or bylaws or by contract or resolution of the board of directors, provide indemnification in addition to that provided by statute, subject to certain conditions.

     SNC's bylaws provide for the indemnification of any director or officer of SNC against liabilities and litigation expenses arising our of his status as such, excluding: (i) any liabilities or litigation expenses relating to activities which were at the time taken known or believed by such person to be clearly in conflict with the best interest of SNC and (ii) that portion of any liabilities or litigation expenses with respect to which such person is entitled to receive payment under any insurance policy.

     SNC's articles of incorporation provide for the elimination of the personal liability of each director of SNC to the fullest extent permitted by law.

     SNC maintains directors and officers liability insurance which, in general, insures: (i) SNC's directors and officers against loss by reason of any of their wrongful acts and (ii) SNC against loss arising from claims against the directors and officers by reason of their wrongful acts, all subject to the terms and conditions contained in the policy.

     Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors and officers liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency which results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C. (section mark) 1818(b)).

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The following documents are filed as exhibits to this registration statement on Form S-4:

EXHIBIT NO.   DESCRIPTION
      2       Amended and Restated Agreement and Plan of Reorganization, dated as of December 17, 1996, between Fidelity
              Financial Bankshares Corporation and Southern National Corporation
      5       Opinion of Womble Carlyle Sandridge & Rice, PLLC
      8       Opinion of Womble Carlyle Sandridge & Rice, PLLC
     23(a)    Consent of Womble Carlyle Sandridge & Rice, PLLC (Included in Exhibits 5 and 8)
     23(b)    Consent of Arthur Andersen LLP
     23(c)    Consent of KPMG Peat Marwick LLP
     23(d)    Consent of Danielson Associates, Inc.
     23(e)    Consent of Scott & Stringfellow, Inc.
     24       Power of Attorney (On signature page)
     99(a)    Form of Fidelity Financial Bankshares Corporation Proxy Card
     99(b)    Option Agreement, dated as of August 22, 1996, between Fidelity
              Financial Bankshares Corporation and Southern National
              Corporation.

     (b) Financial statement schedules: Not applicable.

ITEM 22. UNDERTAKINGS

     A. The undersigned registrant hereby undertakes:

          1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     D. The registrant undertakes that every prospectus (i) that is filed pursuant to Paragraph (C) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     E. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     F. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     G. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, State of North Carolina, on January 15, 1997.

                                         SOUTHERN NATIONAL CORPORATION

                                         By: /s/       JERONE C. HERRING
                                                     JERONE C. HERRING
                                               EXECUTIVE VICE PRESIDENT AND
                                                          SECRETARY

                               POWER OF ATTORNEY

     Each of the undersigned, being a director and/or officer of Southern National Corporation (the "Company"), hereby nominates, constitutes and appoints John A. Allison, Scott E. Reed and Jerone C. Herring, or any one of them severally, to be his or her true and lawful attorney-in-fact and to sign in his or her name and on his or her behalf in any and all capacities stated below, and to file with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-4 (the "Registration Statement") relating to the issuance of shares of the Company's common stock, $5.00 par value per share, in connection with the acquisition by the Company of Fidelity Financial Bankshares Corporation, a Virginia corporation, and to file any and all amendments, including post-effective amendments, to the Registration Statement, making such changes in the Registration Statement as such attorney-in-fact deems appropriate, and generally to do all such things on his or her behalf in any and all capacities stated below to enable the Company to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Commission.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on January 15, 1997.

                      SIGNATURE                                            CAPACITY

          /s/             JOHN A. ALLISON IV            Chairman of the Board and Chief Executive
                  JOHN A. ALLISON IV                      Officer (principal executive
                                                          officer)

           /s/                SCOTT E. REED             Senior Executive Vice President and Chief
                    SCOTT E. REED                         Financial Officer (principal financial
                                                          officer)

          /s/              SHERRY A. KELLETT            Executive Vice President and Controller
                  SHERRY A. KELLETT                       (principal accounting
                                                          officer)

          /s/              PAUL B. BARRINGER            Director
                  PAUL B. BARRINGER

         /s/           W. R. CUTHBERTSON, JR.           Director
                W. R. CUTHBERTSON, JR.

           /s/               RONALD E. DEAL             Director
                    RONALD E. DEAL

         /s/               A. J. DOOLEY, SR.            Director
                  A. J. DOOLEY, SR.

         /s/              JOE L. DUDLEY, SR.            Director
                  JOE L. DUDLEY, SR.

           /s/                 TOM D. EFIRD             Director
                     TOM D. EFIRD

         /s/             O. WILLIAM FENN, JR.           Director
                 O. WILLIAM FENN, JR.

          /s/              PAUL S. GOLDSMITH            Director
                  PAUL S. GOLDSMITH

          /s/             L. VINCENT HACKLEY            Director
                  L. VINCENT HACKLEY

          /s/              ERNEST F. HARDEE             Director
                   ERNEST F. HARDEE

         /s/           RICHARD JANEWAY, M.D.            Director
                RICHARD JANEWAY, M.D.

         /s/           J. ERNEST LATHEM, M.D.           Director
                J. ERNEST LATHEM, M.D.

          /s/              JAMES H. MAYNARD             Director
                   JAMES H. MAYNARD

         /s/           JOSEPH A. MCALEER, JR.           Director
                JOSEPH A. MCALEER, JR.

          /s/            ALBERT O. MCCAULEY             Director
                  ALBERT O. MCCAULEY

         /s/             DICKSON MCLEAN, JR.            Director
                 DICKSON MCLEAN, JR.

          /s/             CHARLES E. NICHOLS            Director
                  CHARLES E. NICHOLS

          /s/              L. GLENN ORR, JR.            Director
                  L. GLENN ORR, JR.

         /s/              A. WINNIETT PETERS            Director
                  A. WINNIETT PETERS

        /s/            RICHARD L. PLAYER, JR.           Director
                RICHARD L. PLAYER, JR.

        /s/          E. EDWARD PLEASANTS, JR.           Director
               C. EDWARD PLEASANTS, JR.

          /s/                NIDO R. QUBEIN             Director
                    NIDO R. QUBEIN

         /s/             A. TAB WILLIAMS, JR.           Director
                 A. TAB WILLIAMS, JR.